Exhibit 1

The following summarizes certain information, including financial information, that we may disclose to prospective investors. The disclosures set forth below update the information contained in our annual report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2020 and any other documents that we have filed or furnished with the SEC and should be read in conjunction therewith. Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. See note 2 to our audited consolidated financial statements included in the 2019 Annual Report for a description of our significant accounting policies including our principles of consolidation. References in this report to “$” and “Dollars” are to United States Dollars, references to “€” are to Euros, references to “£,” “Pounds Sterling” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos. References to “billion” mean one thousand million. References in this report to “CPOs” are to CEMEX, S.A.B. de C.V.’s Certificados de Participación Ordinarios and each CPO represents two Series A shares and one Series B share of CEMEX, S.A.B. de C.V. References in this report to “ADSs” are to American Depositary Shares of CEMEX, S.A.B. de C.V. and each ADS represents ten CPOs of CEMEX, S.A.B. de C.V. Total debt plus other financial obligations as referred to herein differs from the calculation of debt under the 2017 Facilities Agreement (as defined below). See “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for information on recent amendments to the 2017 Facilities Agreement.

We have approximated certain numbers in this report to their closest round numbers or a given number of decimal places. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

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the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services;

•	the cyclical activity of the construction sector;

•	our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector;

•	availability of raw materials and related fluctuating prices;

•	competition in the markets in which we offer our products and services;

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general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations;

•	the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations;

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our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including the Perpetual Debentures (as defined below);

•	the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;

•	the impact of our below investment grade debt rating on our cost of capital and the cost of the products and services we purchase;

•	loss of reputation of our brands;

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our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals;

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the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;

•	changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;

•	weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods;

•	trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement;

•	terrorist and organized criminal activities as well as geopolitical events;

•	declarations of insolvency or bankruptcy, or becoming subject to similar proceedings;

•	natural disasters and other unforeseen events (including global health hazards such as COVID-19); and

•	the other risks and uncertainties described under “Item 3—Key Information—Risk Factors” of the 2019 Annual Report and under “Risk Factors” below.

Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the SEC.

Geographic Breakdown of Revenues by Reportable Segment for the Nine-Month Period Ended September 30, 2020

The following chart indicates the geographic breakdown of our revenues by reportable segment, before eliminations resulting from consolidation, for the nine-month period ended September 30, 2020:

Breakdown of Revenues by Line of Business for the Nine-Month Period Ended September 30, 2020

The following chart indicates the breakdown of our revenues by line of business, after eliminations resulting from consolidation, for the nine-month period ended September 30, 2020:

RECENT DEVELOPMENTS

Recent Developments Relating to Our Full-Year 2020 Results

As of the date of this report, we have not yet reported our financial results for the year ended December 31, 2020. We expect that we will report these results on or about February 11, 2021. Based on actual results for January through November 2020 and preliminary estimates for the month of December 2020, we currently expect our Operating EBITDA for the fiscal year ending December 31, 2020 to be approximately $2.4 billion. We also expect that our total debt plus other financial obligations plus Perpetual Debentures will decrease by approximately $623 million compared to the balance reported as of December 31, 2019.

The estimates above represent the most current information available to management and do not present all information necessary for a complete understanding of our financial condition as of and the results of operations as of and for the year ended December 31, 2020. Our financial closing procedures for the year ended December 31, 2020 are not yet complete as of the date of this report, and as a result, there is a possibility that our final financial condition and results of operations upon completion of our closing procedures may vary materially from these preliminary estimates. The estimates were prepared by and are the responsibility of our management, based upon a number of assumptions, in connection with the preparation of our financial statements and completion of the year ended December 31, 2020. Such estimates have not been audited, reviewed, compiled, or had agreed-upon procedures applied by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto.

Additional items that would require material adjustments to the preliminary financial information may be identified. Factors that could cause our actual results for the year ended December 31, 2020 to differ from the estimates presented herein include, without limitation, completion of the closing process, which includes but is not limited to account reconciliations, business performance reviews and fluctuation analyses. Estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. The estimates for the year ended December 31, 2020 are not necessarily indicative of any future period and should be read together with “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements” included elsewhere in this report, our consolidated financial statements included in the 2019 Annual Report and our unaudited condensed financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Recent Developments Relating to Our Indebtedness

Amendments to the 2017 Facilities Agreement

On September 8, 2020, we formally launched a Consent Request and an Exchange and Discharge Offer addressed to all lenders under the 2017 Facilities Agreement to further modify the 2017 Facilities Agreement (the “October 2020 Facilities Agreement Amendments”). The October 2020 Facilities Agreement Amendments were approved by all responding lenders, and as a result, on October 13, 2020, we signed an amendment and restatement agreement in relation to the 2017 Facilities Agreement. In particular, we extended $1.1 billion of term loan maturities by three years, from 2022 to 2025, and $1.1 billion of commitments under the revolving credit facility by one year from 2022 to 2023. In addition, on October 15, 2020, we prepaid $530 million corresponding to the July 2021 amortization under the new term loan facilities created pursuant to the October 2020 Facilities Agreement Amendments.

Under the October 2020 Facilities Agreement Amendments, we also redenominated $313 million of previous Dollar exposure under the term loans that are part of the 2017 Facilities Agreement to Mexican Pesos, as well as close to $82 million to Euros. Aside from the new Mexican Pesos tranche that was created under the 2017 Facilities Agreement, which includes a lower interest rate margin grid, pricing for all other tranches under the 2017 Facilities Agreement remained unchanged.

Certain tranches under the 2017 Facilities Agreement amounting to $3.2 billion incorporate five sustainability-linked metrics, including reduction of net CO2 emissions and use of power from green energy, among other indicators. The annual performance in respect to these five metrics may result in a total adjustment of the interest rate margin under these tranches of up to plus or minus five basis points.

Along with other technical amendments, we tightened our consolidated leverage ratio covenant under the 2017 Facilities Agreement from 7.00:1 to a limit of 6.25:1 for the periods ending on September 30, 2020, December 31, 2020 and March 31, 2021.

In addition, on December 17, 2020, commitments were increased by $93 million and $43 million under the new term loan facilities and the new revolving credit facility created pursuant to the October 2020 Facilities Agreement Amendments, respectively. Subsequently, we cancelled commitments in those same amounts under the term loan facilities and the revolving credit facility already existing before the October 2020 Facilities Agreement Amendments. Following the aforementioned increase and cancellation, the amount of commitments under the 2017 Facilities Agreement remained effectively unchanged, but maturity of the aforementioned amounts being effectively extended from 2022 to 2025 (for the term loan facility commitments) and to 2023 (for the revolving credit facility commitments). As of the date of this report, we are in compliance with the applicable limitations and restrictions contained in the 2017 Facilities Agreement.

Full Redemptions of June 2024 Euro Notes, April 2024 Dollar Notes and May 2025 Dollar Notes

On October 9, 2020, CEMEX Finance LLC (“CEMEX Finance”) redeemed €215 million aggregate principal amount of its 4.625% Senior Secured Notes due 2024 (the “June 2024 Euro Notes”). After giving effect to this partial redemption, €185 million aggregate principal amount of the June 2024 Euro Notes remained outstanding. Subsequently, on October 16, 2020, CEMEX Finance redeemed the remaining €185 million aggregate principal amount of the June 2024 Euro Notes.

On October 9, 2020, CEMEX Finance redeemed the remaining $640 million aggregate principal amount of its 6.000% Senior Secured Notes due 2024 (the “April 2024 Dollar Notes”).

On October 16, 2020, CEMEX, S.A.B. de C.V. redeemed the remaining $750 million aggregate principal amount of its 6.125% Senior Secured Notes due 2025 (the “May 2025 Dollar Notes”).

Issuance of September 2030 Dollar Notes

On September 17, 2020, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of 5.200% Senior Secured Notes due 2030 (the “September 2030 Dollar Notes”) in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The September 2030 Dollar Notes are guaranteed by CEMEX España, S.A. (“CEMEX España”), CEMEX Asia B.V. (“CEMEX Asia”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”), CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments B.V. (“Cemex Africa & Middle East Investments”), CEMEX France Gestion (S.A.S.) (“CEMEX France”), CEMEX Research Group AG (“CEMEX Research Group”) and CEMEX UK. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over substantially all the shares of CEMEX Operaciones México, S.A. de C.V. (“CEMEX Operaciones México”), CEMEX Innovation Holding Ltd. (“CIH”). and CEMEX España (collectively, the “Collateral”) and all proceeds of the Collateral. See “ —Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward Holding B.V. (“New Sunward”) ceased to guarantee our indebtedness that it had guaranteed and CEMEX España succeeded to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España was not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our secured creditors ceased to be part of the Collateral as such shares no longer exist. Our subsidiaries that were shareholders of New Sunward and that received shares of CEMEX España as a result of the merger have pledged their shares in CEMEX España as part of the Collateral.

Recent Developments Relating to Effects of COVID-19 on Our Business and Operations

The COVID-19 pandemic, coupled with the measures that at different points and times were implemented or that may be implemented by some governmental authorities in an attempt to contain and mitigate the effects of COVID-19, including shutdowns of non-essential construction and businesses, stricter border controls, stringent quarantines and social distancing, have triggered what we believe is the worst economic downturn since the Great Depression in the 1930s. The negative effects of the pandemic on, among other things, supply chains, global trade, mobility of persons, business continuity and demand for goods and services have been sizable. According to the latest World Economic Outlook report of the International Monetary Fund (the “IMF”), published in October 2020, as a result of the COVID-19 pandemic, the global economy was projected to contract sharply by 4.4% in 2020. Given that many countries have yet to bring the COVID-19 pandemic under control, the risk of the global recession lasting beyond 2020 is non-negligible. We believe it is still too early to anticipate how effective the recently authorized COVID-19 vaccines will be and how widely and quickly the vaccines will be distributed and used.

Even though some governments and central banks have announced and implemented monetary and fiscal policies to reduce the impact of the COVID-19 pandemic on economies and financial markets, these measures vary by country and may not be enough to deter material adverse economic and financial effects. Fears about the magnitude of the economic downturn have had and may continue to have an adverse effect on financial markets and emerging market currencies, which in turn have adversely affected and may continue to adversely affect our industry and our results of operations and financial condition. We expect that the construction activity across most of the markets in which we operate and in which we offer our products and services will be adversely affected for some time before returning to pre-pandemic levels. In addition, at various points during 2020, emerging market foreign exchange rates were adversely affected by the global market sell-off, mainly on the back of the economic effects of the COVID-19 pandemic, and because of other factors, such as the perception of the Mexican government’s policies and lower oil prices. The Dollar’s surge given its perceived safe-haven status drove several emerging market currencies, such as the Mexican Peso, to record lows against the Dollar.

After the sharp reassessment of growth prospects and the deterioration of risk sentiment in February and March 2020, global financial markets have been recovering since April 2020 on the back of an unprecedented easing of global monetary policy and sizable fiscal support, as well as hopes for a strong economic recovery based on a quick reopening of economic activities, and more recently, and the authorization of different COVID-19 vaccines. Foreign investors have gradually returned to emerging markets in search of yield, lifting equity prices and compressing long-term yields and corporate spreads. As sentiment improved, the Dollar has weakened, particularly against emerging markets currencies. The recent surge in global COVID-19 infections has made global markets more volatile. As of the date of this report, except for certain countries like France, Germany and the UK and certain U.S. and Mexican states that have already implemented certain degrees of lockdowns, we are not able to assess what measures, if any, governments may adopt to stop the spread of COVID-19 and how these measures may affect, if at all, our operations and demand for our products and services.

The consequences of the COVID-19 pandemic have considerably affected us in certain countries. During the third quarter of 2020, due to the lack of visibility and high uncertainty resulting from the negative economic effects of the COVID-19 pandemic and considering the impairment indicators in certain countries, we recognized a non-cash aggregate impairment charge of $1.5 billion comprised of $1.02 billion of impairment from goodwill related to our business in the United States, as well as $480 million of impairment from property, plants and equipment and from other assets in several countries, mainly cement assets in the United States, as well as in Europe, South, Central America and the Caribbean, among other non-material adjustments in CEMEX’s concrete ready-mix and aggregates businesses.

The global spread of COVID-19 has also adversely affected and may continue to adversely affect our business continuity in some of the markets in which we operate and in which we offer our products and services. Many of our operations have been and may continue to be adversely affected by (i) government decisions that seek to stop the spread of COVID-19, including social distancing guidelines and other health and safety measures, which at times suspend non-essential activities or have the effect of lowering activity at our operating facilities, leading to lower production; and (ii) depressed demand for our products and services. As of the date of this report:

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In Mexico, we continue operating in accordance with technical guidelines set by the Mexican government. On April 6, 2020, we had initially announced that we would temporarily halt all production and certain related activities in Mexico until April 30, 2020 in accordance with a decree (the “Mexico COVID-19 Decree”) issued by the Health Ministry of Mexico in response to COVID-19. However, on April 7, 2020, relying on technical guidelines to the Mexico COVID-19 Decree issued by the Health Ministry of Mexico in the Official Mexican Gazette (Diario Oficial de la Federación), we announced that we were permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the Mexican government during the COVID-19 pandemic. In addition, in accordance with publications issued on May 14, 2020 in the Official Mexican Gazette regarding the reopening of social, educational and economic activities, companies dedicated to construction and mining industry activities were able to resume operations as long they complied with the applicable health and safety protocols and guidelines established by the government, as these were considered, and as of the date of this report remain, essential activities during the current COVID-19 health emergency in Mexico. As of the date of this report, no additional official decrees have been issued requiring the construction industry in Mexico to halt all or part of its operations; however, if any such decrees are issued, we will analyze the possible impact that this may represent to us, which could, subject to the scope and nature adversely affect our financial condition, business, liquidity and results of operations. For the nine-month period ended September 30, 2020, our operations in Mexico represented 20% of our revenues in Dollar terms before eliminations resulting from consolidation.

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In most of our South America, Central America and Caribbean (“SCA&C”) region, our operations have been temporarily affected. For instance, on March 28, 2020, the government of Trinidad and Tobago issued regulations addressing COVID-19 (the “Trinidad and Tobago COVID-19 Regulations”) pursuant to which certain of our operations in Trinidad and Tobago were required to temporarily cease operations on March 30, 2020. As a result of the Trinidad and Tobago COVID-19 Regulations, we temporarily halted substantially all of our operations in Trinidad and Tobago, except for certain activities related to the safe operation and preservation of the kiln and certain port operations. Also, pursuant to orders issued by the government of Barbados on March 28, 2020, we temporarily halted operations at our cement manufacturing facility located in Barbados. However, on May 14, 2020, our operations in Trinidad and Tobago and Barbados received the approval of the governments of Trinidad and Tobago, and Barbados, respectively, to resume all operations in those countries. Although beginning on August 17, 2020, the government of Trinidad and Tobago imposed new lockdown restrictions, as of the date of this report, the construction industry is not included in these recent restrictions. The government of Jamaica has imposed a daily curfew, from 10:00 pm to 5:00 am generally in the municipality of our cement operations, subject to limited exceptions. As of the date of this report, we expect this curfew will only impact the commute of our employees to and from our cement plant in Jamaica. In addition, following measures implemented by the authorities in Panama, we had previously temporarily halted production and related activities in Panama. However, in compliance with the dispositions issued on September 4, 2020, by the government of Panama (Executive Decree 1036), we resumed all our operations in Panama on September 7, 2020. Nevertheless, the Panama government has recently imposed new restrictions. Starting December 18, 2020, a daily curfew from 7:00 pm to 5:00 am and complete quarantine from December 25, 2020 at 7:00 pm to December 28, 2020 at 5:00 am and from January 1, 2021 at 7:00 pm to January 4, 2021 at 5:00 am will be in place. There was no special mention as to the construction industry in Panama. We expect our operations in Panama to have only some restrictions on transit and personnel commuting. Additionally, pursuant to a nationwide decree issued by the government of Colombia in response to

COVID-19, we had temporarily halted production and related activities in Colombia on March 25, 2020. However, pursuant to a subsequent nationwide decree issued by the government of Colombia on April 8, 2020, we partially resumed certain operations that were deemed essential to attend to the COVID-19 pandemic in Colombia from April 13 to April 27, 2020. After April 27, 2020, pursuant to Decree number 593, we resumed our operations in Colombia, having only non-relevant time restrictions to transit in some municipalities. In addition, we had initially adopted certain preventive measures with respect to our operations in Guatemala and the Dominican Republic, but as of the date this report our operations have resumed within local guidelines, which have not caused material disruption to our operations. For the nine-month period ended September 30, 2020, our operations in our SCA&C region represented 12% of our revenues in Dollar terms before eliminations resulting from consolidation.

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In our Europe, Middle East, Africa and Asia (“EMEAA”) region, the main effects since the COVID-19 pandemic began have been felt in Spain, the Philippines and the UAE, where our operations have, at different times, been running on a limited basis or were temporarily halted. However, as of the date of this report, our general operations in EMEAA have not been halted. Certain countries experienced negative effects in the markets in which we offer our products and services, with drops in demand resulting in some temporary site closures. For instance, on March 19, 2020, we voluntarily initiated the steps to temporarily halt production at the Solid Cement Plant in the Philippines. This voluntary measure was consistent with the Philippine government’s implementation of the “Enhanced Community Quarantine” in Luzon, Philippines, which was declared by the president of the Philippines in an effort to institute more stringent measures to contain the spread of COVID-19. However, on May 20, 2020, in accordance with the Philippine government and resolutions by the Inter-Agency Task Force on Emerging Infectious Diseases, and after taking measures designed to fully comply with regulations set by the Department of Labor and Employment and the Department of Trade and Industry, we resumed our operations at our Solid Cement Plant located in Antipolo City and have been able to operate continuously since then. For the nine-month period ended September 30, 2020, our operations in Spain and in the Philippines represented 2% and 3%, respectively, of our revenues in Dollar terms before eliminations resulting from consolidation. For the nine-month period ended September 30, 2020, our operations in our Europe, Middle East, Africa and Asia region represented 32% of our revenues in Dollar terms before eliminations resulting from consolidation.

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In the United States, except for a few ready-mix concrete plants in the San Francisco area that were temporarily shut down, all sites that were operational before the COVID-19 pandemic are active. For the nine-month period ended September 30, 2020, our operations in the United States represented 30% of our revenues in Dollar terms before eliminations resulting from consolidation.

We also continue taking actions to protect our communities and the places where we operate. For example, at certain locations we continue to actively clean and sanitize public areas with soap and water, transported and released by our concrete ready-mix trucks into open areas such as hospital entrances, health-care facilities and urban places, among others. As of November 2020, 180 hospitals and 263 public spaces have been cleaned for a total of 3.6 million square meters sanitized. Furthermore, our admixtures plants continue to produce hand disinfectant according to World Health Organization specifications in quantities sufficient to cover the needs of all employees and neighboring local communities for the entire year. The total beneficiaries of these social actions are estimated to be approximately 1.7 million people as of November 2020.

We continue to monitor the development of the COVID-19 pandemic and to leverage the information and recommendations from health organizations such as the World Health Organization, U.S. based Centers for Disease Control and Prevention (“CDC”), the European Centre for Disease Prevention and Control, and other organizations, as well as from the authorities of the countries in which we operate. We have set up local Rapid Response Teams (“RRTs”) that remain on alert throughout our global operations and we continue to implement preventive measures. Some of the measures we have taken so far include restrictions on all work-related travel, arrangements for certain employees to work remotely and optimization of the number of people working in our operating facilities and other locations at any given time. Among other initiatives, we have enhanced our internal information campaigns for recommended practices for health, hygiene, and social interaction, such as promoting physical distancing and recommending avoiding travel to the greatest possible extent. For example, we have implemented our H&S Protocols across our operations, including, among others, our Personal Hygiene, Access Screening, Physical Distancing and Quarantine Protocols, which set forth certain practices that need to be performed by our employees, contractors, suppliers, customers and visitors. Under our Personal Hygiene Protocol, we continue to encourage our workers to wash their hands frequently or, when not close to a bathroom, to use antibacterial gel or alcohol-based hand rub, and, when sneezing and coughing, to cover nose and mouth with a disposable tissue or with flexed elbow or upper sleeve. Additionally, under our Physical Distancing Protocol, we continue to seek to increase distance between closely-spaced facilities; ventilate the workplace; and clean workstations between shifts. We also continue to carry out our Screening at Workplace Protocol which screens people at the reception areas and all entry points for pandemic-related disease symptoms; limits visitors to an essential minimum; and assesses the access to, and availability of, medical services for the employees. For example, to promote physical distancing, we have employed a strategy to support social physical distancing and as a result we experienced an increase in the number of visits to our CEMEX Go platform in comparison with pre-COVID-19 levels; in addition, during the third quarter of 2020, we also saw an increase in our Construrama website for Mexican retail customers. Also, as part of our Workplace Cleaning Protocol, surfaces that are frequently touched are cleaned more often. Furthermore, as part of our Truck Drivers’ Protocol, we are disinfecting the steering wheel, the levers, buttons and other high touch areas with the aim of keeping the truck cabin clean; and encouraging our drivers to use personal protective equipment (such as a face mask and gloves) at all times and to observe physical distancing inside and outside of the truck (i.e., no more than one person in the truck at any one time). In addition, we continue to implement our Commuting to and from Work Protocol, which aims to provide company transportation service when possible and to reduce the number of weekly commutes by adjusting work shifts. In addition, through our Quarantine Protocol, we continue our efforts to separate persons who have a confirmed infectious illness; have disease-like symptoms; have been exposed to people with illness, but are not ill; and are returning from essential travel to medium- or high-risk locations. In general, we believe that we continue to apply strict hygiene guidelines in all of our operations, and we have modified our manufacturing, sales, and delivery processes to implement physical distancing intended to considerably reduce the spread of COVID-19. Lastly, our Taking Care of Family at Home Protocol aims to support safeguarding our employees and their families from community spread by reinforcing physical distancing and hygiene measures; providing specific home cleaning recommendations; advising on staying and working from home; arriving home sanitization protocol; and protecting the vulnerable and taking care of sick family members guidelines.

The main objective of our RRTs continues to be the development and execution of activities aimed at mitigating the impact from COVID-19. The focus of these activities is to monitor and protect our employees, clients, communities, suppliers, among others, to protect our business continuity and foster communication. In particular, our RRTs are (i) monitoring global health guidelines and peer response in relation to COVID-19; (ii) consolidating and updating COVID-19-related information; (iii) following up on any quarantine cases and providing support; (iv) assisting in protecting our employees by attempting to reduce the spread of COVID-19 with the implementation of various hygiene measures, guidelines and protocols; (v) enhancing the frequency and procedures related to cleaning at our various sites; (vi) implementing various remote working programs; (vii) implementing screening and quarantine enforcement measures; (viii) ensuring availability of medical support and hygiene travel kits; (ix) implementing restrictions on large essential gatherings; (x) creating and releasing guidelines for social distancing, travel, cleaning, personal hygiene, screening and quarantine; (xi) enhancing engagement with our communities, industry associations and local authorities; (xii) implementing actions to protect our business continuity by developing plans designed to strengthen our business and promote financial resiliency; and (xiii) communicating all of our COVID-19-related measures to internal and external audiences.

Additionally, to strengthen the implementation and supervision of these protocols and objectives we have defined a new function called “COVID Coordinator” in every location, facility, manufacturing plant, production facility and administrative offices where we have operations. As of December 14, 2020, we have appointed approximately 1,500 of these COVID Coordinators worldwide and also established a best-practices sharing network to continuously improve our COVID-19 measures implementation.

We believe that we have developed plans to safely and responsibly deal with possible future halts to our operations while at the same time maintaining our property, plants and equipment in appropriate technical condition, as well as to resume our operations, to the extent they are halted or restricted, when needed. We keep implementing several advocacy actions like supporting local governments and reinforcing the need to keep the construction industry as essential, safe and open. All these actions contribute to the economic recovery of the countries where we operate. We are in continuous and close contact with our suppliers to facilitate addressing any critical sourcing needs and we have enhanced our customer-centric practices. We continue to cooperate with our clients and suppliers in order to implement measures that are designed to maintain business continuity and to mitigate any disruptions to our businesses caused by COVID-19.

Moreover, at the beginning of the COVID-19 pandemic, we were able to strengthen our liquidity position, primarily with drawdowns of $1,135 million under our committed revolving credit facility (our drawdowns of $1.0 billion and $135 million on March 20, 2020 and April 1, 2020, respectively, constituted the full amount available under the committed revolving credit facility), drawdowns under our other credit lines and loans and further improved our liquidity with the issuances of $2.0 billion aggregate principal amount of Dollar-denominated notes in June and September 2020. The drawdowns had the effect of increasing our overall debt and cash levels in the short to medium term. However, on September 10, 2020, we repaid $700 million of our $1,135 million committed revolving credit tranche under the 2017 Facilities Agreement. Additionally, as part of the October 2020 Facilities Agreement Amendments, we extended $1.1 billion of maturities to 2025 and the maturity of the revolver facility to 2023. In addition, in October 2020, we prepaid $530 million corresponding to the July 2021 amortization under the 2017 Facilities Agreement to those institutions participating in the extension. See “—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement.” As of September 30, 2020, we had drawn down $78 million in uncommitted short-term credit facilities. Furthermore, we received total proceeds of $700 million from our asset sale in the United States related to the Kosmos cement plant in Louisville, Kentucky and the sale of certain assets in the United Kingdom to Breedon Group. As of the date of this report, our operations in certain countries where we operate received tax deferrals, employee payroll and other relief benefits under, and as a result of, government support programs to mitigate the impact of COVID-19, for a total aggregate amount that is not material, and have also benefited from being able to defer certain interest payments in certain operations, also for amounts that are not material.

Additionally, among other things, we have suspended, reduced or delayed certain planned (i) capital expenditures; (ii) budgeted operating expenses in line with the evolution of demand per market in which we operate; (iii) production and, where required, inventory levels in all of our markets consistent with depressed demand; and (iv) corporate and global network activities that detract from our current business focus on managing the crisis and our operations. For example, during the nine-month period ended

September 30, 2020, we achieved $229 million in cost-saving initiatives when compared to the year ended December 31, 2019. However, as of the date of this report, we expect that an immaterial amount in cost-saving initiatives from maintenance deferrals may be largely executed during the first half of 2021. We also currently intend to continue to maintain a reasonable amount of inventory at our operating facilities and other locations, with the intention of continuing to serve our customers to the extent possible.

As a further measure to enhance our liquidity, we suspended the CEMEX, S.A.B. de C.V. share repurchase program for 2020 and CEMEX, S.A.B. de C.V. did not pay dividends during 2020.

Lastly, starting on May 1, 2020, for a 90-day period, subject to all applicable laws and regulations, CEMEX, S.A.B. de C.V.’s Chairman of the Board of Directors, Chief Executive Officer and the members of our Executive Committee forgave 25% of their salaries; the members of the Board of Directors of CEMEX, S.A.B. de C.V. forgave 25% of their remuneration (including with respect to the meeting held in April 2020); and certain senior executives voluntarily forgave 15% of their monthly salaries. All of our executives that agreed to forgo part of their monthly salaries to mitigate the effects of the COVID-19 pandemic, including the members of CEMEX, S.A.B. de C.V.’s board of directors who each forgave 25% of their remuneration, were subsequently compensated in full during the fourth quarter of 2020. In addition, certain employees voluntarily deferred 10% of their monthly salary, which were subsequently paid in full during November 2020. We also worked to mitigate the impact on our hourly employees affected by the COVID-19 pandemic.

There can be no assurance that the measures we have already taken or may take in the future will fully offset the adverse impact of the COVID-19 pandemic, but since some of these measures were adopted we believe that they have assisted to partially offset the adverse impact of COVID-19. The degree to which COVID-19 further affects our results and operations will depend on future developments which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the COVID-19 pandemic, its severity, the actions to contain COVID-19 or treat its impact, how effective the recently authorized COVID-19 vaccines will be and how widely and quickly the vaccines will be distributed and used, and how quickly and to what extent pre-COVID-19 pandemic economic and operating conditions can resume. See “Risk Factors—Risks Relating to Our Business—The recent COVID-19 outbreak could materially adversely affect our financial condition and results of operations” and “—Recent Developments Relating to Our Business Strategy—Operation Resilience” for a discussion of other strategies we believe should help us mitigate the effects of the COVID-19 pandemic.

Recent Developments Relating to Our Business Strategy

Climate Action Panel

Further to the new climate action strategy that we had announced in February 2020, on December 3, 2020, we hosted a Climate Action panel to present on our progress on climate action and the roadmap to achieve our 2030 and 2050 goals, which are mainly a 35% reduction in CO2 emissions and delivery of net-zero CO2 concrete for all products and geographies, respectively. Our climate action plan consists of a strategy to address climate change, seeking an intermediate target of reducing 35% of our CO2 net emissions by 2030 aligned with the Science-Based Targets methodology. In order for us to meet our new target, this objective has been included in the variable compensation of senior management and we have detailed CO2 roadmaps developed at each of our cement plants, which include a roll-out of proven CO2 reduction technologies and the investments required for their implementation. Furthermore, we aspire to deliver net-zero CO2 concrete globally by 2050, which should contribute to the development of smart urban projects, sustainable buildings and climate-resilient infrastructures.

Operation Resilience

During September 2020, under our medium-term strategy for the next three years, which we refer to as “Operation Resilience,” we developed a decisive action plan designed to maximize shareholder value and reposition us for higher Operating EBITDA growth on a risk-adjusted basis. “Operation Resilience” is not only about deleveraging but also about building a lower risk and faster growing business.

“Operation Resilience” is aimed at (i) growing the profitability of our business, considering our current portfolio, through cost reduction measures and other commercial and operational initiatives; (ii) optimizing our portfolio for Operating EBITDA growth through the execution of strategic divestments and reinvestments, thereby constructing a portfolio more weighted towards the United States and Europe, after which we expect we will be a heavy building materials company with a large part of its footprint represented by the United States, Europe and Mexico, focusing on vertically integrated positions near growing metropolises and developing building solutions designed for sustainable urbanization, which we refer to as “Urbanization Solutions,” as our fourth core business; (iii) de-risking our capital structure, reducing our cost of funding and ultimately achieving investment grade capital structure by targeting additional net debt paydowns and setting a new net leverage target for December 2023, among other initiatives, including extending our debt maturity profile, minimizing our cost of funding and raising funds in local currency to better align our Operating EBITDA and debt; and (iv) leveraging sustainability and digital platforms as a competitive advantage by moving forward on achieving our 2030 target to reduce our cement CO2 emissions and our ambition to deliver zero CO2 concrete by 2050.

During the nine-month period ended September 30, 2020, we achieved $229 million in cost-saving initiatives when compared to the year ended 2019. See “—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for further information on other actions to reduce costs.

Recent Developments Relating to Our Business and Operations

ISO 27001 Data Privacy & Outsourcing Processes Certification

In December 2020, we received confirmation that during January 2021 we will receive the International Organization for Standardization (“ISO”) 27001 Data Privacy & Outsourcing Processes Certification for eleven of our cement plants, in particular in Mexico (Huichapan, Monterrey, Tepeaca and Yaqui), Colombia (Caracolito), Panama (Calzada Larga), Dominican Republic (San Pedro de Macoris) and in the United States (Balcones, Brooksville South, Miami and Victorville). The certification means that we will implement an information security management system for the referenced plants based on the ISO 27001 standard aiming to preserve confidentiality, integrity and availability of information, focused on data privacy and outsourcing processes.

Recent Developments Relating to Our Investments and Acquisitions

Tender Offer for Outstanding Shares of CLH

On November 9, 2020, the tender offer acceptance period commenced for the cash tender offer made by CEMEX España (the “CLH Tender Offer”) for any and all outstanding ordinary shares of CEMEX Latam Holdings, S.A. (“CLH”) registered with the National Register of Securities and Issuers (Registro Nacional de Valores y Emisores) and the Colombian Securities Exchange (Bolsa de Valores de Colombia) (except for shares either owned by CEMEX España or CLH). The CLH Tender Offer expired on December 10, 2020. As a result of the CLH Tender Offer, CEMEX España repurchased 108,337,613 shares of CLH at a purchase price of 3,250 Colombian Pesos per ordinary share of CLH. The CLH Tender Offer fully settled on December 18, 2020 for an aggregate amount of approximately 352 billion Colombian Pesos. As a result of the CLH Tender Offer, CEMEX España increased its ownership in CLH from 73.16% to 92.60% of all outstanding shares (excluding shares owned by CLH).

Increase in CHP Interest

As of September 30, 2020, CEMEX Asian South East Corporation (“CASE”), an indirect subsidiary of CEMEX, S.A.B. de C.V., directly owned 77.74% of CEMEX Holding Philippines, Inc.’s (“CHP”) outstanding common shares. During October 2020, CASE increased further its interest in CHP from 77.74% to 77.84%.

Recent Developments Relating to Our Regulatory Matters and Legal Proceedings

Tax Matters — Colombia

On December 4, 2020, we disclosed that our indirect subsidiary, CEMEX Colombia, S.A. (“CEMEX Colombia”), was notified of a favorable resolution, issued on November 26, 2020, by the Council of State of Colombia (Consejo de Estado) regarding the administrative proceeding related to the proceeding notice received in 2011 from the Colombian Tax Authority (Dirección de Impuestos y Aduanas Nacionales) (“DIAN”) in which DIAN had rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The proceeding has been underway before the Council of State of Colombia (Consejo de Estado) since July 2014 and has now been resolved in favor of CEMEX Colombia. No recourse or appeal procedures are available against this resolution. Based on this resolution, CEMEX Colombia will not be required to pay any additional taxes, fines, or interest to DIAN relating to the 2009 fiscal year. The resolution in favor of CEMEX Colombia also contemplates the standardization of precedents from the Council of State of Colombia (Consejo de Estado) regarding the understanding and extent of the rules of causality, proportionality and the need for expenditures, included in article 107 of the Colombian Tax Statute, on which the ruling in favor of CEMEX Colombia was based.

Subsequently, on December 17, 2020, CEMEX Colombia announced that the DIAN had archived its “statement of objections” (pliego de cargos) issued in June 2020 under the complementary process regarding CEMEX Colombia’s tax declaration of the year 2011, which means the DIAN issued an administrative act by which it closed the complementary statement of charges that had been issued within the income tax process for the fiscal year 2011 earlier in 2020. With the aforementioned administrative act, the complementary procedure within the income tax process for the fiscal year 2011 is concluded, since the value of 2011 is included within the complementary process for the fiscal year 2012.

Legal Proceedings — Maceo, Colombia

On December 7, 2020, CLH, acting as a shareholder of CEMEX Colombia, filed a lawsuit before the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) requesting a determination of inefficacy and subsequent declaration of invalidity and nonexistence of the capitalization in kind made by CEMEX Colombia to the corporation Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“ZOMAM”) on December 11, 2015. The lawsuit is based on the argument that commercial law requirements applicable to a capitalization process were not complied with at the time of the capitalization.

In the event a favorable resolution is obtained, the aforementioned capitalization would be reversed. As a consequence, the assets contributed to ZOMAM, which had an approximate value of $43 million, would revert to CEMEX Colombia in exchange for the shares in ZOMAM that had been issued as a result of this capitalization. These effects would only be reflected in CEMEX Colombia’s financial statements if a final favorable resolution is obtained. Given ZOMAM’s consolidation, no effects in our consolidated financial statements would arise from a potential favorable resolution.

Environmental Matters — United States — Colorado

In 2019, Colorado adopted the Climate Action Plan to Reduce Pollution (House Bill 19-1261) (“CCAP”). The CCAP sets into law a goal to reduce the state’s greenhouse gas pollution levels by 25% by 2025, 50% by 2030 and 90% by 2050 compared to 2005 levels. Rulemaking to implement CCAP is now ongoing by the Colorado Department of Public Health and Environment, Air Pollution Control Division, and the resulting rules and regulations might result in the requirement for additional emissions control technology and other changes in operating processes for cement manufacturers. The resulting overall costs of complying with these rules and regulations could have an impact on our operations in Colorado, which in turn could have an adverse impact on our results of operations, liquidity and financial condition.

Environmental Matters — United States — Florida

In January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits for CEMEX Construction Materials Florida, LLC’s (“CEMEX Florida,” a subsidiary of CEMEX, Inc.) SCL, FEC and Kendall Krome quarries, ruling that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (“Corps”) in connection with the issuance of the permits (a ruling which was later affirmed by the Eleventh Circuit Court of Appeals).

Operations at the FEC and SCL quarries were then suspended, and operations were resumed in February 2010, when new permits for the FEC and SCL quarries were granted after the Corps issued a Record of Decision (“ROD”) supporting the granting of new federal quarry permits. However, the ROD also indicated that a number of potential environmental impacts were required to be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit could be issued for mining at that quarry, meaning no new aggregates would be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues. However, on November 15, 2020, the Corps determined that the wetlands at the Kendall Krome quarry are not subject to the jurisdiction of the Clean Water Act. Therefore, Clean Water Act permits will not be required to resume mining at the Kendall Krome site.

Environmental Matters — Philippines Environmental Class Action

In relation to the previously disclosed class action lawsuit filed by 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by a landslide that occurred on September 20, 2018 at a site located within an area covered by mining rights of APO Land & Quarry Corporation (“ALQC”), a company of which CEMEX is an indirect minority shareholder) against CHP, APO Cement Corporation (“APO”) and ALQC, among others, plaintiffs have failed to appeal an order, dated September 30, 2019 (“the Confirmation Order”) issued by the Regional Trial Court of Talisay, Cebu (the “Talisay Court”), which denied plaintiff’s motion to reconsider the Talisay Court’s earlier denial of their Application for Temporary Environment Protection Order. Given this failure to appeal, the Confirmation Order became final as of December 5, 2020.

In a separate order, dated September 30, 2019 (the “September 2019 Order”), the Talisay Court partially granted the affirmative defenses raised by the defendants in their respective answers, and ruled, among other things, that the subject case against CHP and APO is dismissed for failure to state a cause of action. The September 2019 Order is not yet final and may be still be appealed by the parties. A motion for reconsideration was filed on November 26, 2019 by the plaintiffs and is now submitted for the Talisay Court’s resolution. Meanwhile, during the hearing of plaintiff’s motion for reconsideration on September 11, 2020, the Province of Cebu was officially dropped as a party-defendant in the case, on oral motion of plaintiffs.

In the event that the September 2019 Order, which partially granted the affirmative defenses is reconsidered, and a final adverse resolution is issued in this matter, plaintiffs may directly proceed against any of ALQC, APO or CHP for satisfaction of the potential judgement award, without the need to proceed against any other defendant beforehand. Thus, ALQC’s, APO’s or CHP’s assets could be exposed to execution proceedings. As of the date of this report, considering the stage of the overall proceedings and all possible defenses that could be available, we believe a final adverse resolution in the overall proceeding is not probable. Because we are not able to assess the outcome of the reconsiderations filed against the September 2019 Order, we are not able to determine if a final adverse resolution, if any, would have a material adverse impact on our consolidated results of operations, liquidity and financial condition.

Environmental Matters — EU Emissions Trading

The European Commission has proposed to move Europe’s target for reduction of Greenhous Gas (“GHG”) emissions from 40% to 55% in relation to 1990 values by 2030. Approval of regulations implementing this proposal would increase the deficit of emission allowances that we expect to face at some point during Phase IV of the European Union’s emissions trading system (“ETS”) and/or cause a deficit sooner than previously expected during Phase IV of the ETS. This, in turn, would make it necessary for us to purchase emission allowances during Phase IV in greater quantities than previously expected and/or sooner than previously expected, likely at increased prices due to their reduced availability in auctions. As of the date of this report, it is not possible to predict with certainty if or when regulations implementing the European Commission’s proposal will be approved; but, if approved, such regulations could have a material impact on our results of operations, liquidity and financial condition.

Tariffs — Asia

The general safeguard measure imposed on August 27, 2019 by the Department of Trade and Industry (“DTI”) of the Republic of the Philippines on imported cement from various countries (Department Administrative Order 19-13, Series of 2019) for a period of three years (August 2019 to August 2022) was updated on December 5, 2020 in order to make cement imports of cement types 2523.29.90 and 2523.90.00 under ASEAN Harmonized Tariff Nomenclature from major exporting markets of China, Japan, Taiwan, Thailand and Vietnam, subject to a general safeguard duty of PHP245 per metric ton for the second year (i.e., from October 22, 2020 to October 21, 2021) of the aforementioned three-year period. The duty amount will be subject to regular review by the DTI.

Antitrust Proceedings — Investigation in Panama

In relation to the previously disclosed investigation initiated in 2018 by the Authority for Consumer Protection and Competition Defense of Panama (the “Panama Authority”) for the alleged commission by CEMEX and other competitors of absolute and relative monopolistic practices in relation to the gray concrete and the ready-mix concrete markets in Panama, the Panama Authority issued a resolution that closed the investigation on October 8, 2020. The resolution concludes that we, among other competitors, did not engage in an absolute monopolistic practice, consisting of an agreement and/or coordination of the sale price of cement or a restriction of production. The resolution also specifies that the analysis carried out and the evidence collected does not allow for a conclusion that the parties under investigation carried out a predatory practice in their production and commercialization of ready-mix concrete, which is considered a relative monopolistic practice.

Quarry Matter in France

One of our subsidiaries in France, CEMEX Granulats Rhône Méditerranée (“CEMEX Granulats”), is a party to a contract executed in 1990 (the “Quarry Contract”) with SCI La Quinoniere (“SCI”), pursuant to which CEMEX Granulats has drilling rights to extract reserves and conduct quarry remediation at a quarry in the Rhone region of France. In 2012, SCI filed a claim against CEMEX Granulats for breach of the Quarry Contract, requesting the rescission of the Quarry Contract and damages plus interest, totaling an aggregate amount of approximately $64.5 million, resulting from CEMEX Granulats having partially filled the quarry allegedly in breach of the terms of the Quarry Contract. As of the date of this report, this matter is pending before the Lyon Court of Appeal.

On November 25, 2020, the judicial expert appointed by the Lyon Court of Appeal issued his final report, concluding that the volume of excavated materials and external backfilling materials were calculated at 3.04 million cubic meters and 1.41 million cubic meters, respectively. Based on these volumes, the expert calculated the loss of profits to be approximately $0.7 million and the cost of excavation of the external backfilling materials to be approximately $12.07 million. However, the judicial expert clearly states that in his opinion the damages suffered by SCI can only be set based on the loss of profits. Proceedings on any actions CEMEX Granulats has initiated regarding this matter are expected to be finalized during the first half of 2021. At this stage of the proceedings, we are not able to determine the final amount that we would pay in relation to this matter, but we expect that any amounts to be paid will not have a material adverse impact on our results of operations, liquidity and financial condition.

Other Recent Developments

Effectiveness of Merger of New Sunward with and into CEMEX España

On June 8, 2020 and on August 24, 2020 CEMEX España and New Sunward, respectively approved the terms pursuant to which CEMEX España would absorb, by merger, New Sunward, with Cemex España being the surviving company (the “European Merger”). The corresponding merger deed was filed with the Commercial Registry of Madrid (Registro Mercantil de Madrid) in Madrid, Spain, on December 1, 2020. The registration of said merger deed took place on December 29, 2020, and, upon such registration, the European Merger was deemed effective as of the date of the merger deed’s filing (i.e., December 1, 2020).

As a result of the European Merger, New Sunward ceased to guarantee our and our affiliates’ indebtedness to the extent it had provided guarantees including, but not limited to, the 2017 Facilities Agreement, the Senior Secured Notes and the dual-currency notes issued by New Sunward Holding Financial Ventures B.V. underlying the Perpetual Debentures. CEMEX España succeeded to all of New Sunward’s rights and obligations by way of universal succession, including, without limitation, and to the extent CEMEX España was not already a guarantor, the obligation to guarantee our indebtedness, including but not limited to the aforementioned dual-currency notes underlying the Perpetual Debentures, to the extent New Sunward had provided guarantees.

Additionally, as New Sunward was merged out of existence, the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our and our subsidiaries’ secured creditors are no longer part of the Collateral securing our indebtedness as a result of such shares ceasing to exist. Any shares in CEMEX España issued to the former shareholders of New Sunward are considered pledged as part of such Collateral.

Equity Forward Contracts on Third-Party Shares

During October 2020, we amended our equity forward contracts over the share price of Grupo Cementos de Chihuahua, S.A.B. de C.V.’s (“GCC”) stock to extend their maturity from March 2021 to March 2022. These equity forward contracts may be unwound earlier at our option. In addition, from September 30, 2020 to December 18, 2020, we unwound a portion of these contracts representing approximately 7.6 million shares. As a result, as of December 18, 2020, we maintained equity forward contracts over the share price of 5.2 million shares of GCC.

Interest Rate Swaps

During October 2020 and November 2020, we entered into interest rate swaps to hedge interest payments of existing bank loans referenced to Mexican Peso floating rates. These interest rate swaps became effective on November 2020 and will mature in November 2023. For accounting purposes under IFRS, these contracts have been designated as cash flow hedges, pursuant to which changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently recycled through financial expense as interest expense on the related bank loans accrues. As of November 30, 2020, these interest rate swaps amounted to the equivalent of $329 million.

Foreign Exchange Forward Contracts

As of September 30, 2020, we held Dollar/Mexican Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts in which US Dollars and Mexican Pesos were sold and Euros and British Pounds were bought, negotiated in connection with the voluntary prepayment and currency exchange under the 2017 Facilities Agreement, for a combined notional amount of $397 million. These contracts matured during October 2020.

Additionally, as of September 30, 2020, we held Dollar/Euro foreign exchange forward contracts in which US Dollars were sold and Euros were bought, negotiated in connection with the redemption of the June 2024 Euro Notes, for a notional amount of $487 million. These contracts matured during October 2020.

RISK FACTORS

We are subject to various risks mainly resulting from changing economic, environmental, political, industry, business, regulatory, financial and climate conditions, as well as risks related to ongoing legal proceedings and investigations. The following risk factors, as well as the risk factors described under “Item 3—Key Information—Risk Factors” of the 2019 Annual Report, are not the only risks we face, and any of the risk factors described below and in the 2019 Annual Report could significantly and adversely affect our business, liquidity, results of operations or financial condition, as well as, in certain instances, our reputation.

Economic conditions in some of the countries where we operate and in other regions or countries may adversely affect our business, financial condition, liquidity and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse effect on our business, financial condition, liquidity and results of operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries worldwide, including those in the United States, Mexico, SCA&C and EMEAA.

For a geographic breakdown of our revenues for the nine-month period ended September 30, 2020, see “Geographic Breakdown of Revenues by Reportable Segment for the Nine-Month Period Ended September 30, 2020” included elsewhere in this report.

As of the date of this report, the main downside risk to the global economy relates to the COVID-19 pandemic. In spite of progress in vaccine development, uncertainty which could keep consumer confidence low for an extended period of time remains, delaying economic recovery even further. The COVID-19 pandemic, coupled with the measures implemented by governmental authorities in an attempt to contain and mitigate the effects of COVID-19, including shutdowns of non-essential infrastructure businesses, stricter border controls, stringent quarantines and social distancing, have triggered what we believe is the worst downturn since the Great Depression in the 1930s. The negative effects of the pandemic on, among other things, supply chains, global trade, mobility of persons, business continuity and demand for goods and services have been sizable.

According to the latest World Economic Outlook of the IMF, published in October 2020, global growth was projected to contract in 2020 by 4.4%, followed by a rebound in 2021. As a result, the level of global GDP in 2021 is expected to be a modest 0.6% above that of 2019. The global economy is climbing out of the depths of the crisis, but the ascent to pre-COVID-19 pandemic levels will likely be long, uneven and uncertain. The IMF recognized that there is a higher than usual degree of uncertainty around this forecast, as the baseline projection rests on key assumptions about the fallout from the COVID-19 pandemic. The magnitude and persistence of the adverse economic shock depend on several uncertain factors, such as (i) the duration of the pandemic and required restrictions to contain the virus; (ii) voluntary social distancing, which affects spending; (iii) displaced workers’ ability to secure employment in other sectors; (iv) the potential damage to supply due to firm closures and unemployed workers exiting the workforce; (v) the impact on business costs in connection with the required changes to strengthen workplace safety; (vi) the effects on productivity of global supply chain reconfigurations; (vii) the extent of cross-border spillovers from weaker external demand; and (viii) funding shortfalls and the resolution in connection with the current disconnection between asset valuations and prospects for economic activity.

Furthermore, downside risks as a result of the COVID-19 pandemic are significant. A resurgence of infections and new strains of the virus may trigger new generalized restrictions. A further decline in economic activity as a result of closures, general hesitation by companies to hire jobseekers, and unemployed workers leaving the labor force entirely could lead to further scarring of the economy. Financial conditions may tighten again, as in January to March 2020, and expose vulnerabilities among borrowers, which could tip some economies into debt crises and cause a further slowdown of economic activity. More generally, cross-border spillovers from weaker external demand and tighter financial conditions could magnify the impact of a country- or region-specific shock on global growth. Moreover, the sizable policy response following the initial sudden stop in economic activity may end up being prematurely withdrawn or improperly targeted due to design and implementation challenges, leading to misallocation and the dissolution of productive economic relationships.

Beyond the COVID-19 pandemic-related downside risks, escalating tensions between the United States and China on multiple fronts, frayed relationships among the Organization of the Petroleum Exporting Countries (“OPEC”) coalition of oil producers and widespread social unrest generate additional challenges for the global economy. Moreover, in a context of low inflation and high debt (particularly in advanced economies), protracted weakness of aggregate demand could lead to further disinflation and debt service difficulties that, in turn, weigh further on economic activity. Finally, the uncertainty from the policies to be undertaken by the newly elected U.S. president could challenge the speed of the economic recovery, as could any instability related to the current U.S. president’s unwillingness to make an organized and smooth transition of power to the U.S. president-elect.

Because of the COVID-19 pandemic, substantial governmental support is required. However, the lack of a sufficiently robust fiscal agreement to support the U.S. economy is a risk to the outlook. Furthermore, investors fleeing the Dollar could elevate inflation expectations and interest rates. Additionally, high unemployment could lead to mortgage and rental defaults adding losses to the commercial banking industry resulting in higher loan-loss provision, tighter lending standards and lending curtailment. If the impacts of the COVID-19 pandemic are materially prolonged, it could result in a cascade of additional corporate filings for bankruptcies, further eroding market confidence and increasing unemployment rates. Together, these uncertainties and risks could have a material adverse impact not only on our financial condition, business and results of operations in the United States, but also on our consolidated financial conditions, business and results of operations. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in the United States.

After the sharp reassessment of growth prospects and the deterioration of risk sentiment in February and March 2020, global financial markets have been recovering since April 2020 on the back of an unprecedented easing of global monetary policy and sizable fiscal support, as well as hopes for a strong economic recovery based on a quick reopening of economic activities. Foreign investors have gradually returned to emerging markets in search of yield, lifting equity prices and compressing long-term yields and corporate spreads. As sentiment improved, the Dollar has weakened, particularly against emerging markets currencies. However, the risk of new episodes of market volatility, increased risk aversion and capital outflows from emerging markets have not disappeared. Renewed capital outflows and currency depreciations in many of these countries risk undermining the stability of their domestic corporate and banking sectors. In the most vulnerable cases, putting stress also on sovereign borrowing could have an adverse effect on our business and on our financial condition, liquidity and results of operations.

As a result of a general election in Mexico in 2018, a new federal government and Mexican National Congress led by the new president’s political party have taken office. The Mexican economy slowed down in fiscal year 2019, entered into a deep recession in 2020, and is expected to partially recover in 2021. However, as of the date of this report, 2021 GDP is expected to remain well below 2019 levels. As is usually the case with any changes in administration, there has been an impact on the economy resulting from this current government’s economic and public policies, including on interest rates and exchange rates, in attracting or maintaining foreign investment in Mexico and in the regulatory and institutional framework of the country, and any further changes in policy could further affect our financial condition, business, liquidity and results of operations, particularly in Mexico.

The Mexican economy entered into recession in 2019 and the COVID-19 pandemic-related policies and events aggravated the decline in 2020. The economy was largely held back by falling private investment and very slow disbursement of the 2019 public budget. Thus, the Mexican economy has been severely hit by the COVID-19 pandemic. Beyond the aforementioned pandemic-related risks, the Mexican economy faces other risks in the short-term including, but not limited to: (i) further declines in oil production, which could affect the mining sector and tax revenues; (ii) the effects of the downgrade of Petróleos Mexicanos’ (“PEMEX”) debt rating or a requirement to restructure PEMEX, which could undermine fiscal stability and Mexico’s sovereign debt rating; (iii) failure to revive private investment due to uncertainty in government policies or controversial government decisions, as well as the lack of sufficient fiscal stimulus support; (iv) a further contraction of construction activity as a result of cuts in public investment or weak government spending and stagnation of private investment, (v) aggressive tightening of monetary policy as a result of the renewal of inflationary pressures and/or high currency forex fluctuation; and (vi) the approval of the Central Bank law reform (forcing the Central Bank to buy the excess paper and metallic dollars in the financial system) which might undermine the Central Bank’s autonomy and put international reserves at risk (due to potential money laundering sanctions). Together, these uncertainties and risks could have a material adverse impact on our financial condition, business and results of operations, particularly in Mexico. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in Mexico.

The laws and regulations in Mexico to which we are subject, and interpretations thereof, may change, sometimes substantially, as a result of a variety of factors beyond our control, including political, economic, regulatory or social events. As a result of amendments in May 2019 to the Mexican Federal Labor Law (Ley Federal del Trabajo) and other related regulations, among other things, new labor authorities and courts were created, new bargaining procedures were implemented and provisions related to employees’ freedom of association and organization, collective bargaining agreements, and rules against labor discrimination were issued or amended. We cannot assure you that these changes will not adversely affect our business, financial condition, results of operations and prospects, particularly in Mexico. Additionally, in August 2019, the new Mexican Law for the Termination of Ownership (Ley Nacional de Extinción de Dominio) was enacted. This new law grants the authority to the Mexican federal government to terminate the ownership of real estate property in Mexico if illicit activities are performed on such real estate properties. Therefore, if any illicit activities are performed on our real estate properties (even without our knowledge or control), we could be deprived of our ownership rights and would not be compensated for such loss, which could have a material adverse impact on our business, financial condition, results of operations and prospects, particularly in Mexico. As of the date of this report, we are analyzing the potential effects of the integral outsourcing reform that was proposed by the Executive Branch to the Chamber of Deputies in Mexico in November 2020, which seeks to modify and harmonize the Mexican Federal Labor Law (Ley Federal del Trabajo), the Mexican Social Security Law (Ley del Seguro Social), the Mexican Housing Fund Institute Law (Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores), the Mexican Federal Fiscal Code (Código Fiscal de la Federación), the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) and the Mexican Value Added Tax Law (Ley del Impuesto al Valor Agregado). The reform initiative was submitted to the Joint Committees on Labor and Social Welfare, Finance and Public Credit and the Social Security and Housing Commissions of the Chamber of Deputies for their discussion and opinions. After the issuance of the opinions by said committees, the initiative would be discussed and approved by the Chamber of Deputies on a plenary session. Thereafter, the Senate would carry out the same process before approving the proposed initiative. While the reform initiative has not been approved and the details of the reform are still unclear, we believe we will be able to make a final assessment of any impact on our business, financial condition, results of operations and prospects in Mexico once all details around the reform become known.

At the beginning of the COVID-19 pandemic, Colombia was in a strong position, both in terms of its institutional framework, as well as its macroeconomic performance. However, unemployment was high, and another tax reform is necessary to deal with the current COVID-19 pandemic. Apart from the pandemic-related risks, some of the most prominent risks facing the Colombian economy include political uncertainty surrounding tax reform negotiations, as well as re-emerging social unrest. Moreover, Colombia remains vulnerable to large capital outflows given its large external financial needs (the current account deficit is expected to be around 3.5% of GDP in 2020) and to potential downward pressures on oil prices. If these risks materialize, they could have a material adverse effect on our business, financial condition, results of operations and prospects in Colombia. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our operations in Colombia.

In Europe, most countries have been pushed into recession as a result of the COVID-19 pandemic, but the impact on output has been heterogeneous. Similarly, countries are likely to emerge from the COVID-19 pandemic in an asymmetric way, reflecting the different timing at which containment and social distancing measures were implemented and lifted; the structure of the economy, particularly the importance of tourism and leisure activities; as well as the magnitude and effectiveness of the policy response. As in the rest of the world, the most important economic concern is the impact of the COVID-19 pandemic, which depends on its scale and duration, the reaction of consumers and corporates, as well as the ability of the policy response to prevent more permanent layoffs, corporate bankruptcies and a sharp reassessment of financial risks, further market volatility and negative feedback effects. In fact, the recovery in Europe could still suffer from insufficiently coordinated national policy responses and a lack of coordinated response from the EU. Besides, further delays in the disbursements assumed in the EU Recovery Fund pose a risk for investment and construction.

Even if a deal regarding the relationship between the EU and the United Kingdom is reached, the execution of such a deal represents a considerable risk. Together, these risks and uncertainties could have a material adverse impact on our financial condition, business and results of operations particularity in Europe. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our industry in Europe.

Additionally, Central European countries might experience a reduction in the proceeds they receive from the EU’s structural funds in the future, which could hinder infrastructure investment in such countries and adversely affect our financial condition, business, liquidity and results of operations, particularly with regard to our operations in Europe. The risk of a second wave of COVID-19 having a larger than expected impact on our sector (particularly in the Czech Republic) is not negligible.

In the Philippines, weather-related supply disruptions, fluctuations in global oil price, natural disasters, business slowdowns due to government policy changes, domestic security concerns, and increased domestic political and geopolitical tensions could adversely affect the Philippine economy. Fiscal constraints and lack of social safety nets could also delay the recovery from the effects of pandemic-driven economic disruptions and impact different sectors of the country. These risks could jeopardize the country’s infrastructure development plan, dampen investment, and curb economic growth. If any of these risks materialize, they could adversely affect our financial condition, business, liquidity and results of operations in the Philippines. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information regarding the impact of COVID-19 on our operations in the Philippines.

In general, demand for our products and services is strongly related to construction levels and depends, in large part, on residential and commercial construction activity, as well as private and public infrastructure spending in almost all of the countries where we operate. Public and private infrastructure spending in countries dependent on revenue generated by the energy sector is exposed to decreases in energy prices. Therefore, decreases in energy prices could affect public and private infrastructure spending which, in turn, could affect the construction industry. This could ultimately affect our financial condition, business, liquidity and results of operations.

Declines in the construction industry are usually correlated with declines in general economic conditions. As a result, deterioration of economic conditions in the countries where we operate, in particular due to the COVID-19 pandemic, could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, we cannot assure you that growth in the gross domestic product of the countries where we operate will translate into a correlated increase in demand for our products.

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition, liquidity and results of operations could be adversely affected. Possible consequences from macroeconomic global challenges could have an adverse impact on our business, financial condition, liquidity and results of operations.

The COVID-19 outbreak could materially adversely affect our financial condition and results of operations.

The impact of the novel strain of the coronavirus identified in China in late 2019 and any new strains that have been recently identified has grown and continues to grow throughout the world, including in Mexico, the United States and in other countries in Asia, the Middle East, South and Central America, the Caribbean and Europe, and governmental authorities around the world have implemented and may continue to implement numerous measures attempting to contain and mitigate the further spread and effects of the virus. These measures, and the effects of the COVID-19 pandemic, have generally resulted, or may continue to result, in: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, our manufacturing facilities, including our cement plants and grinding mills; (ii) staffing shortages at any level, production slowdowns or stoppages and disruptions in our delivery systems; (iii) disruptions or delays in our supply chains, including shortages of materials, products and services on which we and our businesses depend; (iv) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (v) increased cost of materials, products and services on which we and our businesses depend; (vi) reduced investor confidence and consumer spending in the regions where we operate, as well as globally; (vii) a general slowdown in economic activity, including in some or all sectors of the construction industry, and a decrease in demand for our products and services and industry demand generally; (viii) constraints on the availability of financing in the financial markets, if available at all, including on access to credit lines and working capital facilities from financial institutions; (ix) not being able to satisfy any liquidity needs if our operating cash flow and funds received under our receivables and inventory financing facilities decrease, respectively, or if we are not able to obtain borrowings under credit facilities, proceeds of debt and equity offerings and/or proceeds from asset sales; (x) our inability to, if required, refinance our existing indebtedness on desired terms, if at all; or (xi) our inability to comply with, or receive waivers with respect to, restrictions and covenants under the agreements governing our existing indebtedness and financial obligations, including but not limited to maintenance covenants under our 2017 Facilities Agreement.

These measures have adversely affected and may continue to adversely affect our workforce and operations and the operations of our customers, distributors, suppliers and contractors, and may adversely affect our financial condition and results of operations. There is significant uncertainty regarding such measures and potential future measures. Restrictions on our access to our manufacturing facilities, operations or workforce, or similar limitations for our distributors and suppliers, could limit customer demand and/or our capacity to meet customer demand, any of which could have a material adverse effect on our financial condition and results of operations. The degree to which COVID-19 affects our results and operations will depend on the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent pre-COVID-19 economic and operating conditions can resume, among other things. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on how COVID-19 has impacted our financial performance and results of operations.

The consequences of the COVID-19 pandemic have considerably affected us in certain countries. During the third quarter of 2020, due to the lack of visibility and high uncertainty resulting from the negative economic effects of the COVID-19 pandemic and considering the impairment indicators in certain countries, we recognized a non-cash aggregate impairment charge of $1.5 billion comprised of $1.02 billion of impairment from goodwill related to our business in the United States, as well as $480 million of impairment from property, plants and equipment and from other assets in several countries, mainly cement assets in the United States, as well as in Europe, South, Central America and the Caribbean, among other non-material adjustments in CEMEX’s concrete ready-mix and aggregates businesses.

We consider that, as the effects and duration of such pandemic may extend, there could be significant adverse effects in the future mainly in connection with: (i) impairment of long-lived assets including goodwill; (ii) foreign exchange losses related to our obligations denominated in foreign currency; (iii) increases in estimated credit losses on trade accounts receivable; and (iv) further disruption in supply chains. We also consider that the lack of clarity on the effectiveness of any recently authorized COVID-19 vaccines and on the distribution of these vaccines, could also contribute to short-term effects while the vaccines become more effective and their distribution is more properly defined.

The weakness of the global economic environment and its adverse effects on our operating results may negatively affect our credit rating and the market value of CEMEX, S.A.B. de C.V.’s CPOs and ADSs, or that of our publicly listed subsidiaries, mainly CLH and CHP. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing or future indebtedness. Although we have been able to raise debt, equity and equity-linked capital in the recent past, conditions in the capital markets could be such that traditional sources of capital may not be available to us on reasonable terms or at all. As a result, we cannot assure you that we will be able to successfully raise additional debt and/or equity capital on terms that are favorable to us or at all.

The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions.

The 2017 Facilities Agreement requires us to comply with several financial ratios and tests, including (i) a minimum consolidated coverage ratio of Operating EBITDA to interest expense (including interest accrued on Perpetual Debentures) and (ii) a maximum consolidated leverage ratio of net debt (including Perpetual Debentures, guarantees and capitalized leases under IFRS 16, excluding convertible/exchangeable obligations, the principal amount of subordinated optional convertible securities and plus or minus the mark-to-market amount of derivative financial instruments, among other adjustments) to Operating EBITDA (in each case, as described in the 2017 Facilities Agreement). The calculation and formulation of Operating EBITDA, interest expense, net debt, the consolidated coverage ratio and the consolidated leverage ratio are set out in the 2017 Facilities Agreement and may differ from the calculation and/or formulation of analogous terms in this report and our 2019 Annual Report. Our ability to comply with these ratios may be affected by our results of operations, economic conditions and volatility in foreign exchange rates, by overall conditions in the financial and capital markets and the construction sector, and by any monetary penalties or fines we may have to pay as a result of any administrative or legal proceedings to which we may be exposed to. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings” included in the 2019 Annual Report for more information.

We cannot assure you that in the future we will be able to comply with the restrictive covenants and limitations contained in the 2017 Facilities Agreement or that we will be in compliance with other agreements which constitute financial indebtedness in excess of $50 million in which any noncompliance would trigger a cross-default. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business, financial condition, liquidity and results of operations. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for information on recent amendments to the 2017 Facilities Agreement and the covenants and restrictions that we need to comply with.

Changes to, or replacement of, the LIBOR Benchmark Interest Rate, could adversely affect our business, financial condition, liquidity and results of operations.

In July 2017, the United Kingdom’s Financial Conduct Authority (“FCA”), a regulator of financial services firms and financial markets in the United Kingdom, stated that they will plan for a phase out of regulatory oversight of the London InterBank Offered Rate (“LIBOR”) interest rate indices. The FCA has indicated that they will support the LIBOR indices through 2021 to allow for an orderly transition to an alternative reference rate. LIBOR indices, in particular the Dollar LIBOR, are commonly used as a benchmark for our financing agreements, financial obligations and derivatives, including our 2017 Facilities Agreement, which systematically catalogue relevant LIBOR provisions, including uniform trigger provisions intended to identify a test for when LIBOR no longer governs the agreement and/or uniform fallback provisions intended to identify an alternative reference rate, or there may be vast, or slight, differences in those provisions. It is uncertain at this time whether LIBOR will change or cease to exist or the extent to which those entering into financial agreements will transition to any other particular benchmark. Other benchmarks may perform differently than LIBOR or have other consequences that cannot currently be anticipated. As of September 30, 2020, 25% of our foreign currency-denominated non-current debt bears floating rates at a weighted average interest rate of LIBOR plus 269 basis points. Additionally, as of September 30, 2020, 22% of our foreign currency-denominated non-current debt with a maturity beyond December 31, 2021, is referenced to LIBOR. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition, liquidity and results of operations.

We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, including but not limited to “Operation Resilience,” which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all.

As of September 30, 2020, our total debt, plus other financial obligations, was $13,866 million (principal amount $13,918 million), which does not include $446 million, which represents the nominal amount of our Perpetual Debentures. Of such total debt plus other financial obligations, $1,534 million (principal amount $1,534 million) matures during 2021; $1,855 million (principal amount $1,860 million) matures during 2022; $800 million (principal amount $800 million) matures during 2023; $1,406 million (principal amount $1,436 million) matures during 2024; and $6,230 million (principal amount $6,249 million) matures after 2024. See “Recent Developments—Recent Developments Related to our Indebtedness—Issuance of September 2030 Dollar Notes”, “Recent Developments—Recent Developments Related to our Indebtedness—Full Redemptions of June 2024 Euro Notes, April 2024 Dollar Notes and May 2025 Dollar Notes” for a description of redemptions of certain of our Senior Secured Notes in October 2020 and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for information on a recent prepayment under the 2017 Facilities Agreement.

If we are unable to comply with our principal maturities under certain of our indebtedness, or refinance or extend maturities of certain of our indebtedness, substantially all of our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business, financial condition, liquidity and results of operations. As a result of the restrictions under the 2017 Facilities Agreement, the indentures that govern our outstanding Senior Secured Notes and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to, if we need to do so to repay our indebtedness, complete asset sales on terms that we find economically attractive or at all. Volatility in the credit and capital markets could significantly affect us due to its effect on the availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential asset sales to interested parties due to antitrust considerations. If we need to sell assets to repay our indebtedness but are unable to complete asset sales and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness, which would have a material adverse effect on our business, financial condition, liquidity and results of operations.

In addition, our levels of debt, contractual restrictions and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry and may place us at a competitive disadvantage compared to competitors who may have no need to deleverage or who may have lower leverage ratios and fewer contractual restrictions, or that have no restrictions at all. There can also be no assurance that, because of our leverage ratio and contractual restrictions, we will be able to improve or maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions, or that we will be able to execute the capital expenditures that we have disclosed. Also, there can be no assurance that we will be able to implement our business strategy and initiatives and improve our results and revenues, which could affect our ability to comply with our payment obligations under our debt agreements and instruments. See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on our debt and cash levels.

We have to service our debt and other financial obligations denominated in Dollars with revenues generated in Mexican Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our debt and other financial obligations denominated in Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Mexican Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Dollar (our reporting currency) vis-à -vis the Mexican Peso and significant other currencies within our operations.

A substantial portion of our total debt plus other financial obligations is denominated in Dollars. As of September 30, 2020, our debt plus other financial obligations denominated in Dollars represented 70% of our total debt plus other financial obligations, which does not include $371 million of Dollar-denominated Perpetual Debentures. See “Recent Developments—Recent Developments Related to our Indebtedness—Issuance of September 2030 Dollar Notes,” “Recent Developments—Recent

Developments Related to our Indebtedness—Full Redemptions of June 2024 Euro Notes, April 2024 Dollar Notes and May 2025 Dollar Notes” for a description of redemptions of certain of our Senior Secured Notes in October 2020 and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for information on a recent prepayment under the 2017 Facilities Agreement and reductions on exposures to certain currencies and increases of exposures to the Mexican Peso. Our Dollar-denominated debt must be serviced with funds generated mostly by our direct and indirect subsidiaries’ operations outside the United States. Although we have substantial operations in the United States, we continue to strongly rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Mexican Pesos, Euros or other currencies to service our Dollar-denominated obligations. A devaluation or depreciation in the value of the Mexican Peso, Euro, Pound Sterling, Colombian Peso, Philippine Peso or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our Dollar-denominated debt. During the nine-month period ended September 30, 2020, our operations in Mexico, the United Kingdom, France, Germany, Spain, Israel, the Philippines, the Rest of EMEAA, Colombia, Caribbean TCL (as defined below), the Dominican Republic, Panama and the Rest of SCA&C, which are our main non-Dollar denominated operations, together generated 64% of our total revenues in Dollar terms (20%, 5%, 6%, 4%, 2%, 5%, 3%, 7%, 3%, 2%, 2%, 1%, and 4%, respectively) before eliminations resulting from consolidation. For the nine-month period ended September 30, 2020, 30% of our revenues in Dollar terms were generated from our operations in the United States before eliminations resulting from consolidation.

During the nine-month period ended September 30, 2020, the Mexican Peso depreciated 16.9% against the Dollar, the Euro appreciated 4.5% against the Dollar and the Pound Sterling depreciated 2.5% against the Dollar. Currency hedges that we may be a party to or may enter into in the future may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Dollar and other currencies, as those fluctuations influence the amount of our non-Dollar indebtedness when translated into Dollars and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts, including those entered into to hedge our exchange rate exposure. For a description of these impacts, see “—Our use of derivative instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.” See “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on the Mexican Peso value against the Dollar. Also see “Recent Developments—Other Recent Developments—Foreign Exchange Forward Contracts” for more information on foreign exchange forward contracts that we entered into in connection with the settlement of part of our indebtedness after September 30, 2020.

In addition, as of September 30, 2020, our Euro-denominated total debt plus other financial obligations represented 21% of our total debt plus other financial obligations, which does not include €64 million aggregate principal amount of our Euro-denominated Perpetual Debentures. See “Recent Developments—Recent Developments Related to our Indebtedness—Full Redemptions of June 2024 Euro Notes, April 2024 Dollar Notes and May 2025 Dollar Notes” for a description of redemptions of certain of our Senior Secured Notes in October 2020 and “Recent Developments—Other Recent Developments—Foreign Exchange Forward Contracts” for more information on foreign exchange forward contracts that we entered into in connection with the settlement of part of our indebtedness after September 30, 2020.

Our use of derivative financial instruments has negatively affected, and any new derivative financial instruments could negatively affect, our operations, especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge our net assets in certain currency, as well as some of our financial and operating risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction or the risk that we will not continue to have access to such instruments at reasonable costs, or at all.

As of September 30, 2020, our derivative financial instruments consisted of foreign exchange forward contracts under a net investment hedge program, interest rate swap instruments related to bank loans, equity forwards on third-party shares, as well as fuel price hedging derivatives, which had an impact on our financial position. The fair value changes of our derivative financial instruments, except for those under the net investment hedge program, are reflected in our income statement, which could introduce volatility in our controlling interest net income and our related ratios. As of December 31, 2019 and September 30, 2020, the aggregate notional amount under our outstanding derivative financial instruments was $2,324 million ($1,154 million of net investment hedge, $1.0 billion of interest rate swaps, $74 million of forwards on third-party shares and $96 million of fuel price hedging) and $2,703 million ($602 million of net investment hedge, $1.0 billion of interest rate swaps, $68 million of equity forwards on third-party shares, $884 million of foreign exchange forward contracts and $149 million of fuel price hedging), respectively, with a mark-to-market valuation representing a net liability of $100 million as of December 31, 2019 and a net liability of $20 million as of September 30, 2020. See note 15C to our unaudited condensed financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein for a detailed description of our derivative financial instruments. For the majority of the last eleven years, CEMEX has significantly decreased its use of both currency and interest rate derivatives related to debt, thereby reducing the risk of cash margin calls. However, with respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that do not require a substantial amount of cash to cover such margin calls. If we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls in which the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. In addition, as with any derivative position, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. In addition, entering into new derivative financial instruments incurs costs, and we cannot assure you that any new derivative financial instrument that we enter into will be done so at reasonable costs, or, if our credit risk worsens, will be available to us at all. See “Recent Developments—Other Recent Developments—Foreign Exchange Forward Contracts” for more information on foreign exchange forward contracts that we entered into in connection with the settlement of part of our indebtedness after September 30, 2020.

We pledged the capital stock of some of our subsidiaries that represent substantially all of our business as Collateral to secure our payment obligations under the 2017 Facilities Agreement, the indentures governing our outstanding Senior Secured Notes and other financing arrangements.

In connection with the 2017 Facilities Agreement, we pledged or transferred to trustees under certain security trusts the Collateral and all proceeds of the Collateral to secure our obligations under the 2017 Facilities Agreement, our Senior Secured Notes and under a number of other financing arrangements for the benefit of the creditors and holders of debt and other obligations that benefit from provisions in their agreements or instruments requiring that their obligations be equally and ratably secured.

As of September 30, 2020, the Collateral and all proceeds of such Collateral secured (i) $11,464 million (principal amount $11,518 million) aggregate principal amount of debt under the 2017 Facilities Agreement, our Senior Secured Notes and other financing arrangements and (ii) $446 million aggregate principal amount of the dual-currency notes underlying our Perpetual Debentures. See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward ceased to guarantee our indebtedness that it had guaranteed and CEMEX España succeeded to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España was not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our secured creditors ceased to be part of the Collateral as such shares no longer exist. See “Recent Developments—Recent Developments Related to our Indebtedness—Issuance of September 2030 Dollar Notes,” “Recent Developments—Recent Developments Related to our Indebtedness—Full Redemptions of June 2024 Euro Notes, April 2024 Dollar Notes and May 2025 Dollar Notes” for a description of redemptions of certain of our Senior Secured Notes in October 2020 and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for information on a recent prepayment under the 2017 Facilities Agreement. The subsidiaries whose shares are part of the Collateral collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred, and is continuing, under the 2017 Facilities Agreement, the Collateral will be released automatically if we meet specified financial covenant targets in accordance with the terms of the Intercreditor Agreement.

Political, social and geopolitical events and possible changes in public policies in some of the countries where we operate could have a material adverse effect on our business, financial condition, liquidity and results of operations.

In recent years, some of the governments in the countries where we operate have implemented and may continue to implement significant changes in laws, public policy or regulations that could affect the political, economic and social conditions in the countries where we operate, as well as in other countries. Any such changes may have a material adverse effect on our business, financial condition, liquidity and results of operations.

Presidential, legislative, state and local elections have taken place in 2020 in several of the countries where we operate, including Israel, the United States, Poland, Croatia, the Dominican Republic, Trinidad and Tobago, Jamaica, Puerto Rico, Guyana, and Egypt. In 2021, elections will be held in Mexico, Israel, El Salvador, Nicaragua, Germany and the Czech Republic, as well as special elections for the U.S. Senate. A change in federal government and the political party in control of the legislature in any of these countries could result in sharp changes to the countries’ economic, political or social conditions, and in changes to laws, regulations and public policies, which may contribute to economic uncertainty and could also materially impact our business, financial condition, liquidity and results of operations. Similarly, if no political party wins a clear majority in the legislative bodies of these countries, legislative gridlock and political and economic uncertainty may continue or result.

We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as new governments, changes in laws, public policy or regulations, political disagreements, civil disturbances and a rise in violence or the perception of violence, will not have a material adverse effect on global financial markets, or on our business financial condition, liquidity and results of operations.

The United Kingdom’s withdrawal from the EU (“Brexit”) and the future of the relationship between the United Kingdom and the EU could still have a material adverse effect on our business, financial condition, liquidity and results of operations, particularly in the United Kingdom. Even after a deal being reached regarding Brexit, any uncertainty surrounding the United Kingdom’s future relationship with the EU, and with the rest of the world, will continue impacting the United Kingdom’s economic activity and financial conditions, which may result in a decline in business investment, consumer confidence and economic growth, as well as in depreciation of the Pound Sterling. This could have an adverse impact on our business and operations results. We have taken measures to continue to serve the United Kingdom market with minimal disruption to our operations. These measures include, but are not limited to, maintaining adequate inventory levels of raw materials, products and critical spare parts; engaging with suppliers and contractors to seek continuity in the products and services we contract from them; and assessing potential exposure to new import duties. Despite these measures, the uncertainty surrounding the future relationship between the United Kingdom and the EU could result in decreased demand for our products and has the potential to have a material adverse effect on our financial condition, business, liquidity and results of operations, particularly in the United Kingdom.

Further geopolitical challenges, such as the conflict between the United States and China, social unrest in Latin America, and political tensions in the Middle East have the potential to impact the global economy and the countries in which we operate. The continued uncertainty around the conflict between the United States and China could cause important disruptions in global economic, financial and trade dynamics which could impact the markets in which we operate and adversely affect our business, reputation, liquidity and results of operations.

We are increasingly dependent on information technology and our systems and infrastructure, as well as those provided by third-party service providers, face certain risks, including cyber-security risks.

We increasingly rely on a variety of information technology and cloud services, on a fully digital customer integration platform, such as CEMEX Go, and on automated operating systems to manage and support our operations, as well as to offer our products to our customers. The proper functioning of this technology and these systems is critical to the efficient operation and management of our business, as well as for the sales generated by our business. Our systems and technologies may require modifications or upgrades as a result of technological changes, growth in our business and to enhance our business security. These changes may be costly and disruptive to our operations, and could impose substantial demands on our systems and increase system outage time. Our systems and technology, as well as those provided by our third-party service providers, such as International Business Machines Corporation (“IBM”) and Microsoft, two of our main information technology and service providers, may be vulnerable to damage, disruption or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, security breaches, computer viruses and cyber-attacks, including malicious codes, worms, ransomware, phishing, denial of service attacks and unauthorized access. For example, our digital solutions to improve sales, customer experience, enhance our operations and increase our business efficiencies could be impeded by such damages, disruptions or intrusions. To try to minimize such risks, we safeguard our systems and electronic information through a set of cyber-security controls, processes and a proactive monitoring service to attend to potential breaches. In addition, we also have disaster recovery plans in case of incidents that could cause major disruptions to our business. However, these measures may not be sufficient, and our systems have in the past been subject to certain minor intrusions. Although we are certified under and compliant with ISO 27001:2013 standards for information security management systems to preserve the confidentiality, integrity and availability of data and also are certified on the Payment Card Industry security standard which provides a trustful e-commerce mechanism for customers, and that certain of our cement plants are to receive the ISO 27001 certification on Data Privacy & Outsourcing Processes Certification, we cannot assure that we will always be able to retain or renew this certification or that our systems will not be subject to certain intrusions. See “Recent Developments—Recent Developments Relating to our Business and Operations—ISO 27001 Data Privacy & Outsourcing Processes Certification.”

During 2020, there was a global trend of an increase on security threats related to COVID-19, including, but not limited to, phishing and malware/ransomware campaigns, exploitation of video collaboration vulnerabilities, among other things. Furthermore, the increase in employees working from home in response to the COVID-19 pandemic increased cyber risk due to inadequate security configurations of domestic (home) networks and use of non-corporate devices. As of the date of this report, we have implemented additional cybersecurity controls designed to reduce such risks and mitigate the impact of such risks.

In relation to our overall operations, particularly due to our digital transformation initiatives and the implementation of CEMEX Go, our audit committee is informed of the cyber-security threats we face and is involved in approving general steps to try to mitigate any such cyber-security threats. As of September 30, 2020, CEMEX Go has more than 40,300 users across the countries in which we do business, and through CEMEX Go we receive approximately 59% of our main product orders. As of September 30, 2020, we have not detected, and our third-party service providers have not informed us of, any relevant event that has materially damaged, disrupted or resulted in an intrusion of our systems. Any significant information leakages or theft of information, or any unlawful processing of personal data, could affect our compliance with data privacy laws and make us subject to regulatory action, including substantial fines and private litigation with potentially large costs, and could damage our relationship with our employees, customers and suppliers, which could have a material adverse impact on our business, financial condition, liquidity, results of operations and prospects.

Furthermore, on June 25, 2020, our insurance program was renewed for 12 additional months. This program includes insurance coverage that, subject to its terms and conditions, is intended to address certain costs associated with cyber incidents, network failures and data privacy-related concerns. Nevertheless, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or types of claims that may arise from an incident or the damage to our reputation or brands that may result from an incident. However, any significant disruption to our systems could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could also harm our reputation.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2019 and 2020 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of September 30, 2020 and for the nine-month periods ended September 30, 2019 and 2020 and the notes thereto included herein. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring items) that are necessary to properly present, in all material respects, the results for the interim periods. The interim results of operations for the nine-month period ended September 30, 2020 are not indicative of operating results to be expected for the entire year.

Our audited consolidated financial statements included in the 2019 Annual Report have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, since our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

Our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2019 and 2020 included herein are prepared on a basis consistent with the accounting policies used in the preparation and presentation of our audited consolidated financial statements included in the 2019 Annual Report.

Acquisitions

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the nine-month periods ended September 30, 2019 and September 30, 2020 may not be comparable to that of prior periods.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	For the Nine- Month Period Ended September 30,
	2019	2020
	(In millions of Dollars, except ratios and share and per share amount)
Income Statement Information:
Revenues	$9,872	$9,433
Cost of sales(1)	(6,602)	(6,359)
Gross profit	3,270	3,074
Operating expenses	(2,219)	(2,082)
Operating earnings before other expenses, net(2)	1,051	992
Other expenses, net	(132)	(1,748)
Operating earnings (loss)	919	(756)
Financial items(3)	(564)	(619)
Share of profit of equity accounted investees	31	31
Earnings before income tax	386	(1,344)
Discontinued operations(4)	175	(105)
Non-controlling interest net income	29	17
Controlling interest net income (loss)	381	(1,537)

	For the Nine- Month Period Ended September 30,
	2019	2020
	(In millions of Dollars, except ratios and share and per share amount)
Income Statement Information:
Basic earnings per share(5)(6)(7)	0.008	(0.034)
Diluted earnings per share(5)(6)(7)	0.005	(0.032)
Basic earnings (loss) per share from continuing operations(5)(6)(7)	0.008	(0.034)
Diluted earnings (loss) per share from continuing operations(5)(6)(7)	0.005	(0.032)
Number of shares outstanding(5)(8)	47,408	44,946

	As of
	December 31, 2019	September 30, 2020
Statement of Financial Position Information:
Cash and cash equivalents	788	3,453
Assets held for sale(9)	839	147
Property, machinery and equipment, net and assets for the right-of-use, net	11,850	10,724
Total assets	29,363	29,233
Current debt	62	2,670
Non-current debt	9,303	9,361
Total debt plus other financial obligations	11,790	13,866
Liabilities directly related to assets held for sale	37	—
Non-controlling interest and Perpetual Debentures(10)(12)	1,503	1,406
Total controlling interest	9,321	7,403

	For the Nine-Month Period Ended September 30,
	2019	2020
Other Financial Information:
Book value per share(5)(8)(11)	0.1966	0.1647
Operating margin before other expenses, net(2)	10.6%	10.5%
Operating EBITDA(12)	1,825	1,816
Capital expenditures	604	467
Depreciation and amortization of assets	774	824
Net cash flow provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes	1,232	1,313
Basic earnings (loss) per CPO from continuing operations(5)(6)(7)	0.024	(0.102)
Basic earnings (loss) per CPO(5)(6)(7)	0.024	(0.102)

(1)

Cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants, freight expenses of raw materials in plants and delivery expenses of our ready-mix concrete business. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of the line item titled “Operating expenses.”

(2)

In the income statements, we include the line item titled “Operating earnings before other expenses, net” considering that is a relevant measure for our management as explained in note 2.1 to the audited consolidated financial statements included in the 2019 Annual Report. Under IFRS, while there are line items that are customarily included in the income statements, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of such income statements varies significantly by industry and company according to specific needs.

(3)

Financial items include our financial expense and our financial income and other items, net, which includes our financial income, results from financial instruments, net (derivatives, fixed-income investments and other securities), foreign exchange results and effects of amortized cost on assets and liabilities and others, net. See notes 7A and 7B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

(4)

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s income statements present in the single line item of “Discontinued operations” the results of: (a) the United Kingdom for the period from January 1 to August 3, 2020 and the nine-month period ended September 30, 2019; (b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the nine-month period ended September 30, 2019; (c) France for the period from January 1 to June 28, 2019; (d) Germany for the period from January 1 to May 31, 2019; (e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and (f) Spain for the nine-month periods ended September 30, 2020 and 2019. See note 4A to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for nine-month periods ended September 30, 2020 and 2019 included herein.

(5)

CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each CPO represents two Series A shares and one Series B share. As of September 30, 2020, 99.88% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each ADS represents ten CPOs.

(6)

Earnings per share is calculated based upon the weighted-average number of shares outstanding during the last twelve months. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS. For the nine-month period ended September 30, 2019, “Basic earnings per share” and “Diluted earnings per share” each include earnings of $0.005 from “Continuing operations.” For the nine-month period ended September 30, 2020, “Basic loss per share” and “Diluted loss per share” include loss of $0.032, from “Continuing operations.” In addition, for the nine-month period ended September 30, 2019, “Basic earnings per share” and “Diluted earnings per share” each include earnings of $0.003 from “Discontinued operations.” For the nine-month period ended September 30, 2020, “Basic loss per share” and “Diluted loss per share” include loss of $0.002 from “Discontinued operations.”

(7)

For fiscal year 2018, CEMEX, S.A.B. de C.V. declared a cash dividend in the amount of $150 million, payable in Mexican Pesos in two equal installments, in June 2019 and December 2019. CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal year 2019 or 2020.

(8)	Represents the weighted average number of shares diluted in millions.
(9)

For the year ended December 31, 2019, includes assets held for sale in the United Kingdom, Kosmos’ assets in the United States and the white cement assets in Spain, and for the nine-month period ended September 30, 2020, includes assets held for sale in connection with the white cement assets in Spain, as described in note 4A to our unaudited condensed consolidated financial statements as of September 30, 2020 and for the nine-month periods ended September 30, 2019 and 2020 included herein.

(10)

As of December 31, 2019 and September 30, 2020, non-controlling interest included $443 million and $446 million, respectively, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.

(11)	Book value per share is calculated by dividing the total controlling interest by the number of shares outstanding described in footnote 8.
(12)

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and amortization expenses. Operating EBITDA is calculated and presented because we believe that it is widely accepted as a financial indicator of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA is a non-IFRS measure and should not be considered an indicator of our financial performance as an alternative to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in income statements prepared pursuant to IFRS, such as revenues, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such income statement varies significantly by industry and company according to specific needs. Our Operating EBITDA may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the income statements, and to net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes, as reported in the statement of cash flows. Financial expense under IFRS does not include coupon payments of the Perpetual Debentures issued by consolidated entities of $22 million and $19 million for the nine-month period ended September 30, 2019 and for the nine-month period ended September 30, 2020, respectively, as described in note 18B to our unaudited condensed consolidated financial statements as of September 30, 2020 and for the nine-month periods ended September 30, 2019 and 2020 included herein.

	For the Nine- Month Period Ended September 30,
	2019	2020
	(In millions of Dollars)
Reconciliation of Net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes to Operating EBITDA
Net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes	$1,232	$1,313
Plus/minus:
Changes in working capital excluding income taxes	453	262
Depreciation and amortization of assets	(774)	(824)
Other items, net	140	241

Operating earnings before other expenses, net	1,051	992
Plus:
Depreciation and amortization of assets	774	824

Operating EBITDA	$1,825	$1,816

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements as of September 30, 2020 and for the nine-month periods ended September 30, 2019 and 2020 included herein. Our significant accounting policies are described in note 2 to our audited consolidated financial statements included in the 2019 Annual Report.

On October 29, 2020, we announced our results for the nine-month period ended September 30, 2020. The interim results of operations for the nine-month period ended September 30, 2020 are not indicative of operating results to be expected for the entire year or any subsequent interim period. The following is a discussion of our results for the nine-month period ended September 30, 2020 as compared to the same period in the prior year.

Our unaudited condensed consolidated financial statements included herein include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity to obtain benefits from its activities.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings.

All balances and transactions between the group subsidiaries have been eliminated in consolidation.

Discontinued Operations

Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, our statements of operations present in the single line item of Discontinued operations the results of (a) the United Kingdom for the period from January 1 to August 3, 2020 and the nine-month period ended September 30, 2019; (b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the nine-month period ended September 30, 2019; (c) France for the period from January 1 to June 28, 2019; (d) Germany for the period from January 1 to May 31, 2019; (e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and (f) Spain for the nine-month periods ended September 30, 2020 and 2019. See note 4A to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Significant Transactions

For the nine-month periods ended September 30, 2019 and 2020, our consolidated results reflect the following transactions, which had an impact on the comparability of our results in such periods:

•

On August 3, 2020, through an affiliate in the United Kingdom, we closed the sale of certain assets to Breedon Group plc (“Breedon”) for an amount of $230 million, including $30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of this divestiture, we maintain a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. As of December 31, 2019, the assets and liabilities associated with this segment in the United Kingdom are presented in the statement of financial position within the line items of assets held for sale and liabilities directly related to assets held for sale. Moreover, for purposes of the statements of operations for the nine-month periods ended September 30, 2019 and 2020, the operations related to this segment for the nine-month periods ended September 30, 2019 and from January 1 to August 3, 2020, respectively, are presented net of tax in the single line item “Discontinued operations.” See notes 4A to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2019 and 2020 included herein.

•

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets that were divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. Our statements of operations for the nine-month periods ended September 30, 2019 and 2020 present the operations related to this segment for the nine-month period ended September 30, 2019 and from January 1 to March 6, 2020, respectively, are presented net of income tax in the single line item “Discontinued operations” in the financial statements for the nine-month periods ended September 30, 2019 and September 30, 2020 included herein.

•

On June 28, 2019, after obtaining customary authorizations, we concluded with several counterparties the sale of our ready-mix and aggregates business in the central region of France for an aggregate price of €32 million ($36 million). Our operations of these disposed assets in France for the period from January 1 to June 28, 2019 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations” in the financial statement for the nine-month period ended September 30, 2019 included herein.

•

On May 31, 2019, we concluded the sale of our aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 million ($97 million). The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. Our operations of these disposed assets for the period from January 1, 2019 to May 31, 2019 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations” in the financial statement for the nine-month period ended September 30, 2019 included herein.

•

On March 29, 2019, we closed the sale of our businesses in the Baltics and Nordics to the German building materials group Schwenk Zement KG (“Schwenk”), for a price in Euro equivalent to $387 million. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included our 37.8% indirect interest in one cement production plant in Akmene, Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. Our operations of these disposed businesses for the period from January 1 to March 29, 2019 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations” in the financial statement for the nine-month period ended September 30, 2019 included herein.

•

On March 29, 2019, we entered into a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest our white cement business and client list outside of Mexico and the U.S., for an initial price of $180 million, including our Buñol cement plant in Spain and our white cement customers list. The closing of the transaction is subject to certain closing conditions, including requirements set by regulators. As of the date of this report, we expect to close the transaction during the first quarter of 2021, but we are not able to assess if the COVID-19 pandemic or if other conditions will further delay the closing of this divestment or prevent us from closing the transaction with the terms initially disclosed or if at all. As of September 30, 2020, the assets and liabilities associated with the white cement business were presented in the statement of financial position within the line items of “assets and liabilities directly related to assets held for sale” in the financial statements as of September 30, 2020 included herein. Moreover, our operations of these assets in Spain for the nine-month periods ended September 30, 2019 and 2020 are reported in the statements of operations, net of income tax, in the single line item “Discontinued operations” in the financial statements for the nine-month periods ended September 30, 2019 and September 30, 2020 included herein.

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operation data for each of the nine-month periods ended September 30, 2019 and 2020 expressed as a percentage of revenues.

	For the Nine-Month Period Ended September 30,
	2019	2020
Revenues	100.0%	100.0%
Cost of sales	(66.9)	(67.4)
Gross profit	33.1	32.6
Operating expenses	(22.5)	(22.1)
Operating earnings before other expenses, net	10.6	10.5
Other expenses, net	(1.3)	(18.5)
Operating earnings (loss)	9.3	(8.0)
Financial expense	(5.3)	(6.3)
Financial income and other items, net	(0.4)	(0.2)

	For the Nine-Month Period Ended September 30,
	2019	2020
Share of profit on equity accounted investees	0.3	0.3
Earnings (loss) before income tax	3.9	(14.2)
Income tax	(1.5)	(0.8)
Net income from continuing operations	2.4	(15.0)
Discontinued operations	1.8	(1.1)
Consolidated net income (loss)	4.2	(16.1)
Non-controlling interest net income	0.3	0.2
Controlling interest net income (loss)	3.9	(16.3)

Nine-Month Period Ended September 30, 2019 Compared to Nine-Month Period Ended September 30, 2020

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2020 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average sales prices for each of our reportable segments.

The table below and the other volume data presented by reportable segment in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section are presented before eliminations resulting from consolidation (including those shown in note 4B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Sales Prices in Local Currency(1)
Reportable Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	+2%	-20%	+37%	+1%	Flat
United States	+6%	Flat	—	+1%	+2%
Europe, Middle East, Africa and Asia
United Kingdom	-20%	-15%	—	+3%	Flat
France	—	-17%	—	—	+2%
Germany	+13%	+5%	-6%	+2%	+4%
Spain	-5%	-9%	+15%	+2%	+3%
Israel	—	+8%	—	—	Flat
Philippines	-12%	—	+18%	-5%	—
Rest of EMEAA(2)	+4%	-8%	+78%	Flat	Flat
South, Central America and the Caribbean
Colombia	-20%	-30%	—	+9%	+3%
Caribbean TCL(3)	+1%	-42%	-6%	+2%	-5%
Dominican Republic	-11%	-38%	-23%	+14%	+5%
Panama	-60%	-74%	—	-6%	-6%
Rest of South, Central America and the Caribbean(4)	-3%	-29%	-9%	Flat	-6%

“—” = Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a reportable segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of

EMEAA, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of EMEAA, in which they represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Rest of EMEAA refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates.
(3)	Caribbean TCL refers to Trinidad Cement Limited (“TCL”) operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana.
(4)	Rest of SCA&C refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL.

On a consolidated basis, our cement sales volumes decreased 2% from 47.2 million tons in the nine-month period ended September 30, 2019 to 46.2 million tons in the comparable period in 2020, and our ready-mix concrete sales volumes decreased 8%, from 37.7 million cubic meters for the nine-month period ended September 30, 2019 to 34.5 million cubic meters in the comparable period in 2020. Our revenues decreased 4% from $9,872 million for the nine-month period ended September 30, 2019 to $9,433 million for the same period in 2020, and our operating earnings before other expenses, net decreased 6%, from $1,051 million for the nine-month period ended September 30, 2019 to $992 million for the same period in 2020. See the table below for a breakdown according to reportable segment.

The following tables present selected financial information for revenues and operating earnings before other expenses, net for each of our reportable segments for the nine-month periods ended September 30, 2019 and 2020. The revenues information in the table below are presented before eliminations resulting from consolidation shown in note 4B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein. Variations in revenues determined on the basis of Dollars include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Dollar; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Revenues for the Nine-Month Period Ended September 30,
Reportable Segment				2019	2020
	(in millions of Dollars)
Mexico	+2%	-11%	-9%	2,175	1,976
United States	+5%	—	+5%	2,846	2,983
EMEAA
United Kingdom	-8%	+1%	-7%	573	533
France	-14%	+1%	-13%	661	574
Germany	+11%	+1%	+12%	322	362
Spain	-5%	+1%	-4%	245	236
Israel	+9%	+3%	+12%	483	543
Philippines	-17%	+3%	-14%	352	304
Rest of EMEAA(2)	-1%	—	-1%	710	701
SCA&C
Colombia	-14%	-10%	-24%	376	284
Caribbean TCL(3)	-2%	—	-2%	189	186
Dominican Republic	-1%	-10%	-11%	183	163
Panama	-60%	+1%	-59%	143	58
Rest of SCA&C(4)	-4%	-2%	-6%	393	371
Others(5)	-19%	—	-19%	837	682
Revenues from continuing operations before eliminations resulting from consolidation			-5%	$10,488	$9,956
Eliminations resulting from consolidation				616	523
Revenues from continuing operations			-4%	$9,872	$9,433

Reportable Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations	Variation in Dollars	Operating Earnings Before Other Expenses, Net for the Nine-Month Period Ended September 30,
				2019	2020
	(in millions of Dollars)
Mexico	Flat	-11%	-11%	621	554
United States	+25%	—	+25%	185	232
EMEAA
United Kingdom	-76%	+3%	-73%	49	13
France	-57%	+2%	-55%	38	17
Germany	+43%	-5%	+38%	21	29
Spain	-14%	-1%	-15%	(13)	(11)
Israel	+26%	+4%	+30%	50	65
Philippines	-14%	+3%	-11%	65	58
Rest of EMEAA(2)	+25%	+1%	+26%	43	54
SCA&C
Colombia	+11%	-14%	-3%	39	38
Caribbean TCL(3)	+14%	-4%	+10%	29	32
Dominican Republic	+7%	-12%	-5%	55	52
Panama	-112%	—	-112%	25	(3)
Rest of SCA&C(4)	+20%	-1%	+19%	67	80
Others(5)	-2%	—	-2%	(223)	(218)
Operating earnings before other expenses, net from continuing operations			-6%	1,051	992

(1)

Represents the variation in local currency terms. For purposes of a reportable segment consisting of a region, the variation in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of EMEAA, in which they are translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the change in Dollar terms (except for the Rest of EMEAA region, in which they represent the change in Euros), net, in the region.

(2)	Rest of EMEAA refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates.
(3)	Caribbean TCL refers to TCL operations mainly in Trinidad and Tobago, Jamaica, Barbados and Guyana.
(4)	Rest of SCA&C refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL.
(5)

Others refers to: (1) cement trade maritime operations, (2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, (3) CEMEX, S.A.B. de C.V, other corporate entities and finance subsidiaries, and (4) other minor subsidiaries with different lines of business.

Revenues. Our consolidated revenues decreased 4%, from $9,872 million for the nine-month period ended September 30, 2019 to $9,433 million compared to the same period in 2020. The decrease in our revenues, which was mainly attributable to lower volumes in most of our regions, excluding mainly the United States, Germany and Poland, and partially offset by higher prices of our products in local-currency terms in most of our regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our revenues on a reportable segment basis. The discussion of volume data and revenues information below is presented before eliminations resulting from consolidation as described in note 4B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Mexico

As of September 30, 2020, our domestic cement sales volumes from our operations in Mexico increased 2% for the nine-month period ended September 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 20% over the same period. Our revenues from our operations in Mexico represented 20% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. With the lifting of lockdown measures due to COVID-19, cement continued its growth path supported by government social programs, home improvements and higher remittances. Formal construction activity increased as private sector and government infrastructure projects accelerate. Our cement export volumes from our operations in Mexico, which represented 11% of our Mexican cement sales volumes for the nine-month period ended September 30, 2020, increased 37% for the nine-month period ended September 30, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in Mexico during the nine-month period ended September 30, 2020, 75% was shipped to the U.S. and 25% to our Rest of South, Central America and the Caribbean region. Our average sales price of domestic cement from our operations in Mexico increased 1%, in Mexican Peso terms, for the nine-month period ended September 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete remained flat, in Mexican Peso terms, over the same period. For the nine-month period ended September 30, 2020, cement represented 60%, ready-mix concrete 18% and our aggregates and other businesses 22% of our revenues in Dollar terms from our operations in Mexico before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and sales prices, partially offset by a decrease in ready-mix concrete sales volumes, our revenues in Mexico in Mexican Peso terms increased 2% for the nine-month period ended September 30, 2020 compared to the same period in 2019.

United States

As of September 30, 2020, our domestic cement sales volumes from our operations in the U.S. increased 6% for the nine-month period ended September 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes remained flat over the same period. The increase in domestic cement sales volumes reflect the strong demand momentum driven by the infrastructure and residential sectors. Our operations in the U.S. represented 30% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average domestic cement sales prices of our operations in the U.S. increased 1% in Dollar terms, for the nine-month period ended September 30, 2020 compared to the same period in 2019, and our average ready-mix concrete sales price increased 2%, in Dollar terms, over the same period. For the nine-month period ended September 30, 2020, cement represented 30%, ready-mix concrete 43% and our aggregates and other businesses 27% of revenues in Dollar terms from our operations in the U.S. before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement sales volumes and sales prices and ready-mix concrete sales prices, revenues from our operations in the U.S., in Dollar terms, increased 5% for the nine-month period ended September 30, 2020 compared to the comparable period in 2019.

Europe, Middle East, Africa and Asia

For the nine-month period ended September 30, 2020, our operations in the Europe, Middle East, Africa and Asia region consisted of our operations in the United Kingdom, France, Germany, Spain, Israel and the Philippines, which represent the most significant operations in this region, in addition to the Rest of Europe, Middle East, Africa and Asia. Our revenues from our operations in the Europe, Middle East, Africa and Asia region represented 32% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. As of September 30, 2020, our operations in the Europe, Middle East, Africa and Asia region represented 22% of our total assets. During the nine-month period ended September 30, 2020, our domestic cement presents solid growth in our European markets, driven primarily by Germany, Poland and the Czech Republic. During the nine-month period ended September 30, 2020, we implemented successful price increases in most of our markets in the Europe, Middle East, Africa and Asia region. In France, Spain and the United Kingdom, we observed a significant deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during 2020. We saw a recent market recovery in the UK, France, and Spain as economies opened. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased 20% for the nine-month period ended September 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 15% over the same period. The decreases in domestic cement and ready-mix concrete volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during 2020. In addition, weakness in construction activity has been shown in the UK. Our operations in the United Kingdom represented 5% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased 3%, in Pound terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix remained flat, in Pound terms, over the same period. For the nine-month period ended September 30, 2020, cement represented 20%, ready-mix concrete 27% and our aggregates and other businesses 53% of revenues in Dollar terms from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increase in domestic cement sales prices, revenues from our operations in the United Kingdom, in Pound terms, decreased 8% for the nine-month period ended September 30, 2020 compared to the same period in 2019.

France

Our ready-mix concrete sales volumes from our operations in France decreased 17% in the nine-month period ended September 30, 2020 compared to the same period in 2019. The decrease in volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during 2020. Our operations in France represented 6% of our total revenues for the nine-month period ended September 30, 2020 in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased 2%, in Euro terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019. For the nine-month period ended September 30, 2020, ready-mix concrete represented 65% and our aggregates and other businesses 35% of revenues in Dollar terms from our operations in France before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of a decrease in ready-mix concrete sales volumes, partially offset by ready-mix concrete sales prices, revenues from our operations in France, in Euro terms, decreased 14% for the nine-month period ended September 30, 2020 compared to the same period in 2019.

Germany

Our domestic cement sales volumes from our operations in Germany increased 13% in the nine-month period ended September 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes increased 5% over the same period. The increase in domestic cement and ready-mix concrete sales volumes were mainly by continued work in the infrastructure sector. Our operations in Germany represented 4% of our total revenues for the nine-month period ended September 30, 2020 in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Germany, which represented 23% of our Germany cement sales volumes for the nine-month period ended September 30, 2020 decreased 6% in the nine-month period ended September 30, 2020 compared to the same period in 2019. All our total cement export volumes from our operations in Germany during the nine-month period ended September 30, 2020 were to our Rest of Europe, Middle East, Africa and Asia region. Our average sales price of domestic cement from our operations in Germany increased 2%, in Euro terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 4%, in Euro terms, over the same period. For the nine-month period ended September 30, 2020, cement represented 36%, ready-mix concrete 33% and our aggregates and other businesses 31% of revenues in Dollar terms from our operations in Germany before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in domestic cement and ready-mix concrete sales volumes and sales prices, revenues from our operations in Germany, in Euro terms, increased 11% in 2020 compared to 2019.

Spain

Our domestic cement sales volumes from our operations in Spain decreased 5% in the nine-month period ended September 30, 2020 compared to the same period in 2019, while ready-mix concrete sales volumes decreased 9% over the same period. The decreases in domestic cement and ready-mix concrete volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures during 2020. Our operations in Spain represented 2% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Spain, which represented 20% of our Spain cement sales volumes for the nine-month period ended September 30, 2020, increased 15% in the nine-month period ended September 30, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in Spain during nine-month period ended September 30, 2020, 81% were to the United Kingdom and 19% to our Rest of Europe, Middle East, Africa and Asia region. Our average sales price of domestic cement of our operations in Spain increased 2%, in Euro terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 3%, in Euro terms, over the same period. For the nine-month period ended September 30, 2020, cement represented 64%, ready-mix concrete 23% and our aggregates and other businesses 13% of revenues in Dollar terms from our operations in Spain before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues from our operations in Spain, in Euro terms, decreased 5% in the nine-month period ended September 30, 2020 compared to the same period in 2019.

Israel

Our ready-mix concrete sales volumes from our operations in Israel increased 8% in the nine-month period ended September 30, 2020 compared to the same period in 2019. The increase in the ready-mix concrete sales volumes was mainly driven by the continued construction activity in all sectors. Our operations in Israel represented 5% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of ready-

mix concrete of our operations in Israel remained flat, in Israeli New Shekel terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019. For the nine-month period ended September 30, 2020, ready-mix concrete represented 67% and our aggregates and other businesses 33% of revenues in Dollar terms from our operations in Israel before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of increases in ready-mix concrete sales volumes, revenues from our operations in Israel, in Israeli New Shekel terms, increased 9% in the nine-month period ended September 30, 2020 compared to the same period in 2019.

The Philippines

Our domestic cement sales volumes from our operations in the Philippines decreased 12% in the nine-month period ended September 30, 2020 compared to the same period in 2019. The decrease in domestic cement volumes was mainly due to implementation of stringent COVID-19 lockdown measures imposed by the government and by the closure of our Solid Cement Plant in Luzon for two months, partially mitigated by the subsequent reopening of our Solid Cement Plant. Our cement export volumes from our operations in the Philippines, which represented less than 1% of our Philippines cement sales volumes for the nine-month period ended September 30, 2020, increased 18% in the nine-month period ended September 30, 2020 compared to the same period in 2019. All our total cement exports from our operations in the Philippines during the nine-month period ended September 30, 2020 were to the Rest of Europe, Middle East, Africa and Asia region. Our revenues from our operations in the Philippines represented 3% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines decreased 5%, in Philippine Peso terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019. For the nine-month period ended September 30, 2020, cement represented 99% and our aggregate and other businesses 1% of our revenues in Dollar terms from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement sales volumes and sales prices, revenues of our operations in the Philippines, in Philippine Peso terms, decreased 17% in the nine-month period ended September 30, 2020 compared to the same period in 2019.

Rest of Europe, Middle East, Africa and Asia

Rest of Europe, Middle East, Africa and Asia refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates. Our domestic cement sales volumes from our operations in the Rest of Europe, Middle East, Africa and Asia increased 4% in the nine-month period ended September 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 8% over the same period. Our cement export volumes from our operations in the Rest of Europe, Middle East, Africa and Asia segment, which represented 6% of our Rest of Europe, Middle East, Africa and Asia cement sales volumes for the nine-month period ended September 30, 2020, increased 78% in the nine-month period ended September 30, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in Rest of Europe, Middle East, Africa and Asia during the nine-month period ended September 30, 2020, 8% were to Germany and 92% were within the region. Our revenues from our operations in the Rest of Europe, Middle East, Africa and Asia represented 7% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement and our average sales price of ready-mix concrete from our operations in the Rest of Europe, Middle East, Africa and Asia remained flat, in Euro terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019. For the nine-month period ended September 30, 2020, cement represented 58%, ready-mix concrete 32% and our aggregates and other businesses 10% of revenues in Dollar terms from our operations in the Rest of Europe, Middle East, Africa and Asia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in ready-mix concrete sales volumes, partially offset by increases in domestic cement sales volumes, revenues in the Rest of Europe, Middle East, Africa and Asia, in Euro terms, decreased 1% in the nine-month period ended September 30, 2020 compared to the same period in 2019.

South, Central America and the Caribbean

For the nine-month period ended September 30, 2020, our operations in the SCA&C region consisted of our operations in Colombia, the Dominican Republic, our Caribbean TCL operations, which represent our most significant operations in this region, Panama, and the Rest of SCA&C, which refers mainly to our operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the acquired operations of TCL. Our revenues from our operations in the SCA&C region represented 12% of our total revenues in Dollar terms for the nine-month period ended September 30, 2020, before eliminations resulting from consolidation. In the South, Central America and the Caribbean region, we continued to experience favorable pricing dynamics despite a significant decline in demand, due in part to governments measures to contain the spread of COVID-19, including industry shutdowns in Colombia, Panama and Trinidad and Tobago. As of September 30, 2020, our operations in the SCA&C region represented 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our revenues for our main operations in the SCA&C region.

Colombia

Our domestic cement sales volumes from our operations in Colombia decreased 20% in the nine-month period ended September 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 30% over the same period. Activity in Colombia was strong before the implementation of the government’s COVID-19 restrictions. Upon reopening of the industry, our volumes recovered during September 2020, mainly driven by the self-construction sector. Our revenues from our operations in Colombia represented 3% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased 9%, in Colombian Peso terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 3%, in Colombian Peso terms, over the same period. For the nine-month period ended September 30, 2020, cement represented 58%, ready-mix concrete 23% and our aggregates and other businesses 19% of our revenues in Dollar terms from our operations in Colombia before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues of our operations in Colombia, in Colombian Peso terms, decreased 14% in the nine-month period ended September 30, 2020 compared to the same period in 2019.

Caribbean TCL

Our domestic cement sales volumes from our operations in Caribbean TCL increased 1% in the nine-month period ended September 30, 2020 compared to the same period in 2019, while ready-mix concrete sales volumes decreased 42% over the same period. The decreases in ready-mix concrete volumes reflected a deceleration in construction activity as a result of the implementation of stringent COVID-19 measures. Our revenues from our operations in Caribbean TCL represented 2% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in Caribbean TCL segment represented 21% of our Caribbean TCL cement sales volumes for the nine-month period ended September 30, 2020, decreased 6% in the nine-month period ended September 30, 2020 compared to the same period in 2019. All our total cement exports from our operations in Caribbean TCL during the nine-month period ended September 30, 2020 were to the Rest of South, Central America and the Caribbean region. Our average domestic cement sales price of our operations in Caribbean TCL increased 2%, in Trinidad and Tobago Dollar terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete decreased 5%, in Trinidad and Tobago Dollar terms, over the same period. For the nine-month period ended September 30, 2020, cement represented 90%, ready-mix concrete 2% and our aggregates and other businesses 8% of revenues in Dollar terms from our operations in Caribbean TCL before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in ready-mix concrete sales volumes and sales prices, partially offset by increases in domestic cement sales volumes and sales prices, revenues of our operations in Caribbean TCL, in Trinidad and Tobago Dollar terms, decreased 2% in the nine-month period ended September 30, 2020 compared to the same period in 2019.

Dominican Republic

Our domestic cement sales volumes from our operations in the Dominican Republic decreased 11% in the nine-month period ended September 30, 2020 compared to the same period in 2019, while ready-mix concrete sales volumes decreased 38% over the same period. The decreases in our domestic cement and ready-mix concrete sales volumes in our Dominican Republic region were mainly driven by government restrictions implemented since mid-March 2020 slowed down the demand for our products. Domestic cement and ready-mix prices continued their positive trend. Our operations in the Dominican Republic represented 2% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our cement export volumes from our operations in the Dominican Republic, which represented 12% of our Dominican Republic cement sales volumes for the nine-month period ended September 30, 2020, decreased 23% in the nine-month period ended September 30, 2020 compared to the same period in 2019. Of our total cement export volumes from our operations in the Dominican Republic during the nine-month period ended September 30, 2020, 99% were to our Rest of South, Central America and the Caribbean region and 1% to our Rest of Europe, Middle East, Africa and Asia region. Our average sales price of domestic cement of our operations in the Dominican Republic increased 14%, in Dominican Peso terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete increased 5%, in Dominican Peso terms, over the same period. For the nine-month period ended September 30, 2020, cement represented 75%, ready-mix concrete 7% and our aggregates and other businesses 18% of revenues in Dollar terms from our operations in the Dominican Republic before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in domestic cement and ready-mix concrete sales prices, revenues from our operations in the Dominican Republic, in Dominican Peso terms, decreased 1% in the nine-month period ended September 30, 2020 compared to the same period in 2019.

Panama

Our domestic cement sales volumes from our operations in Panama decreased 60% in the nine-month period ended September 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 74% over the same period. Our operations in Panama continue to suffer the deceleration of the economy. The COVID-19 pandemic intensified an already weakened demand environment. Our revenues from our operations in Panama represented 1% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Panama decreased 6% in Dollar terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete decreased 6%, in Dollar terms, over the same period. For the nine-month period ended September 30, 2020, cement represented 75%, ready-mix concrete 16% and our aggregates and other businesses 9% of our revenues in Dollar terms from our operations in Panama before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and sales prices, revenues of our operations in Panama, in Dollar terms, decreased 60% in the nine-month period ended September 30, 2020 compared to same period in 2019.

Rest of South, Central America and the Caribbean

Our domestic cement volumes from our operations in the Rest of South, Central America and the Caribbean decreased 3% in the nine-month period ended September 30, 2020 compared to the same period in 2019, and ready-mix concrete sales volumes decreased 29% over the same period. Our cement export volumes from our operations in the Rest of South, Central America and the Caribbean segment, which represented 6% of our Rest of South, Central America and the Caribbean cement sales volumes for the nine-month period ended September 30, 2020, decreased 9% in the nine-month period ended September 30, 2020 compared to the same period in 2019. All our total cement export volumes from our operations in Rest of South, Central America and the Caribbean during the nine-month period ended September 30, 2020 were within the same region. Our revenues from our operations in the Rest of South, Central America and the Caribbean represented 4% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Rest of South, Central America and the Caribbean remained flat in Dollar terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019, and our average sales price of ready-mix concrete decreased 6%, in Dollar terms, over the same period. For the nine-month period ended September 30, 2020, cement represented 87%, ready-mix concrete 6% and our aggregates and other businesses 7% of revenues in Dollar terms from our operations in the Rest of South, Central America and the Caribbean before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of decreases in domestic cement and ready-mix concrete sales volumes and ready-mix concrete sales prices, revenues of our operations in the Rest of South, Central America and the Caribbean, in Dollar terms, decreased 4% in the nine-month period ended September 30, 2020 compared to the same period in 2019.

Others

Revenues from our Others segment decreased 19% before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable, in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Dollar terms. Our revenues from our Other segment represented 6% of our total revenues for the nine-month period ended September 30, 2020, in Dollar terms, before eliminations resulting from consolidation. The decrease resulted primarily from a lower revenue in our information technology solutions company. For the nine-month period ended September 30, 2020, our information technology solutions company represented 21% and our trading operations also represented 19% of our revenues in our Others segment, in Dollar terms.

Cost of Sales

Our cost of sales, including depreciation, decreased 4% from $6,602 million in the nine-month period ended September 30, 2019 to $6,359 million in the same period in 2020. As a percentage of revenues, cost of sales increased from 66.9% in the nine-month period ended September 30, 2019 to 67.4% in the same period in 2020. The increase in cost of sales as a percentage of revenues was mainly driven by transportation cost, as well as purchased cement and clinker costs, partially offset by lower fuel costs. Our cost of sales includes freight expenses of raw materials used in our producing plants.

Gross Profit

For the reasons described above, our gross profit decreased by 6% from $3,270 million in the nine-month period ended September 30, 2019 to $3,074 million in the same period in 2020. As a percentage of revenues, gross profit decreased from 33.1% in the nine-month period ended September 30, 2019 to 32.6% in the same period in 2020. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described below, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers locations within operating expenses as part of distribution and logistics expenses. See note 5 to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Operating expenses

Our operating expenses, which are represented by administrative, selling and distribution and logistics expenses, decreased 6%, from $2,219 million in the nine-month period ended September 30, 2019 to $2,082 million in the same period in 2020. As a percentage of revenues, operating expenses decreased from 22.5% in the nine-month period ended September 30, 2019 to 22.1% in the same period in 2020. Our operating expenses include expenses related to personnel, equipment and services involved in sales activities and storage of product at points of sale, which are included as part of the operating expenses, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sale and the customers facilities, which are included as part of the line item Distribution and logistics expenses. For the nine-month periods ended September 30, 2019 and 2020, selling expenses included as part of the line item Operating expenses amounted to $276 million and $247 million, respectively. As discussed above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers locations within distribution and logistics expenses, which in the aggregate represented costs of $1,111 million in the nine-month period ended September 30, 2019 and $1,045 million in the same period in 2020. As a percentage of revenues, distribution and logistics expenses, almost remained flat, decreasing from 11.3% in the nine-month period ended September 30, 2019 to 11.1% in the same period in 2020.

Operating Earnings Before Other Expenses, Net

For the reasons described above, our operating earnings before other expenses, net decreased 6% from $1,051 million in the nine-month period ended September 30, 2019 to $992 million in the same period in 2020. As a percentage of revenues, operating earnings before other expenses, net remained almost flat, decreasing from 10.6% in the nine-month period ended September 30, 2019 to 10.5% in the same period in 2020. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a reportable segment basis.

(a) Mexico

Our operating earnings before other expenses, net, from our operations in Mexico remained flat in the nine-month period ended September 30, 2019 compared to the same period in 2020, in Mexican Peso terms. Our operating earnings before other expenses, net from our operations in Mexico represented 56%, of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms.

(b) United States

Our operating earnings before other expenses, net, from our operations in the U.S. increased 25% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Dollar terms. Our operating earnings before other expenses, net from our operations in the U.S. represented 23%, of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The increase resulted primarily from the increase in our revenues and due to operational improvements in the United States.

(c) Europe, Middle East, Africa and Asia

United Kingdom. Our operating earnings before other expenses, net, from our operations in the United Kingdom decreased 76% in Pound terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019. Our operating earnings before other expenses, net from our operations in the United Kingdom represented 1%, of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues in the United Kingdom.

France. Our operating earnings before other expenses, net, from our operations in France decreased 57%, in Euro terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019. Our operating earnings before other expenses, net from our operations in France represented 2%, of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Germany. Our operating earnings before other expenses, net, from our operations in Germany increased 43%, in Euro terms, in the nine-month period ended September 30, 2020 compared to the same period in 2019. Our operating earnings before other expenses, net from our operations in Germany represented 3%, of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The increase resulted primarily from the increase in our revenues in Germany.

Spain. Our operating loss before other expenses, net, from our operations in Spain decreased 14% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Euro terms. Our operating loss before other expenses, net from our operations in Spain represented a loss of $11 million, which was a negative impact of 1% of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The decrease in our operating loss before other expenses, net, from our operations in Spain resulted primarily from the decrease in our revenues.

Israel. Our operating earnings before other expenses, net, from our operations in Israel increased 26% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Israeli New Shekel terms. Our operating earnings before other expenses, net from our operations in Israel represented 7%, of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The increase in Israel operating earnings resulted primarily from the increase in our revenues.

The Philippines. Our operating earnings before other expenses, net, from our operations in the Philippines decreased 14% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Philippine Peso terms. Our operating earnings before other expenses, net from our operations in the Philippines represented 6%, of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Rest of Europe, Middle East, Africa and Asia. Our operating earnings before other expenses, net, from our operations in the Rest of Europe, Middle East, Africa and Asia increased 25% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Euro terms. Our operating earnings before other expenses, net from our operations in the Rest of Europe, Middle East, Africa and Asia region represented 5%, of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. This increase relates primarily to costs and expenses reductions mainly in Croatia due to lower production costs and in Poland due to lower operating cost, as well as a decrease in fuels costs, partially offset by a decrease in our revenues.

(d) South, Central America and the Caribbean

Colombia. Our operating earnings before other expenses, net, from our operations in Colombia increase 11% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Colombian Peso terms. Our operating earnings before other expenses, net from our operations in Colombia represented 4% of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The increase resulted primarily from a reduction in production costs due to plant maintenance during 2019 as well as lower operating expenses for saving initiatives, partially offset by a decrease in our revenues.

Caribbean TCL. Our operating earnings before other expenses, net, from our operations in Caribbean TCL increased 14% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Trinidad and Tobago Dollar terms. Our operating earnings before other expenses, net from our Caribbean TCL operations represented 3% of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The increase resulted primarily from operational improvements and saving initiatives, partially offset by a decrease in our revenues.

Dominican Republic. Our operating earnings before other expenses, net, from our operations in the Dominican Republic increased 7% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Dominican Peso terms. Our operating earnings before other expenses, net from our operations in the Dominican Republic represented 5% of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The increase resulted primarily from a decrease in maintenance costs, lower distribution expenses and other operating expenses for saving initiatives.

Panama. Our operating earnings before other expenses, net, from our operations in Panama decreased significantly by 112% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Dollar terms. Our operating loss before other expenses, net from our operations in Panama represented a loss of $3 million, which was less than a negative impact of 1% of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The decrease resulted primarily from the decrease in our revenues.

Rest of South, Central America and the Caribbean. Our operating earnings before other expenses, net, from our operations in the Rest of South, Central America and the Caribbean increased 20% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Dollar terms. Our operating earnings before other expenses, net from our operations in the Rest of South, Central America and the Caribbean region represented 8% of our total operating earnings before other expenses, net for the nine-month period ended September 30, 2020, in Dollar terms. The increase resulted primarily from a benefit in Guatemala and Puerto Rico derived from lower variable cost and a strong effort to minimize operating expenses.

Others. Our operating loss before other expenses, net, from our operations in our Others segment decreased 2% in the nine-month period ended September 30, 2020 compared to the same period in 2019, in Dollar terms. The decrease in operating loss before other expenses, net, resulted primarily from our saving initiatives.

Other Expenses, Net. Our other expenses, net, increased significantly, in Dollar terms, from an expense of $132 million in the nine-month period ended September 30, 2019 to an expense of $1,748 million in the same period in 2020. Other expenses, net, which includes impairment losses, restructuring cost, contingency expenses that were COVID-19 related, results from the sale of assets and others. The increase in our other expenses, net, in 2020 resulted primarily from a non-cash goodwill impairment. During the nine-month period ended September 30, 2020, considering the high volatility, lack of visibility, the economic environment and reduced outlook associated with the effects of the COVID-19 pandemic, in our operating segment in the United States, as compared to its valuation as of December 31, 2019, we reduced the cash flows projections period from seven to five years and reduced the expected long-term growth rate from 2.5% to 2.0%. As a result of these changes in assumptions, as of September 30, 2020, the net book value of our operating segment exceeded its value in use. Consequently, we recognized within other expenses, net, a non-cash goodwill impairment loss for an amount of $1,020 million. In addition, during the nine-month period ended September 30, 2020, we recognized non-cash impairment losses for these idle assets for an aggregate amount of $300 million, of which $97 million relate to assets in the United States mainly the North Brooksville plant, $198 million to assets in EMEAA mainly referring to the Lloseta and Gador plants in Spain and the South Ferriby plant in the UK, among minor adjustments in other countries, $19 million to assets in SCA&C mainly in connection with Panama’s kiln 1 and $13 million of other assets. We also recognized a non-cash impairment charge of $181 million associated with the operating permits related to such plant, considering that the book value of such permits will not be recovered through normal use before their expiration and $13 million of other intangible assets. Moreover, we had an increase in our severance payments in the nine-month period ended September 30, 2020 compared to the same period in 2019. See notes 2, 6, 13A and 14 to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

The most significant items included under this caption for the nine-month periods ended September 30, 2019 and 2020, are as follows:

	For the Nine-Month Period Ended September 30,
	2019	2020
	(in millions of Dollars)
Results from the sale of assets and others, net	$90	$133
Incremental costs and expenses associated with the COVID-19 pandemic	—	30
Restructuring costs	34	71
Impairment losses	8	1,514

	$132	$1,748

Financial Expense. Our financial expense increased 14%, from $525 million in the nine-month period ended September 30, 2019 to $599 million in the same period in 2020, primarily attributable to premium payments and by an increase in our financial debt during the nine-month period ended September 30, 2020 compared to the same period in 2019. See notes 7A and 15A to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Financial Income and Other Items Net. Our financial income and other items, net, in Dollar terms, decreased 49%, from a loss of $39 million in the nine-month period ended September 30, 2019 to a loss of $20 million in the same period in 2020, mainly a result of the foreign exchange results due to the fluctuation of the Mexican peso versus the dollar, partially offset by the fluctuation of the Euro and the Colombian peso versus the dollar. Such gain in the foreign exchange results was partially offset by a loss for the nine-month period ended September 30, 2020 in connection with the results from financial instruments. See notes 7B and 15C to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

The most significant items included under this caption for the nine-month periods ended September 30, 2019 and 2020 are as follows:

	For the Nine-Month Period Ended September 30,
	2019	2020
	(in millions of Dollars)
Financial income	$15	$12
Effects of amortized cost on assets and liabilities and others, net	(45)	(45)
Foreign exchange results	(10)	29
Results from financial instruments, net	1	(16)

	$(39)	$20

Income Taxes. Our income tax effect in the statements of operations, which is comprised of current income taxes plus deferred income taxes, decreased 53% from an expense of $151 million in the nine-month period ended September 30, 2019 to an expense of $71 million in the same period in 2020. The decrease was primarily attributable to an income in connection with the deferred tax expense. Our deferred income tax expense decreased significantly from an expense of $36 million in the nine-month period ended September 30, 2019 to an income of $50 million in the same period in 2020. Our current income tax expense increased 5%, from an expense of $115 million in the nine-month period ended September 30, 2019 to an expense of $121 million in the same period in 2020.

Net Income from Continuing Operations. For the reasons described above, our net income from continuing operations for the nine-month period ended September 30, 2020 decreased significantly, from a net income from continuing operations of $235 million in nine-month period ended September 30, 2019 to a net loss from continuing operations of $1,415 million in the same period in 2020. As a percentage of revenues, net income from continuing operations represented 2.4% for the nine-month period ended September 30, 2019 and a negative impact of 15.0% for the same period in 2020. See note 4A to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Discontinued Operations, Net of Tax. For the nine-month periods ended September 30, 2019 and 2020, our discontinued operations included in our consolidated statements of operations amounted to a net income from discontinued operations of $175 million and a net loss from discontinued operations of $105 million, respectively. As a percentage of revenues, discontinued operations, net of tax, represented 1.8% for the nine-month period ended September 30, 2019, and a negative impact of 1.1% for the same period in 2020. See note 4A to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Consolidated Net Income. For the reasons described above, which mainly reflect lower revenues and a negative variation in discontinued operations, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2020 decreased significantly, from a consolidated net income of $410 million in the nine-month period ended September 30, 2019 to a consolidated net loss of $1,520 million in the same period in 2020. As a percentage of revenues, consolidated net income represented 4.2% for the nine-month period ended September 30, 2019, and a negative impact of 16.1% for the same period in 2020.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries. Non-controlling interest net income decreased 41%, from an income of $29 million in the nine-month period ended September 30, 2019 to an income of $17 million in the same period in 2020, primarily attributable to a decrease in the net income of the consolidated entities in which others have a non-controlling interest. As a percentage of revenues, non-controlling interest net income represented 0.3% and 0.2% for the nine-month periods ended September 30, 2019 and 2020, respectively. See note 18B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. For the reasons described above, our controlling interest net income decreased significantly, from a controlling interest net income of $381 million in the nine-month period ended September 30, 2019 to a net loss of $1,537 million in the same period in 2020. As a percentage of revenues, controlling interest net income represented 3.9% for the nine-month period ended September 30, 2019, and a negative impact of 16.3% for the same period in 2020.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through the operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, among other risks, any one of which may materially decrease our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, loans, proceeds of debt and equity offerings and proceeds from asset sales, including our account receivables securitizations. Our consolidated net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes paid in cash (as defined in the 2019 Annual Report) increased by 6% from $1,232 million for the nine-month period ended September 30, 2019 to $1,313 million in the same period in 2020. See our financial statements of cash flows for the nine-month periods ended September 30, 2019 and September 30, 2020 included herein. CEMEX management is of the opinion that working capital is sufficient for our current requirements.

Sources and Uses of Cash

Our review of sources and uses of cash below refers to nominal amounts included in our consolidated statements of cash flows for the nine-month periods ended September 30, 2019 and 2020.

Our primary sources and uses of cash during the nine-month periods ended September 30, 2019 and 2020 were as follows:

	For the Nine-Month Period Ended September 30,
	2019	2020
	(in millions of Dollars)
Operating Activities
Consolidated net income (loss)	410	(1,520)
Discontinued operations	175	(105)
Net income from continuing operations	235	(1,415)
Non-cash items	1,450	2,990
Changes in working capital, excluding income taxes	(453)	(262)
Net cash flows provided by operating activities from continuing operations before financial expense, coupons on Perpetual Debentures and income taxes	1,232	1,313
Financial expense and coupons on Perpetual Debentures and income taxes paid	(656)	(571)
Net cash flows provided by operating activities from continuing operations	576	742
Net cash flows provided by operating activities from discontinued operations	53	14
Net cash flows provided by operating activities	629	756
Investing Activities
Property, machinery and equipment, net	(354)	(292)
Disposal and acquisition of subsidiaries and other disposal groups, net	480	620
Intangible assets	(91)	(34)
Non-current assets and others, net	(7)	46
Net cash flows provided by investing activities from continuing operations	28	340
Financing Activities
Derivative financial instruments	(48)	10
Proceeds from debt, net	(117)	2,463
Other financial obligations, net	(175)	(691)
Share repurchase program	(50)	(83)
Securitization of trade receivables	(5)	(34)
Dividends paid	(75)	—
Non-current liabilities, net	(105)	(94)
Net cash flows (used in) provided by financing activities from continuing operations	(575)	1,571

	For the Nine-Month Period Ended September 30,
	2019	2020
	(in millions of Dollars)
Operating Activities
Increase in cash and cash equivalents of continuing operations	29	2,653
Increase in cash and cash equivalents of discontinued operations	53	14
Cash conversion effect, net	(92)	(2)
Cash and cash equivalents at beginning of period	309	788
Cash and cash equivalents at end of period	299	3,453

September 30, 2020. During the nine-month period ended September 30, 2020, excluding the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of $2 million, there was an increase in cash and cash equivalents from continuing operations of $2,653 million. This increase was the result of (i) our net cash flows provided by operating activities from continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of $571 million, amounted to $742 million, (ii) our net cash flows provided by investing activities from continuing operations, which amounted to $340 million and (iii) our net cash flows cash flows provided by financing activities from continuing operations, which amounted to $1,571 million.

For the nine-month period ended September 30, 2020, our net cash flows provided by operating activities included cash flows used in changes in working capital, excluding income taxes, of $262 million, which was primarily comprised of trade receivables, other accounts receivable and other assets and trade payables for an aggregate amount of $457 million, partially offset by inventories and other accounts payable and accrued expenses for an aggregate amount of $195 million.

During the nine-month period ended September 30, 2020, our cash and cash equivalents increased mainly in connection with (i) our net cash flows used in operating activities from continuing operations after interest and coupons on Perpetual Debentures and income taxes paid in cash of $571 million, which amounted to $742 million; (ii) our net cash flows provided by investing activities from continuing operations of $340 million, which was primarily comprised of disposal and acquisition of subsidiaries and other disposal groups, net and non-current assets and others, net for an aggregate amount of $666 million, partially offset by investment in property, machinery and equipment, net and intangible assets, net for an aggregate amount of $326 million; and (iii) our net cash flows provided by our financing activities of $1,571 million, which include proceeds from debt, net of $2,463 million and derivative financial instruments of $10 million, partially offset by resources used in other financial obligations, net, share repurchase program, securitization of trade receivables and non-current liabilities, net, for an aggregate amount of $902 million.

September 30, 2019. During the nine-month period ended September 30, 2019, excluding the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of $92 million, there was an increase in cash and cash equivalents from continuing operations of $29 million. This increase was the result of our net cash flows provided by operating activities from continuing operations, which, after financial expense and coupons on Perpetual Debentures and income taxes paid in cash of $656 million, amounted to $576 million, our net cash flows provided by investing activities from continuing operations of $28 million, partially offset by our net cash flows used in financing activities from continuing operations of $575 million.

For the nine-month period ended September 30, 2019, our net cash flows provided by operating activities included cash flows used in working capital of $453 million, which was primarily comprised of trade receivables, trade payables and other accounts payable and accrued expenses, for an aggregate amount of $545 million, partially offset by other accounts receivable and other assets and inventories, for an aggregate amount of $92 million.

During the nine-month period ended September 30, 2019, our cash and cash equivalents increased mainly due to our net cash flows provided by operating activities from continuing operations after interest and coupons on Perpetual Debentures and income taxes paid in cash of $656 million, which amounted to $576 million and our net cash flows provided by investing activities from continuing operations of $28 million, which include disposal and acquisition of subsidiaries and other disposal groups, net, in the amount of $480 million, partially offset by investment in property, machinery and equipment, net, intangible assets and non-current assets and others, net, for an aggregate amount of $452 million, and were partially disbursed in connection with our net cash flows used in financing activities from continuing operations of $575 million, which include derivative financial instruments, proceeds from debt, net, other financial obligations, net, share repurchase programs, securitization of trade receivables, dividends paid and non-current liabilities.

As of September 30, 2020, we had the following lines of credit, of which the only committed portion refers to the revolving credit facility under the 2017 Facilities Agreement, at annual interest rates ranging between 1.65% and 3.94%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Dollars)
Other lines of credit in foreign subsidiaries	243	145
Other lines of credit from banks	310	310
Revolving credit facility under the 2017 Facilities Agreement	1,135	700

	1,688	1,155

As of September 30, 2020, CEMEX had $700 million available under the committed revolving credit tranche under the 2017 Facilities Agreement, and had $455 million available in other non-committed lines of credit. We expect that this, in addition to our $3,453 million in cash balance, as of September 30, 2020, and our historical capacity to refinance and replace current obligations, should enable us to meet any liquidity risk in the short term. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19 on our debt and cash levels. See also “Recent Developments—Recent Developments Relating to Our Indebtedness—Other Developments Relating to Our Indebtedness.”

Capital Expenditures

Our capital expenditures incurred for the nine-month periods ended September 30, 2019 and 2020, and our expected capital expenditures for the remaining three-month period ended December 31, 2020, which include an allocation to 2020 of a portion of our total future committed amount, are as follows:

	Actual For the Nine- Month Period Ended September 30,		Estimated For the Remaining Three-Month Period Ended December 31, 2020(1)
	2019	2020
	(in millions of Dollars)
Mexico	150	84	60
United States	220	178	106
EMEAA
United Kingdom	26	27	34
France	21	25	34
Germany	10	13	10
Spain	13	9	9
Israel	14	15	10
Philippines	53	62	13
Rest of EMEAA	39	31	28
SCA&C
Colombia	18	8	5
Caribbean TCL	11	7	9
Dominican Republic	6	1	1
Panama	6	1	—
Rest of SCA&C	12	4	5
Others	5	2	9
Total consolidated	604	467	333

Of which:
Expansion capital expenditures	163	147	88
Base capital expenditures	441	320	245

(1)

See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on the impact of COVID-19-related measures on our estimated capital expenditures for 2020.

For the nine-month periods ended September 30, 2019 and 2020, we incurred $604 million and $467 million in capital expenditures from our continuing operations, respectively. As of September 30, 2020, in connection with our significant projects, we had capital expenditure commitments of $333 million, including our capital expenditures estimated to be incurred in the three-month period ending December 31, 2020. A substantial portion of this amount was incurred during the remainder of 2020, based on the evolution of the related projects. Pursuant to the 2017 Facilities Agreement, as of September 30, 2020, we were prohibited from making aggregate annual capital expenditures in excess of $1.5 billion (which were limited to $1.2 billion pursuant to May 22, 2020 amendments to the 2017 Facilities Agreement (the “May 2020 Facilities Agreements Amendments”) from the effective date of the May 2020 Facilities Agreements Amendments until we delivered compliance certificate for two consecutive periods showing a consolidated leverage ratio of 5.25:1 or below pursuant, which we have delivered) in any financial year (excluding certain capital expenditures, joint venture investments and acquisitions by each of CLH and CHP and their respective subsidiaries and those funded by Relevant Proceeds (as defined in the 2017 Facilities Agreement), which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of (i) $500 million (or its equivalent) for CLH and its subsidiaries and (ii) $500 million (or its equivalent) for CHP and its subsidiaries. In addition, the amounts which we and our subsidiaries are allowed to put towards permitted acquisitions and investments in joint ventures cannot exceed certain thresholds as set out in the 2017 Facilities Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report, “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for more information on the impact of COVID-19-related measures on our estimated capital expenditures for 2020 and amendments to our 2017 Facilities Agreement.

Our Indebtedness

As of September 30, 2020, we had $13,866 million (principal amount $13,918 million, excluding deferred issuance costs) of total debt plus other financial obligations in our statement of financial position, which does not include $446 million of Perpetual Debentures. Of our total debt plus other financial obligations, 26% were current (including current maturities of non-current debt) and 74% were non-current. As of September 30, 2020, 70% of our total debt plus other financial obligations was Dollar-denominated, 21% was Euro-denominated, 4% was Pound Sterling-denominated, 2% was Philippine Peso-denominated and immaterial amounts were denominated in other currencies. See note 15A to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

As of September 30, 2020, we reported an aggregate amount of outstanding debt of $3,280 million under the 2017 Facilities Agreement. As of September 30, 2020, we had $700 million available under the committed revolving credit tranche under the 2017 Facilities Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report for more information on the impact of COVID-19 on our debt and cash levels. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our financial condition. See “Item 3—Key Information—Risk Factors.” On September 10, 2020, we repaid $700 million of our $1,135 million committed revolving credit tranche under the 2017 Facilities Agreement. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Other Developments Relating to Our Indebtedness.” We have a substantial amount of debt and other financial obligations maturing in the next several years. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our principal maturities and financial covenants may depend on us implementing certain initiatives, which may include making asset sales, and there is no assurance that we will be able to implement any such initiatives or execute such sales, if needed, on terms favorable to us or at all included in the 2019 Annual Report. As of September 30, 2020, we are in compliance with the applicable limitations and restrictions contained in the 2017 Facilities Agreement.

See “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for a discussion of restrictions and covenants under the 2017 Facilities Agreement.

For a description of the Senior Secured Notes, see “Item 5—Operating and Financial Review and Prospects—Summary of Material Contractual Obligations and Commercial Commitments—Senior Secured Notes” included in the 2019 Annual Report, “Recent Developments—Recent Developments Relating to Our Indebtedness—Issuance of September 2030 Dollar Notes” and “Recent Developments—Recent Developments Related to our Indebtedness—Full Redemptions of June 2024 Euro Notes, April 2024 Dollar Notes and May 2025 Dollar Notes.” See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward ceased to guarantee our indebtedness that it had guaranteed and CEMEX España succeeded to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España was not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our secured creditors ceased to be part of the Collateral as such shares no longer exist. Our subsidiaries that were shareholders of New Sunward and that received shares of CEMEX España as a result of the merger have pledged their shares in CEMEX España as part of the Collateral.

Some of our subsidiaries and special purpose vehicles (“SPVs”) have issued or provided guarantees of certain of our indebtedness, as indicated in the table below.

	The Notes	Senior Secured Notes(3)	2017 Facilities Agreement	Dual- Currency Notes Underlying Perpetual Debentures
		$8,184 million (principal amount $8,207 million)	$3,280 million (principal amount $3,311 million)	$446 million
Amount Outstanding as of September 30, 2020(1)(2)(3)
CEMEX Finance LLC	✓	✓	✓
CEMEX, S.A.B. de C.V.	✓	✓	✓	✓
CEMEX Concretos, S.A. de C.V.	✓	✓	✓
CEMEX España, S.A.	✓	✓	✓	✓
Cemex Asia B.V.	✓	✓	✓
CEMEX Corp.	✓	✓	✓
Cemex Africa & Middle East Investments B.V.	✓	✓	✓
CEMEX France Gestion (S.A.S.)	✓	✓	✓
Cemex Research Group AG	✓	✓	✓
CEMEX UK	✓	✓	✓

(1)

Includes Senior Secured Notes and Perpetual Debentures held by CEMEX, as applicable. Only the dual-currency notes that underlie the Perpetual Debentures are guaranteed by certain of our subsidiaries, the Perpetual Debentures are not guaranteed by our subsidiaries.

(2)

Presented on an as adjusted basis after giving effect to the European Merger. See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby New Sunward ceased to guarantee our indebtedness that it had guaranteed and CEMEX España succeeded to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España was not already a guarantor) the obligation to guarantee our indebtedness, including our dual-currency notes underlying the Perpetual Debentures, to the extent New Sunward had guaranteed such indebtedness.

(3)

See “Recent Developments—Recent Developments Related to our Indebtedness—Full Redemptions of June 2024 Euro Notes, April 2024 Dollar Notes and May 2025 Dollar Notes” for a description of redemptions of certain of the Senior Secured Notes in October 2020.

In addition, as of September 30, 2020, (i) CEMEX Materials LLC was a borrower of $153 million (principal amount $150 million) under an indenture which is guaranteed by CEMEX Corp. and (ii) several of our other operating subsidiaries (excluding New Sunward) were borrowers under debt facilities or debt arrangements aggregating $413 million.

Most of our current outstanding indebtedness was incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

If the global economic environment deteriorates, or if because of the effects of the COVID-19 pandemic on financial institutions extending maturities to companies that have our credit rating or that are highly leveraged like us becomes more restrictive and our operating results worsen significantly, if we were unable to complete debt or equity offerings, or if we are unable to consummate asset sales or if the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payments under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

Historically, we and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios. Our ability to comply with these ratios may be affected by current global economic conditions, including the effects of the COVID-19 pandemic in the financial sector and the ability of our lenders to grant waivers or amendments to companies that have our credit rating or that are highly leveraged like us, and volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers or amendments, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant Transactions Related to Our Indebtedness During the Nine-Month Period Ended September 30, 2020

The following is a description of our most important transactions related to our indebtedness during the nine-month period ended September 30, 2020:

On September 17, 2020, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of September 2030 Dollar Notes in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The September 2030 Dollar Notes are guaranteed by CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK. The payment of principal, interest and premium, if any, on such notes is secured by the Collateral and all proceeds of the Collateral. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Issuance of September 2030 Dollar Notes.” and “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward ceased to guarantee our indebtedness that it had guaranteed and CEMEX España succeeded to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España was not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our secured creditors ceased to be part of the Collateral as such shares no longer exist. Our subsidiaries that were shareholders of New Sunward and that received shares of CEMEX España as a result of the merger have pledged their shares in CEMEX España as part of the Collateral.

On June 5, 2020, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of 7.375% Senior Secured Notes due 2027 (the “June 2027 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all of our obligations under the June 2027 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral. See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward ceased to guarantee our indebtedness that it had guaranteed and CEMEX España succeeded to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España was not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our secured creditors ceased to be part of the Collateral as such shares no longer exist. Our subsidiaries that were shareholders of New Sunward and that received shares of CEMEX España as a result of the merger have pledged their shares in CEMEX España as part of the Collateral.

On June 30, 2020, CHP reached an agreement with BDO Unibank, Inc. to amend the CHP Facility Agreement so that CHP is required to comply with the following financial covenants commencing on June 30, 2021, each of which is tested twice annually: (i) a ratio of consolidated total debt (as defined in the CHP Facility Agreement) to consolidated EBITDA (as defined in the CHP Facility Agreement) not exceeding 4.00x; and (ii) a ratio of consolidated EBITDA (as defined in the CHP Facility Agreement) to consolidated interest expense (as defined in the CHP Facility Agreement) not less than 4.00x. No other modifications to the terms and conditions to the CHP Facility Agreement were made.

Effective May 22, 2020, regarding the 2017 Facilities Agreement, we negotiated, among other amendments, (a) modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any Euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for a description of further amendments to the 2017 Facilities Agreement. See also “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward ceased to guarantee our indebtedness that it had guaranteed and CEMEX España succeeded to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España was not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our secured creditors ceased to be part of the Collateral as such shares no longer exist. Our subsidiaries that were shareholders of New Sunward and that received shares of CEMEX España as a result of the merger have pledged their shares in CEMEX España as part of the Collateral.

In order to strengthen our liquidity position, on March 20, 2020, we made a drawdown of $1.0 billion under our committed revolving credit facility under the 2017 Facilities Agreement. After the drawdown, we had $135 million available under such committed revolving credit facility. On April 1, 2020, we made an additional drawdown of the remaining amount under the committed revolving facility, resulting in such committed revolving facility being fully drawn. We also made drawdowns under our other credit lines and loans. The drawdowns had the effect of increasing our overall debt and cash levels in the short to medium term. On September 10, 2020, we repaid $700 million of our $1,135 million committed revolving credit tranche under the 2017 Facilities Agreement. See “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement” for a discussion of restrictions and covenants under the 2017 Facilities Agreement.

On March 13, 2020, CEMEX, S.A.B. de C.V., in relation to the 3.720% Subordinated Optional Convertible Notes issued on (i) March 13, 2015 (the “March 2015 Convertible Notes”) and (ii) May 28, 2015 (the “May 2015 Convertible Notes,” and collectively with the March 2015 Convertible Notes, the “March 2020 Optional Convertible Subordinated Dollar Notes”), paid an amount equal to $521 million as full settlement for such notes, which matured, without conversion, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, were converted into 185 ADSs of CEMEX, S.A.B. de C.V.

Our Other Financial Obligations

Other financial obligations in the consolidated statement of financial position as of December 31, 2019 and September 30, 2020 are detailed as follows:

	December 31, 2019				September 30, 2020
	Current	Non- current	Total	Current	Non- current	Total
	(in millions of Dollars)
Leases liabilities	262	1,044	1,306	281	966	1,247
Liabilities secured with accounts receivable and others	599	—	599	588	—	588
Convertible subordinated notes due 2020	520	—	520	—	—	—

	1,381	1,044	2,425	869	966	1,835

As mentioned in note 2.6 to our audited consolidated financial statements included in the 2019 Annual Report, financial instruments convertible into CPOs and/or ADSs (each as defined in the 2019 Annual Report) contain components of both liability and equity, which are recognized differently depending on whether the instrument is mandatorily convertible or is optionally convertible by election of the note holders, as well as the currency in which the instrument is denominated and the functional currency of the issuer.

Leases

We have several operating and administrative assets under lease contracts. As previously described, beginning January 1, 2019, we applied IFRS 16 using the full retrospective approach and re-presented the amounts in prior periods. We apply the recognition exemption for short-term leases and leases of low-value assets. See notes 13B and 15B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods September 30, 2020 and 2019 included herein.

Our Receivables Financing Arrangements

Our subsidiaries in Mexico, the U.S., France and the United Kingdom are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2019 and September 30, 2020, trade accounts receivable included receivables of $682 million and $698 million, respectively. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. Nonetheless, in such programs, our subsidiaries retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position, and the funded amounts were recognized within the line item Other financial obligations and the difference in each year against the trade receivables sold was maintained as reserves. Trade accounts receivable qualifying for sale exclude amounts over a certain number of days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to $83 million and $142 million as of December 31, 2019 and September 30, 2020, respectively. Therefore, the funded amount to us was $599 million as of December 31, 2019 and $556 million as of September 30, 2020. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $19 million and $11 million in as of September 30, 2019 and 2020, respectively. Our securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity. See notes 9 and 15B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

March 2020 Optional Convertible Subordinated Dollar Notes

During 2015, we issued, in March 2015 and May 2015, respectively, a total of $521 million aggregate principal amount of our March 2020 Optional Convertible Subordinated Dollar Notes as a result of exchanges or settlements of other convertible notes. On March 13, 2020, CEMEX paid to the trustee of the March 2020 Optional Convertible Subordinated Dollar Notes the amount of $521 million as full settlement or these notes that matured without conversion, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, was converted into 185 ADSs. See note 16.2 to our audited consolidated financial statements, note 15B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Indebtedness—Maturity of our March 2020 Optional Convertible Subordinated Dollar Notes” included in the 2019 Annual Report.

Perpetual Debentures

We define the Perpetual Debentures collectively, as the (i) Dollar-denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, (ii) Dollar-denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, (iii) Dollar-denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and (iv) Euro-denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited. Unless the context otherwise requires, when we refer to the Perpetual Debentures (as defined above), we also include our dual-currency notes that underlie the Perpetual Debentures. See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward ceased to guarantee our indebtedness that it had guaranteed and CEMEX España succeeded to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España was not already a guarantor) the obligation to guarantee our indebtedness, including our dual-currency notes underlying the Perpetual Debentures, to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our secured creditors ceased to be part of the Collateral as such shares no longer exist. Our subsidiaries that were shareholders of New Sunward and that received shares of CEMEX España as a result of the merger have pledged their shares in CEMEX España as part of the Collateral

As of December 31, 2019 and September 30, 2020, non-controlling interest stockholders equity included $443 million and $446 million, representing the notional amount of Perpetual Debentures, which exclude any Perpetual Debentures held by subsidiaries. The Perpetual Debentures have no fixed maturity date and do not represent contractual obligations to exchange any series of its outstanding Perpetual Debentures for financial assets or financial liabilities. Based on their characteristics, the Perpetual Debentures, issued through SPVs, qualify as equity instruments and are classified within non-controlling interest as they were issued by consolidated entities, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within Other equity reserves and represented expenses of $22 million and $19 million for the nine-month periods ended September 30, 2019 and 2020, respectively. See note 18B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our audited consolidated financial statements included in the 2019 Annual Report. As of September 30, 2020, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)	Nominal Amount Outstanding as of September 30, 2020 (in millions)	Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.(2)	May 2007	€730	€64	Tenth anniversary	EURIBOR +4.790%
C8 Capital (SPV) Ltd.(1)	February 2007	$750	$135	Eighth anniversary	LIBOR + 4.400%
C5 Capital (SPV) Ltd.(1)	December 2006	$350	$61	Fifth anniversary	LIBOR + 4.277%
C10 Capital (SPV) Ltd.(1)	December 2006	$900	$175	Tenth anniversary	LIBOR + 4.710%

(1)	As of September 30, 2019 and 2020, 3-month LIBOR was 2.085% and 0.234%, respectively.
(2)	EURIBOR above refers to the Euro Interbank Offered Rate. As of September 30, 2019 and 2020, 3-month EURIBOR was -0.418% and -0.498%, respectively.

Stock Repurchase Program

Under Mexican law, CEMEX, S.A.B. de C.V.’s shareholders are the only ones authorized to approve the maximum amount of resources that can be allocated to the stock repurchase program at any annual general ordinary shareholders meeting. Unless otherwise instructed by CEMEX, S.A.B. de C.V.’s shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2019 and 2020 annual general ordinary shareholders meetings held on March 28, 2019 and March 26, 2020, respectively, proposals were approved to set the amount of $500 million or its equivalent in Mexican Pesos, each year and until the next ordinary shareholders meeting, as the maximum amount of resources that CEMEX, S.A.B. de C.V. can use to repurchase its own shares or securities that represent such shares. The board of directors of CEMEX, S.A.B. de C.V. approved the policy and procedures for the operation of the stock repurchase program, and is authorized to determine the basis on which the repurchase and placement of such shares is made, appoint the persons who will be authorized to make the decision of repurchasing or replacing such shares and appoint the persons responsible to make the transaction and furnish the corresponding notices to authorities. The board of directors of CEMEX, S.A.B. de C.V. and/or attorneys-in-fact or delegates designated in turn, or the persons responsible for such transactions, will determine, in each case, if the repurchase is made with a charge to stockholders equity as long as the shares belong to CEMEX, S.A.B. de C.V. or with a charge to share capital if it is resolved to convert the shares into non-subscribed shares to be held in treasury. See “Item 5—Operating and Financial Review and Prospects—Recent Developments Recent Developments Relating to Our Shareholders Meeting” included in the 2019 Annual Report. We remain subject to certain restrictions regarding the repurchase of shares of our capital stock under the 2017 Facilities Agreement and the indentures governing the outstanding Senior Secured Notes. See “Recent Developments—Recent Developments Relating to Our Shareholders Meeting” included in the 2019 Annual Report for more information regarding our restrictions regarding repurchase of shares.

As of December 31, 2018, under the 2018 repurchase program, CEMEX, S.A.B. de C.V. repurchased 153.6 million CPOs at a weighted-average price in Mexican Pesos equivalent to $0.4883 per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, was $75 million. All the shares repurchased under the 2018 repurchase program were cancelled in 2019 by resolution of the CEMEX, S.A.B. de C.V. annual general ordinary shareholders meeting passed on March 28, 2019.

As of December 31, 2019, under the 2019 repurchase program, CEMEX, S.A.B. de C.V. repurchased 157.7 million CPOs, at a weighted-average price in Mexican Pesos equivalent to $0.3164 per CPO. The total amount of these CPO repurchases, excluding fees and value-added tax, was $50 million. On March 26, 2020, CEMEX, S.A.B. de C.V. held its ordinary general shareholders meeting at which the shareholders of CEMEX, S.A.B. de C.V. approved, among other things the cancellation of shares of CEMEX, S.A.B. de C.V. that were repurchased under the 2019 repurchase program.

From March 10, 2020 to March 24, 2020, under the 2019 repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 28, 2019, CEMEX, S.A.B. de C.V. repurchased 378.2 million CPOs, which represented 2.5% of CEMEX, S.A.B. de C.V.’s outstanding share capital as of December 31, 2019, at a weighted-average price of 5.01 Pesos per CPO, which was equivalent to an amount $83.2 million, excluding value-added tax. CEMEX, S.A.B. de C.V. did not repurchase any other CPOs between January 1, 2020 and March 10, 2020 and has not repurchased any additional CPOs since March 24, 2020. On April 8, 2020, we announced that, to enhance our liquidity, we suspended the CEMEX, S.A.B. de C.V. share repurchase program for the remainder of 2020.

The 2017 Facilities Agreement

On July 19, 2017, we and certain of our subsidiaries entered into the facilities agreement, dated as of July 19, 2017, as amended and/or restated from time to time, including as amended on April 2, 2019, November 4, 2019, May 22, 2020 and October 13, 2020 (the “2017 Facilities Agreement”) for an amount in different currencies equivalent to $4.1 billion (in aggregate), the proceeds of which were used to refinance indebtedness incurred under a then-existing credit agreement and other debt repayment obligations. In March 2019 and October 2019, we obtained the requisite consents from lenders under the 2017 Facilities Agreement to make certain amendments to the 2017 Facilities Agreement and entered into an amendment and restatement agreement to the 2017 Facilities Agreement, on April 2, 2019 and November 4, 2019, respectively. See “ —Liquidity and Capital Resources—Our Indebtedness” and “ —Liquidity and Capital Resources—Relevant Transactions Related to Our Indebtedness in 2019” included in the 2019 Annual Report for a discussion of such amendments. Effective May 22, 2020, we negotiated, among other amendments, (a) modifications to the limits of the consolidated coverage ratio and the consolidated leverage ratio; (b) modifications to the applicable margin over LIBOR, or EURIBOR in relation to any Euro loan, depending on the consolidated leverage ratio, to accommodate for the increased leverage limits; and (c) certain temporary or circumstance-based limitations on our ability to execute certain capital expenditures, acquisitions, share buybacks and the granting of loans to third parties. Further, effective October 13, 2020, we negotiated, among other amendments, (a) extending $1.1 billion of term loan maturities by three years, from 2022 to 2025 and $1.1 billion of commitments under the revolver credit facility by one year, from 2022 to 2023; (b) the inclusion of five sustainability metrics, including reduction of net CO2 emissions per cementitious product and power consumption from green energy in cement, among other indicators; (c) redenominating $313 million of previous Dollar exposure under the terms loan to Mexican Pesos, and $82 million to Euros; and (d) amending the consolidated leverage ratio from 7.00x to a limit of 6.25x for the periods ending on September 30, 2020, December 31, 2020 and March 31, 2021. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement.”

As of September 30, 2020, we reported an aggregate principal amount of outstanding debt of $3,311 million under the 2017 Facilities Agreement. The 2017 Facilities Agreement is secured by a first-priority security interest in the Collateral and all proceeds of such Collateral. As of July 19, 2017, commitments initially available under the 2017 Facilities Agreement included (i) €741 million, (ii) £344 million and (iii) $2,746 million, out of which $1,135 million were in the revolving credit facility tranche of the 2017 Facilities Agreement. As of September 30, 2020, the 2017 Facilities Agreement had an amortization profile, considering all commitments of $0 million in 2020, $633 million in 2021, $1,599 million in 2022, $537 million in 2023 and $511 million in 2024. See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward ceased to guarantee our indebtedness that it had guaranteed and CEMEX España succeeded to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España was not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our secured creditors ceased to be part of the Collateral as such shares no longer exist. Our subsidiaries that were shareholders of New Sunward and that received shares of CEMEX España as a result of the merger have pledged their shares in CEMEX España as part of the Collateral. See also “Recent Developments—Recent Developments Relating to Our Indebtedness—Other Developments Relating to Our Indebtedness.”

Our failure to comply with restrictions and covenants under the 2017 Facilities Agreement, as amended, could have a material adverse effect on our business and financial conditions.

For a discussion of restrictions and covenants under the 2017 Facilities Agreement, see “Item 3—Key Information—Risk Factors—Risks Relating to Our Business—The 2017 Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on our business and financial conditions” included in the 2019 Annual Report and “Recent Developments—Recent Developments Relating to Our Indebtedness—Amendments to the 2017 Facilities Agreement.”

Senior Secured Notes

We refer to the January 2025 Dollar Notes, December 2024 Euro Notes, March 2026 Euro Notes, April 2026 Dollar Notes, November 2029 Dollar Notes, June 2027 Dollar Notes and September 2030 Dollar Notes collectively as the Senior Secured Notes. See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the circumstances whereby (i) New Sunward ceased to guarantee our indebtedness that it had guaranteed and CEMEX España succeeded to all of New Sunward’s rights and obligations, including, without limitation (and to the extent CEMEX España was not already a guarantor) the obligation to guarantee our indebtedness to the extent New Sunward had guaranteed such indebtedness; and (ii) the shares of New Sunward that were pledged or transferred to trustees under security trusts to benefit certain of our secured creditors ceased to be part of the Collateral as such shares no longer exist. Our subsidiaries that were shareholders of New

Sunward and that received shares of CEMEX España as a result of the merger have pledged their shares in CEMEX España as part of the Collateral. See also “Recent Developments—Recent Developments Related to our Indebtedness—Full Redemptions of June 2024 Euro Notes, April 2024 Dollar Notes and May 2025 Dollar Notes.”

The indentures governing our outstanding Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) create liens; (ii) incur additional debt; (iii) change CEMEX’s business or the business of any obligor or material subsidiary (in each case, as defined in the 2017 Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) enter into certain derivatives transactions; and (xii) exercise any call option in relation to any perpetual bonds issues unless the exercise of the call options does not have a materially negative impact on our cash flow.

January 2025 Dollar Notes. On September 11, 2014, CEMEX, S.A.B. de C.V. issued $1.1 billion aggregate principal amount of its 5.700% Senior Secured Notes due 2025 (the “January 2025 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX Concretos, CEMEX España, CEMEX Asia, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2025 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

April 2026 Dollar Notes. On March 16, 2016, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its 7.75% Senior Secured Notes due 2026 (the “April 2026 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2026 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

December 2024 Euro Notes. On December 5, 2017, CEMEX, S.A.B. de C.V. issued €650 million aggregate principal amount of its 2.750% Euro-denominated Senior Secured Notes due 2024 (the “December 2024 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the December 2024 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

March 2026 Euro Notes. On March 19, 2019, CEMEX, S.A.B. de C.V. issued €400 million aggregate principal amount of its 3.125% Euro-denominated Senior Secured Notes due 2026 (the “March 2026 Euro Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the March 2026 Euro Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

November 2029 Dollar Notes. On November 19, 2019, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of its 5.450% Senior Secured Notes due 2029 (the “November 2029 Dollar Notes”) in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the November 2029 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

June 2027 Dollar Notes. On June 5, 2020, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of the June 2027 Dollar Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all of our obligations under the June 2027 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of the Collateral.

September 2030 Dollar Notes. On September 17, 2020, CEMEX, S.A.B. de C.V. issued $1.0 billion aggregate principal amount of the September 2030 Dollar Notes in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Finance, Cemex Africa & Middle East Investments, CEMEX France, CEMEX Research Group and CEMEX UK have fully and unconditionally guaranteed the performance of all of our obligations under the September 2030 Dollar Notes. The payment of principal, interest and premium, if any, on such notes is secured by the Collateral and all proceeds of the Collateral. See “Recent Developments—Recent Developments Relating to Our Indebtedness—Issuance of September 2030 Dollar Notes.”

Convertible Notes

March 2020 Optional Convertible Subordinated Dollar Notes. During 2015, CEMEX, S.A.B. de C.V. issued in March 2015 and May 2015, respectively, a total of $521 million aggregate principal amount of its March 2020 Optional Convertible Subordinated Dollar Notes.

On March 13, 2020, CEMEX paid to the trustee of the March 2020 Optional Convertible Subordinated Dollar Notes the amount of $521 million as full settlement of the March 2020 Optional Convertible Subordinated Dollar Notes that matured, without conversion, except for $2,000 aggregate principal amount of our May 2015 Convertible Notes which, as of March 15, 2020, was converted into 185 ADSs. See note 16.2 to our audited consolidated financial statements and “Item 5—Operating and Financial Review and Prospects—Recent Developments—Recent Developments Relating to our Indebtedness—Maturity of our March 2020 Optional Convertible Subordinated Dollar Notes” included in the 2019 Annual Report and note 15B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Commercial Commitments

On July 27, 2012, we entered into a Master Professional Services Agreement with IBM. This agreement provides the framework for the ordinary course of business-related services IBM provides to us on a global scale, including: information technology, application development and maintenance, finance and accounting outsourcing, human resources administration and contact-center services. The term of the agreement began on July 27, 2012 and will end on August 31, 2022, unless terminated earlier. Our minimum required payments to IBM under the agreement is $50 million per year. We have the right to negotiate a reduction of service fees every two years if, as a result of a third party’s benchmarking assessment, it is determined that IBM’s fees are greater than those charged by other providers for services of similar nature. We may terminate the agreement (or a portion of it) at our discretion and without cause at any time by providing at least six-months’ notice to IBM and paying termination charges consisting of IBM’s unrecovered investment and breakage and wind-down costs. In addition, we may terminate the agreement (or a portion of it) for cause without paying termination charges. Other termination rights may be available to us for a termination charge that varies depending on the reason for termination. IBM may terminate the agreement if we (i) fail to make payments when due or (ii) become bankrupt and do not pay in advance for the services.

On April 28, 2017, we completed the sale of the assets and activities related to the ready-mix concrete pumping business in Mexico to Cementos Españoles de Bombeo, S. de R.L., a Mexican subsidiary of Pumping Team S.L.L. (“Pumping Team”) specializing in the supply of ready-mix concrete pumping services, for an aggregate price of $88 million, which included the sale of fixed assets for $16 million, plus administrative and client and market development services, as well as the lease of facilities in Mexico that we will supply to Pumping Team over a period of ten years with the possibility to extend such term for three additional years, for an aggregate initial amount of $71 million, which are recognized each period as services are rendered. The agreement includes the possibility of a contingent revenue subject to results, productivity and term extension fees for up to $30 million, linked to annual metrics within the first five years of the agreement. In the three years of operation under the agreements from May 2017 to April 2020, we have paid an aggregate amount of Ps$91.7 million ($4.4 million, based on an exchange rate of Ps20.6149 to $1.00) related to this contingent revenue.

As of September 30, 2020, we did not depend on any single one of our suppliers of goods or services to conduct our business.

Contractual Obligations

As of December 31, 2019 and September 30, 2020, we had material contractual obligations as set forth in the table below.

	As of December 31, 2019	As of September 30, 2020
Obligations	Total	Less Than 1 year	1-3 Years	3-5 Years	More Than 5 Years	Total
	(in millions of Dollars)
Non-current debt	9,431	2,584	2,325	2,609	4,480	11,998
Leases(1)	1,726	339	487	280	550	1,656
Convertible notes(2)	520	—	—	—	—	—

Total debt and other financial obligations(3)	11,677	2,923	2,812	2,889	5,030	13,654
Interest payments on debt(4)	2,530	620	872	733	744	2,969
Pension plans and other benefits(5)	1,434	144	285	285	709	1,423
Acquisition of property, plant and equipment(6)	189	92	24	—	—	116
Purchases of raw material, fuel and energy(7)	2,824	413	538	462	927	2,340

Total contractual obligations	18,654	4,192	4,531	4,369	7,410	20,502

(1)

Represent nominal cash flows. As of September 30, 2020, the net present value of future payments under such leases was $1,289 million, of which, $549 million refers to payments from one to three years and $290 million refer to payments from three to five years.

(2)

As of December 31, 2019, refers to the liability components of the convertible notes described in note 16.2 to our audited consolidated financial statements in the 2019 Annual Report and assumes repayment at maturity and no conversion of such convertible notes.

(3)

The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, we have replaced our non-current obligations for others of a similar nature.

(4)	Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2019 and September 30, 2020.
(5)

Represents estimated annual payments under these benefits for the next 10 years (see note 18 to our audited consolidated financial statements in the 2019 Annual Report), including the estimate of new retirees during such future years.

(6)	Refers mainly to the expansion of a cement-production line in the Philippines.
(7)

Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments on the basis of an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX’s commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, and liquidity or capital resources.

Quantitative and Qualitative Market Disclosure

Our Derivative Financial Instruments

In the ordinary course of business, we are exposed to credit risk, interest rate risk, foreign exchange risk, equity risk, commodities risk and liquidity risk, considering the guidelines set forth by CEMEX, S.A.B. de C.V.’s board of directors, which represent our risk management framework and are supervised by several of our committees. Our management establishes specific policies that determine strategies focused on obtaining natural hedges or risk diversification to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which we incur our debt with those in which we generate our cash flows. As of December 31, 2018 and 2019, these strategies were sometimes complemented by the use of derivative financial instruments. See notes 16.4 and 16.5 to our audited consolidated financial statements included in the 2019 Annual Report.

During the reported periods, in compliance with the guidelines established by our Risk Management Committee, the restrictions set forth by our debt agreements and our hedging strategy, we held derivative instruments, with the objectives of, as the case may be: (a) changing the risk profile or fixing the price of fuels and electric energy; (b) foreign exchange hedging; (c) hedge of forecasted transactions; and (d) other corporate purposes. See note 16.4 to our audited consolidated financial statements included in the 2019 Annual Report and note 15C to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

As of December 31, 2019 and September 30, 2020, the notional amounts and fair values of our derivative instruments were as follows:

	At December 31, 2019		At September 30, 2020
(in millions of Dollars)	Notional Amount	Estimated Fair value	Notional Amount	Estimated Fair value	Maturity Date
Net investment hedge	1,154	(67)	602	37	February 2022
Interest Rate Swaps	1,000	(35)	1,000	(45)	June 2023
Equity forwards on third-party shares	74	1	68	3	March 2021
Foreign Exchange Forwards Contracts	—	—	884	—	October 2020
Fuel price hedging	96	1	149	(15)	December 2023

	2,324	(100)	2,703	(20)

Our Net Investment Hedge. As of December 31, 2019 and September 30, 2020, we held Dollar/Mexican Peso foreign exchange forward contracts under a program that started in February 2017 with a target notional of approximately $1,250 million, where Mexican Pesos are sold and Dollars are bought forward with tenors of up to 24 months. During the first quarter of 2020 and as a result of the scheduled maturity of transactions, as well as the adjustments made to the program, the notional and the tenor of the program decreased. For accounting purposes under IFRS, we have designated this program as a hedge of our net investment in Mexican Pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the nine-month periods ended September 30, 2019 and 2020, these contracts generated losses of $55 million and gains of $135 million, respectively, which partially offset currency translation results recognized in equity generated from our net assets denominated in Mexican Pesos due to the depreciation of the Mexican Peso during this nine-month periods in 2019 and 2020, respectively.

Foreign Exchange Forward Contracts. As of September 30, 2020, we held Dollar/Mexican Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts in which Dollars and Mexican Pesos are sold and Euros and British Pounds are bought, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397 million. For the nine-month period ended September 30, 2020, the aggregate results of these instruments, including the effects resulting from positions entered and settled, generated gains of $0.4 million, recognized within Financial income and other items, net in the income statement. Additionally, as of September 30, 2020, we held Dollar/Euro foreign exchange forward contracts in which Dollars are sold and Euros are bought, negotiates in connection with the redemption of the 4.625% Senior Secured Notes due 2024, for a notional amount of $487 million. For the nine-month period ended September 30, 2020, the aggregate results of these instruments, including the effects resulting from positions entered and settled, generated losses of $0.4 million, recognized within Financial income and other items, net in the statement of operation. See note 15C to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Our Equity Forward Contracts on Third-Party Shares. As of December 31, 2019 and September 30, 2020, we maintained equity forward contracts with cash settlement in March 2021, over the price of 13.9 million shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”), and 12.8 million shares of GCC, respectively, in connection with our sale of GCC shares in September 2017. During the year ended December 31, 2019 and the nine-month period ended September 30, 2020, we early settled a portion of these contracts for 6.9 million shares and 1.2 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of $3 million in the nine-month period ended September 30, 2019, and losses of $11 million in the nine-month period ended September 30, 2020 recognized within Financial income and other items, net in the statement of operations. See “Recent Developments—Other Recent Developments—Equity Forward Contracts on Third-Party Shares.”

Our Interest Rate Swaps. As of December 31, 2019 and September 30, 2020, CEMEX held interest rate swaps for a notional amount of $1.0 billion, the fair value of which represented a liability of $35 million and $45 million, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. During September 2020, CEMEX amended one of the interest rate forward swap contracts to reduce the weighted strike from 3.05% to 2.56% paying $14 million. For accounting purposes under IFRS, we designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as the interest expense of the related bank loans is accrued. For the nine-month periods ended in September 30, 2019 and 2020, changes in fair value of these contracts generated losses of $34 million and losses of $11 million, respectively, recognized in other comprehensive income.

As of September 30, 2019, we had an interest rate swap associated with an agreement entered into by us for the acquisition of electric energy in Mexico, the fair value of which represented an asset of $10 million. Changes in the fair value of this interest rate swap generated, for the nine-month period ended September 30, 2019, losses of $0.2 million recognized within “Financial income and other items, net” in the statement of operations. During November 2019, we unwound and settled this interest rate swap.

Our Fuel Price Hedging Derivatives. As of December 31, 2019 and September 30, 2020, we maintained forward and option contracts negotiated to hedge the price of certain fuels, including diesel, and gas, as solid fuel, in several operations for aggregate notional amounts of $96 million and $149 million, respectively, with an estimated aggregate fair value representing assets of $1 million in 2019 and liabilities of $15 million in 2020. By means of these contracts, for our own consumption only, we fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel and gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the nine-month periods ended September 30, 2019 and 2020, changes in fair value of these contracts recognized in other comprehensive income represented gains of $12 million and losses of $16 million, respectively.

With respect to our existing financial derivatives, we may incur net losses and be subject to margin calls that will require cash. Likewise, if we enter into new derivative financial instruments, we may incur net losses and be subject to margin calls. The cash required to cover the margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs.

As with any derivative financial instrument, we assume the creditworthiness risk of the counterparty, including the risk that the counterparty may not honor its obligations to us. Before entering into any derivative financial instrument, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal. See notes 16.4 and 16.5 to our audited consolidated financial statements included in the 2019 Annual Report.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate non-current foreign currency-denominated debt as of September 30, 2020. Average floating interest rates are calculated based on forward rates in the yield curve as of September 30, 2020. Future cash flows represent contractual principal payments. The fair value of our floating rate non-current debt is determined by discounting future cash flows using borrowing rates available to us as of September 30, 2020 and is summarized as follows:

	Expected Maturity Dates as of September 30, 2020
Non-Current Debt(1)	2020	2021	2022	2023	After 2024	Total	Fair Value
	(In millions of Dollars, except percentages)
Variable rate	$1	$676	$1,645	$619	$524	$3,465	$3,506
Average interest rate	4.76%	4.03%	4.72%	4.13%	4.07%
Fixed rate	$1,907	$2	$46	$60	$6,465	$8,480	$8,740
Average interest rate	5.71%	4.84%	5.46%	5.49%	5.67%

(1)

The information above includes the current maturities of the non-current debt. Total non-current debt as of September 30, 2020 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of $2,282 million issued by consolidated entities. See note 18B to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

As of September 30, 2020, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of September 30, 2019, 25% of our foreign currency-denominated non-current debt bore floating rates at a weighted average interest rate of LIBOR plus 269 basis points, taking into account the effect of in the interest rate swap. As of September 30, 2020, 21% of our foreign currency-denominated non-current debt bore floating rates at a weighted average interest rate of LIBOR plus 310 basis points, taking into account the effect of in the interest rate swap. As of September 30, 2019 and 2020, if interest rates at that date had been 5% higher, with all other variables held constant, our net income for the nine-month periods ended September 30, 2019 and 2020 would have been reduced by $14 million and $13 million, respectively, as a result of higher interest expense on variable-rate debt. However, this analysis does not include the interest rate swaps held by us during the nine-month periods ended September 30, 2019 and 2020. See notes 15A and 15C to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019 included herein.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations between the Dollar and the other currencies in which we operate. For the nine-month period ended September 30, 2020, 20% of our revenues, before eliminations resulting from consolidation, were generated in Mexico, 30% in the United States, 5% in the United Kingdom, 6% in France, 4% in Germany, 2% in Spain, 5% in Israel, 3% in the Philippines, 7% in the Rest of Europe, Middle East, Africa and Asia, 3% in Colombia, 2% in Caribbean TCL, 2% in the Dominican Republic, 1% in Panama, 4% in the Rest of the SCA&C region and 6% from our Other operations.

As of September 30, 2020, 70% of our total debt plus other financial obligations was Dollar-denominated, 21% was Euro-denominated, 4% was Pound Sterling-denominated, 2% was Philippine Peso-denominated and immaterial amounts were denominated in other currencies, which does not include $446 million of Perpetual Debentures. Therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in Dollars and the debt and other financial obligations denominated in Euros versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Dollars and Euros from our operations to service these obligations. As of September 30, 2019, and 2020, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk.

Equity Risk. Equity risk represents the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.’s and/or a third party’s shares. As described above, we have entered into equity forward contracts on GCC shares. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in price of the underlying share.

As of September 30, 2019 and 2020, the potential change in the fair value of our forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in Dollars, with all other variables held constant, our net income for the nine-month period ended September 30, 2020 and 2019 would have been reduced by $6 million and $9 million, respectively, as a result of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares during such period would have generated approximately the opposite effect.

Liquidity Risk. Liquidity risk represents the risk that we will not have sufficient funds available to meet our obligations. In addition to cash flows provided by our operating activities, in order to meet our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, we rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. We are exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which we operate, any one of which may materially affect our results and reduce cash from operations.

As of September 30, 2020, current liabilities, which included $3,539 million of current maturities of debt and other financial obligations, exceeded current assets by $648 million. For the nine-month period ended September 30, 2020, we generated net cash flows provided by operating activities from continuing operations of $1,313 million, before payments of interest and income taxes. Our management believes that we will generate sufficient cash flows from operations in the following twelve months to meet our needs of cash. In addition, as of September 30, 2020, we had $700 million available under the committed revolving credit tranche under the 2017 Facilities Agreement and had $455 million available under other uncommitted lines of credit. We expect that this, in addition to our proven capacity to continually refinance and replace current obligations, will enable us to meet any liquidity risk in the short term. See “Risk Factors—Risks Relating to Our Business—The COVID-19 outbreak could materially adversely affect our financial condition and results of operations” and “Recent Developments—Recent Developments Relating to Effects of COVID-19 on Our Business and Operations” for more information on our liquidity position and on risks to our business mainly caused by the COVID-19 pandemic.

Investments and Acquisitions

The transactions described below represent our principal investments, acquisitions and divestitures completed during the nine-month period ended September 30, 2020.

•

On January 29, 2020, CHP, the holding company of our main operations in the Philippines, announced the results of its stock rights offering (“SRO”) pursuant to which 8,293,831,169 common shares of CHP were issued and listed on the Philippine Stock Exchange on March 4, 2020. As of December 31, 2019, CEMEX España indirectly held 66.78% of CHP’s common shares. After giving effect to the SRO, CEMEX España’s indirect ownership of CHP’s common shares increased to 75.66%. As of September 30, 2020, CASE directly owned 77.74% of CHP’s outstanding common shares. See “Recent Developments—Recent Developments Relating to Our Investments and Acquisitions—Increase in CEMEX Holding Philippines, Inc. Interest.”

•

From March 10, 2020 to March 24, 2020, under the 2019 repurchase program authorized at CEMEX, S.A.B. de C.V.’s ordinary general shareholders meeting held on March 28, 2019, CEMEX, S.A.B. de C.V. repurchased 378.2 million CPOs, which represented 2.5% of CEMEX, S.A.B. de C.V.’s outstanding share capital as of December 31, 2019, at a weighted-average price of 5.01 Pesos per CPO, which was equivalent to an amount of $83.2 million, excluding value-added tax. CEMEX, S.A.B. de C.V. did not repurchase any other CPOs between January 1, 2020 and March 10, 2020 and has not repurchased any additional CPOs since March 24, 2020. See “Recent Developments—Recent Developments Relating to Our Shareholders’ Meeting” included in the 2019 Annual Report for more information regarding our restrictions regarding the repurchase of shares.

Divestitures

•

On August 3, 2020, through an affiliate in the United Kingdom, we closed the sale of certain assets to Breedon for an amount of $230 million, including $30 million of debt. The assets included 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of our paving solutions business in the United Kingdom. After completion of this divestiture, we maintain a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions, among others. As of December 31, 2019, the assets and liabilities associated with this segment in the United Kingdom are presented in the statement of financial position within the line items of assets held for sale and liabilities directly related to assets held for sale. Moreover, for purposes of the statements of operations for the nine-month periods ended September 30, 2019 and 2020, the operations related to this segment for the nine-month periods ended September 30, 2019 and from January 1 to August 3, 2020, respectively, are presented net of tax in the single line item “Discontinued operations.” See notes 4A and 20 to our unaudited condensed consolidated financial statements as of September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2019 and 2020 included herein.

•

On March 6, 2020, we concluded the sale of our U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which we held a 75% interest, to Eagle Materials Inc. for $665 million. The share of proceeds to us from this transaction was $499 million before transactional and other costs and expenses. The assets that were divested consisted of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. Our statements of operations for the nine-month periods ended September 30, 2019 and 2020 present the operations related to this segment for the nine-month period ended September 30, 2019 and from January 1 to March 6, 2020, respectively, are presented net of income tax in the single line item “Discontinued operations” in the financial statements for the nine-month periods ended September 30, 2019 and September 30, 2020 included herein.

OUR CORPORATE STRUCTURE AS OF SEPTEMBER 30, 2020

CEMEX, S.A.B. de C.V. is an operating and a holding company that, in general, operates its business through subsidiaries which, in turn, hold interests in CEMEX’s cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes CEMEX’s corporate structure as of September 30, 2020. The chart also shows for each company, unless otherwise indicated, CEMEX’s approximate direct or indirect, or consolidated, percentage equity ownership or economic interest, or percentage of shares in certain subsidiaries that are part of the Collateral. The chart has been simplified to show only some of CEMEX’s major holding companies and/or operating companies in most of the main countries in which CEMEX operates, and/or relevant companies in which CEMEX holds a significant direct or indirect interest, and does not include all of CEMEX’s operating subsidiaries and its intermediate holding companies. For a description of developments relating to our corporate structure which are not reflected below, see “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España.”, “Recent Developments—Recent Developments Relating to Our Investments and Acquisitions—Tender Offer for Outstanding Shares of CLH.” and “Recent Developments—Recent Developments Relating to Our Investments and Acquisitions—Increase of Our Interest in CEMEX Holding Philippines, Inc.”

CEMEX'S Corporate Structure

as of September 30, 2020

CEMEX, S.A.B. DE C.V. (Mexico)
CEMEX Innovation Holding Ltd. (Switzerland) 100% (3)
CEMEX Operaciones México, S.A. de C.V. (Mexico) 100% (1)
CxNetworks N.V. (Netherlands) 100% (2)
New Sunward Holding Financial Ventures B.V. (Netherlands) 100%
CEMEX Ventures B.V. (Netherlands) 100%
New Sunward Holding B.V. (Netherlands) 100% (3)(4)
CEMEX España, S.A. (Spain) 99.9% (5) (6)
CEMEX France Gestion (S.A.S.) (France) 100% (7)
RMC Holdings B.V. (Netherlands) 100% (8)
CEMEX Deutschland AG (Germany) 100%
CEMEX Holdings (Israel) Limited (Israel) 100%
UAE (United Arab Emirates) 49% (9)
CEMEX UK (United Kingdom) 100% (7)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
CEMEX Materials, LLC. (United States) 100%
CEMEX Investments Limited (United Kingdom) 100%
CEMEX UK Operations Limited (United Kingdom) 100%
CEMEX Hrvatska d.d. (Croatia) 100%
Solid Cement Corporation (Philippines) 100% (10)
APO Cement Corporation (Philippines) 100% (10)
Assiut Cement Company (Egypt) 95.8% (7)
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100% (7)
CEMEX Dominicana, S.A. (Dominican Republic) 100% (7)
CEMEX España Operaciones, S.L.U. (Spain) 100% (7)
CEMEX Haití (Haiti) 90% (7)
CEMEX Polska sp. Z.o.o (Poland) 100% (7)
CEMEX Czech Republic, s.r.o. (Czech Rep.) 100% (7)
CEMEX Holdings Philippines, Inc. (Philippines) 77.74% (7)
Trinidad Cement Limited (Trinidad and Tobago) 69.83% (7)
Caribbean Cement Company Limited (Jamaica) 79.04% (18)
Arawak Cement Company Limited (Barbados) 100%
CEMEX Jamaica Limited (Jamaica) 100% (7)
CEMEX Latam Holdings, S.A. (Spain) 73.10% (7) (11)
Cemento Bayano, S.A. (Panama) 99.5% (13)
GUATEMALA (Guatemala) 100% (14)
CEMEX El Salvador, S.A. (El Salvador) 100% (12)
CEMEX Colombia S.A. (Colombia) 97.7% (15)
CEMEX (Costa Rica), S.A. (Costa Rica) 99.2% (16)
CEMEX Nicaragua, S.A. (Nicaragua) 100% (17)

(1)	Includes a 99.99% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries.
(2)	CxNetworks N.V. is the holding company of the global business and IT consulting entities, including Neoris N.V.
(3)

Includes a 100% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries. See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the merger of New Sunward with and into CEMEX España, with CEMEX España surviving.

(4)

Includes CEMEX Operaciones México 54.54% interest and CIH 45.46% interest. CEMEX indirectly holds 100% of CEMEX Operaciones México and CIH. See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the merger of New Sunward with and into CEMEX España, with CEMEX España surviving.

(5)

Includes New Sunward’s and CEMEX’s interest, and shares held in CEMEX España treasury. See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the merger of New Sunward with and into CEMEX España, with CEMEX España surviving.

(6)

Includes an approximately 99.64% interest pledged or transferred to a security trust as collateral for the benefit of certain secured creditors of CEMEX and certain of its subsidiaries. See “Recent Developments—Other Recent Developments—Effectiveness of Merger of New Sunward with and into CEMEX España” for a description of the merger of New Sunward with and into CEMEX España, with CEMEX España surviving.

(7)

Includes CEMEX España’s direct or indirect, or consolidated, interest. See “Recent Developments—Recent Developments Relating to Our Investments and Acquisitions—Increase in CHP Interest” for a description of CASE’s increase in ownership of CHP.

(8)	Includes CEMEX France Gestion (S.A.S.)’s (“CEMEX France”) 94.75% interest and CEMEX UK’s 5.25% interest.
(9)

Represents CEMEX España’s indirect economic interest in three companies incorporated in the United Arab Emirates, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. CEMEX España indirectly owns a 49% equity interest in each of these companies, and CEMEX España indirectly holds the remaining 51% of the economic benefits through agreements with other shareholders.

(10)	Represents CHP’s direct and indirect equity interest.
(11)

Represents outstanding shares of CLH capital stock and excludes treasury stock. See “Recent Developments—Recent Developments Relating to Our Investments and Acquisitions—Tender Offer for Outstanding Shares of CLH” for a description of CLH’s recent tender offer.

(12)	Represents CLH indirect interest.
(13)	Represents CLH’s 99.483% indirect interest in ordinary shares, which excludes a 0.516% interest held in Cemento Bayano, S.A.’s treasury.
(14)

Represents CLHs direct and indirect interest in four companies incorporated in Guatemala, CEMEX Guatemala, S.A., Global Concrete, S.A., Gestión Integral de Proyectos, S.A. and Cementos de Centroamérica, S.A.

(15)	Represents CLH’s 97.70% consolidated (direct and indirect) interest in ordinary shares and 98.94% direct interest in preferred shares.
(16)	Represents CEMEX Colombia S.A.’s (“CEMEX Colombia”) indirect interest.
(17)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Colombia’s 2% indirect interest.
(18)	Includes TCL’s direct and indirect 74.08% interest and CEMEX’s indirect 4.96% interest.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Millions of U.S. Dollars, except for earnings per share)

	(Unaudited) For the nine-month periods ended September 30,
	Note	2020	2019

Revenues		$9,433	9,872
Cost of sales		(6,359)	(6,602)

Gross profit		3,074	3,270

Operating expenses	5	(2,082)	(2,219)

Operating earnings before other expenses, net		992	1,051

Other expenses, net	6	(1,748)	(132)

Operating (loss) earnings		(756)	919

Financial expense	7A	(599)	(525)
Financial income and other items, net	7B	(20)	(39)
Share of profit of equity accounted investees		31	31

Earnings (loss) before income tax		(1,344)	386

Income tax	17A	(71)	(151)

Net (loss) income from continuing operations		(1,415)	235

Discontinued operations	4A	(105)	175

CONSOLIDATED NET (LOSS) INCOME		(1,520)	410
Non-controlling interest net income	18B	17	29

CONTROLLING INTEREST NET (LOSS) INCOME		$(1,537)	381

Basic earnings (loss) per share		$(0.034)	0.008
Basic earnings (loss) per share from continuing operations		$(0.032)	0.005

Diluted earnings (loss) per share		$(0.034)	0.008
Diluted earnings (loss) per share from continuing operations		$(0.032)	0.005

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive (Loss) Income

(Millions of U.S. Dollars)

		(Unaudited) For the nine-month periods ended September 30,
	Note	2020	2019

CONSOLIDATED NET (LOSS) INCOME		$(1,520)	410

Items that will not be reclassified subsequently to the income statement
Effects from strategic equity investments		14	(1)
Income tax recognized directly in other comprehensive income (loss)		(3)	—

Total items that will not be reclassified subsequently to the income statement		11	(1)

Items that are or may be reclassified subsequently to the income statement
Effects from derivative financial instruments designated as cash flow hedges, net	15C	108	(77)
Currency translation results of foreign subsidiaries, net		(500)	(220)
Income tax recognized directly in other comprehensive income (loss)		(36)	31

Total items that are or may be reclassified subsequently to the income statement		(428)	(266)

Total items of other comprehensive loss, net		(417)	(267)

TOTAL COMPREHENSIVE INCOME (LOSS)		(1,937)	143
Non-controlling interest comprehensive loss		(97)	(71)

CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		$(1,840)	214

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(Millions of U.S. Dollars)

		(Unaudited)
	Note	As of September 30, 2020	As of December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	8	$3,453	788
Trade accounts receivable	9	1,610	1,521
Other accounts receivable		448	325
Inventories	10	934	989
Assets held for sale	4A	147	839
Other current assets	11	136	117

Total current assets		6,728	4,579

NON-CURRENT ASSETS
Equity accounted investees	12	489	481
Other investments and non-current accounts receivable		232	236
Property, machinery and equipment, net and assets for the right-of-use, net	13	10,905	11,850
Goodwill and intangible assets, net	14	10,190	11,590
Deferred income tax assets		689	627

Total non-current assets		22,505	24,784

TOTAL ASSETS		$29,233	29,363

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current debt	15A	$2,670	62
Other current financial obligations	15B	869	1,381
Trade accounts payable		2,150	2,526
Income tax payable		432	219
Other current liabilities	16	1,255	1,184
Liabilities directly related to assets held for sale	4A	—	37

Total current liabilities		7,376	5,409

NON-CURRENT LIABILITIES
Non-current debt	15A	9,361	9,303
Other non-current financial obligations	15B	966	1,044
Employee benefits		1,065	1,138
Deferred income tax liabilities		734	720
Other non-current liabilities		922	925

Total non-current liabilities		13,048	13,130

TOTAL LIABILITIES		20,424	18,539

STOCKHOLDERS’ EQUITY
Controlling interest:
Common stock and additional paid-in capital	18A	10,387	10,424
Other equity reserves		(3,068)	(2,724)
Retained earnings		84	1,621

Total controlling interest		7,403	9,321
Non-controlling interest and perpetual debentures	18B	1,406	1,503

TOTAL STOCKHOLDERS’ EQUITY		8,809	10,824

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$29,233	29,363

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Millions of U.S. Dollars)

		(Unaudited) For the nine-month periods ended September 30,
	Note	2020	2019
OPERATING ACTIVITIES
Consolidated net income (loss)		$(1,520)	410
Discontinued operations		(105)	175

Net income (loss) from continuing operations		$(1,415)	235
Non-cash items:
Depreciation and amortization of assets		824	774
Impairment losses		1,514	8
Share of profit of equity accounted investees		(31)	(31)
Results on sale of subsidiaries, other disposal groups and others		(7)	(16)
Financial income and other items, net		619	564
Income taxes	17	71	151
Changes in working capital, excluding income taxes		(262)	(453)

Net cash flow provided by operating activities from continuing operations before financial expense, coupons on perpetual debentures and income tax		1,313	1,232

Financial expense and coupons on perpetual debentures paid	18B	(487)	(518)
Income taxes paid		(84)	(138)

Net cash flow provided by operating activities from continuing operations		742	576
Net cash flow provided by operating activities from discontinued operations		14	53

Net cash flows provided by operating activities		756	629

INVESTING ACTIVITIES
Property, machinery and equipment, net	13	(292)	(354)
Disposal and acquisition of subsidiaries and other disposal groups, net		620	480
Intangible assets		(34)	(91)
Non-current assets and others, net		46	(7)

Net cash flows provided by investing activities from continuing operations		340	28

FINANCING ACTIVITIES
Derivative financial instruments	15C	10	(48)
Proceeds from (repayments of) debt, net	15A	2,463	(117)
Other financial obligations, net	15B	(691)	(175)
Shares repurchase program		(83)	(50)
Securitization of trade receivables	9	(34)	(5)
Dividends paid	18A	—	(75)
Non-current liabilities, net		(94)	(105)

Net cash flows provided by (used in) financing activities from continuing operations		1,571	(575)

Increase in cash and cash equivalents of continuing operations		2,653	29
Increase in cash and cash equivalents of discontinued operations		14	53
Cash conversion effect, net		(2)	(92)
Cash and cash equivalents at beginning of period		788	309

CASH AND CASH EQUIVALENTS AT END OF PERIOD	8	$3,453	299

Changes in working capital, excluding income taxes:

Trade receivables		$(124)	(184)
Other accounts receivable and other assets		(40)	45
Inventories		26	47
Trade payables		(293)	(262)
Other accounts payable and accrued expenses		169	(99)

Changes in working capital, excluding income taxes		$(262)	(453)

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity

As of September 30, 2020 and 2019 (unaudited)

(Millions of U.S. Dollars)

	Note	Common stock	Additional paid-in capital	Other equity reserves	Retained Earnings	Total controlling interest	Non-controlling interest	Total stockholders’ equity
Balances at December 31, 2018		$318	10,013	(2,472)	1,622	9,481	1,572	11,053
Effects from adoption of IFRIC 23		—	—	—	6	6	—	6

Balances at January 1, 2019		318	10,013	(2,472)	1,628	9,487	1,572	11,059
Net income for the period		—	—	—	381	381	29	410
Other comprehensive loss for the period		—	—	(167)	—	(167)	(100)	(267)

Total comprehensive income (loss) for the period		—	—	(167)	381	214	(71)	143
Own shares purchased under share repurchase program	18A	—	(75)	75	—	—	—	—
Dividends	18A	—	—	—	(150)	(150)	—	(150)
Share-based compensation		—	26	2	—	28	—	28
Coupons paid on perpetual debentures	18B	—	—	(22)	—	(22)	—	(22)

Balances at September 30, 2019		$318	9,964	(2,584)	1,859	9,557	1,501	11,058

Balances at December 31, 2019		318	10,106	(2,724)	1,621	9,321	1,503	10,824
Net income (loss) for the period		—	—	—	(1,537)	(1,537)	17	(1,520)
Other comprehensive loss for the period		—	—	(303)	—	(303)	(114)	(417)

Total comprehensive loss for the period		—	—	(303)	(1,537)	(1,840)	(97)	(1,937)
Own shares purchased under share repurchase program	18A	—	(50)	(33)	—	(83)	—	(83)
Share-based compensation		—	13	11	—	24	—	24
Coupons paid on perpetual debentures	18B	—	—	(19)	—	(19)	—	(19)

Balances at September 30, 2020		$318	10,069	(3,068)	84	7,403	1,406	8,809

The accompanying notes are part of these condensed consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

1)	DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V., founded in 1906, is a public stock corporation with variable capital (Sociedad Anónima Bursatil de Capital Variable or S.A.B. de C.V. for its acronym in Spanish) organized under the laws of the United Mexican States, or Mexico, holding company (parent) of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, to facilitate the acquisition of financing and to run its operations in Mexico more efficiently, CEMEX, S.A.B. de C.V. carries out all businesses and operational activities of the cement, ready-mix concrete and aggregates sectors in Mexico.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO.” Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the condensed consolidated financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries.

2)	RELEVANT EVENT DURING THE PERIOD AND UNTIL THE ISSUANCE DATE OF THESE FINANCIAL STATEMENTS

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of the novel strain of the Coronavirus SARS-CoV-2 that produces the disease called COVID-19 as a pandemic (the “COVID-19 Pandemic”). As a result, most governments in the countries where the Company operates took and continue to take restrictive measures to contain the spread and mitigate the effects of the COVID-19 Pandemic. The most stringent measures were mostly in effect from the first week of March until the end of June 2020, with certain restrictions still in effect in certain countries during the third quarter of 2020. This situation has resulted in the following implications in several of the Company’s business units: (i) temporary restrictions, suspended access, shutdown or suspension of its manufacturing facilities, personnel shortages, production slowdowns or stoppages and disruptions in the delivery systems; (ii) disruptions or delays in the supply chains, including shortages of materials, products and services on which the Company and its businesses depend; (iii) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (iv) increased cost of materials, products and services used by the Company; (v) reduced investor confidence and consumer spending; as well as (vi) a general slowdown in economic activity, including construction, and a decrease in demand for the Company’s products and services and industry demand generally. During this period in which the Company obtained significant liquidity by contracting long-term debt in the financial markets (note 15A), as well as certain current debt with commercial banks, there were no significant restrictions on access to financing from the commercial banks and financial markets; however, this situation could change eventually and may result in inability, if required, to further refinance the Company’s existing indebtedness in desired conditions, if financing is available at all.

From the beginning of the COVID-19 Pandemic and attending official dispositions, CEMEX has implemented strict hygiene, sanitary and security measures guidelines in all its operations and modified its manufacturing, selling and distributions processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities. CEMEX’s operations have been affected to different degrees. In this respect, for the nine-month period ended September 30, 2020, since the start of the COVID-19 Pandemic, CEMEX has identified incremental costs and expenses associated with implementing and maintaining the aforementioned measures of $30 (note 6). At different points in time since the outbreak of the COVID-19 Pandemic, according to and in compliance with the containment measures enacted and implemented by local governments, certain of CEMEX’s cement, ready-mix concrete and aggregates operating facilities in different parts of the world have operated with reduced volumes and, in some cases, have temporarily halted operations considering the effects of the COVID-19 Pandemic.

CEMEX most important segments are, or have been, affected as follows:

•

In Mexico, CEMEX is operating in accordance with technical guidelines set by the Mexican government. CEMEX had initially announced on April 6, 2020, that the Company would temporarily halt all production and certain related activities in Mexico until April 30, 2020, in accordance with a decree (the “Mexico COVID-19 Decree”) issued by the Health Ministry in Mexico in response to COVID-19 Pandemic. However, on April 7, 2020, relying on technical guidelines to the Mexico COVID-19 Decree issued by the Health Ministry of Mexico in the Official Mexican Gazette, CEMEX announced that the Company was permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the Mexican government during the COVID-19 Pandemic. In addition, in accordance with publications issued on May 14, 2020 in the Official Mexican Gazette regarding the reopening of social, educational and economic activities, companies dedicated to construction and mining industry activities were able to resume operations as long they complied with the applicable health and safety protocols and guidelines established by the government, as these were considered, and continue to be considered, essential activities during the current COVID-19 Pandemic health emergency in Mexico. No additional official decrees have been issued requiring the construction industry in Mexico to halt all or part of its operations; however, if issued, CEMEX will analyze the possible impact that this may represent to the Company.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

COVID-19 Pandemic – continued

•

In most of CEMEX’s South America, Central America and Caribbean region, the Company’s operations have been temporarily affected at different points in time during the COVID-19 Pandemic. As a result of different regulations, CEMEX’s operations in Trinidad and Tobago, Barbados and Panama, were temporarily halted in most of its operations. However, on May 14, 2020, our operations in Trinidad and Tobago and Barbados received the approval of the governments of Trinidad and Tobago, and Barbados, respectively, to resume all operations in those countries. Furthermore, in Colombia, CEMEX temporarily halted production and related activities on March 25, 2020. However, pursuant to a subsequent nationwide decree on April 8, 2020, CEMEX partially resumed certain operations that were deemed essential to attend to the COVID-19 Pandemic in Colombia from April 13 to April 27, 2020, after which time our full operations in Colombia were resumed. Although beginning on August 17, 2020, the government of Trinidad and Tobago imposed new lockdown restrictions, at this time, the construction industry is not included in these recent restrictions. In compliance with the dispositions issued on September 4, 2020 by the government of Panama, CEMEX resumed all its operations in such country on September 7, 2020. CEMEX initially adopted certain preventive measures with respect to its operations in Guatemala and the Dominican Republic, but its operations have resumed normally within local guidelines. During December of 2020, the governments of Jamaica and Panama have imposed curfews, which CEMEX expects will only cause some restrictions on transit and personnel commuting to our operations in those countries.

•

In Europe, Middle East, Africa and Asia region, CEMEX’s main effects have been felt in Spain, the Philippines and the United Arab Emirates, where its operations have, at different times, been running on a limited basis or have been temporarily halted. However, CEMEX’s operations in EMEAA in general have not been halted. Other countries have experienced negative effects on the market side, with drops in demand resulting in some temporary site closures. During November and December of 2020, certain countries like France, Germany and the United Kingdom continue to implement certain degrees of lockdowns, which may have an impact on our operations and demand for our products and services.

•

In the United States, except for a few ready-mix concrete plants in the San Francisco area that were temporarily shut down, all sites that were operational before the COVID-19 Pandemic are active. During November and December of 2020, certain States in the United States continue to implement certain degrees of lockdowns, which may have an impact on our operations and demand for our products and services.

During the nine-month period ended September 30, 2020, the aforementioned implications negatively affected CEMEX’s financial situation and results of operations, mostly during the second quarter. In such nine-month period, consolidated revenues decreased by 4% against the same period of the previous year, caused by several factors such as the decrease in sales volumes from reduced operations, as well as by the devaluation of several currencies during the period against the U.S. dollar and the intensification of competitive dynamics in some countries, among others. This decrease in revenues was partially offset by a reduction in cost of sales and operating costs and expenses, which decreased 4% and 6%, respectively, during the same periods, also as a result of reduced operations and the strict control of expenditures. During the same period in 2020, the Company’s Operating EBITDA from continuing operations (operating earnings before other expenses, net, plus depreciation and amortization expenses) decreased by 1% compared to the same period of the previous year (note 4B). In addition, considering the negative effects of the COVID-19 Pandemic and its impact on the valuation of the Company’s assets as well as the future operating plans for certain assets, in the period ended September 30, 2020, CEMEX recognized non-cash impairment losses of certain assets, related operating permits and goodwill for an aggregate amount of $1,514 (notes 6, 13A and 14).

The International Monetary Fund periodically publishes its World Economic Outlook report, which since the beginning of the COVID-19 Pandemic has stated that the COVID-19 Pandemic and its effects on supply chains, global trade, mobility of persons, business continuity, lower demand for goods and services and oil prices, have significantly increased the risk of a deep global recession and projects the global economy to contract sharply. Even though some governments and central banks have implemented monetary and fiscal policies to curb the potential adverse effects on economies and financial markets, these measures may vary by country and may not be enough to deter material adverse economic and financial effects. Even if the most severe restrictive measures have been lifted, the Company considers nonetheless that the construction activity across most of the markets in which it operates and offers its products and services will continue to be adversely affected during some time, before returning to pre-COVID-19 Pandemic levels. The degree to which the COVID-19 Pandemic continues to affect the Company’s liquidity, financial condition and results of operations will depend on future developments, some of which are highly uncertain and cannot be predicted, including, but not limited to, the duration and continued spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and to how fast and to which extent the economic and operational conditions prevailing before the COVID-19 Pandemic can return, within a new normality with limited activities, until medicines, vaccines and other treatments against the virus are authorized, produced, distributed and accessible to the general public in the countries in which the Company operates.

The Company considers that, if the duration of the COVID-19 Pandemic is extended and/or its negative impacts return or are extended, as applicable, there could be significant negative effects or significant negative effects could be repeated in the future, mainly in connection with: (i) increases in estimated credit losses on trade accounts receivable (note 9); (ii) impairment of long-lived assets including goodwill (notes 13A and 14); (iii) foreign exchange losses related to CEMEX’s obligations denominated in foreign currency; (iv) new disruptions in the supply chains; and (v) liquidity risks to meet the Company’s short-term operational and financial obligations. The most relevant aspects regarding the potential negative effects mentioned above as of the date of approval of these condensed consolidated financial statements as of September 30, 2020 are disclosed in the explanatory notes.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

COVID-19 Pandemic – continued

CEMEX has dealt with the liquidity risks during the COVID-19 Pandemic, maintaining sufficient cash, to the extent possible, by means of obtaining financing in the bonds market and with commercial banks. From March through September 2020, CEMEX issued notes, negotiated new loans and borrowed from its committed lines of credit a total of $4.1 billion, of which, as of the issuance date of these financial statements an aggregate of $1.6 billion have been repaid. In addition, CEMEX suspended its share repurchase program for the remainder of the year and, CEMEX, S.A.B. de C.V. will not be paying dividends during 2020. The Company projects it will generate sufficient cash flows from operations in 2020, which would enable the Company to meet its current obligations.

In other measures, beginning on April 8 and for the rest of 2020: a) all capital expenditures not associated with the management of the COVID-19 Pandemic have been suspended; b) operating expenses are incurred strictly according to the Company’s markets evolution and demand; c) the Company has produced, to the extent permitted by quarantine measures, only the volume of products that markets demand; and d) all corporate and global network activities not related to managing the crisis and basic operations are suspended. Moreover, to support the Company’s liquidity, CEMEX took the following temporary measures; starting May 1st, 2020 and for a 90-day period and subject to all applicable laws and regulations, CEMEX, S.A.B. de C.V.’s Chairman of the Board of Directors, Chief Executive Officer and the members of our Executive Committee agreed to forgo 25% of their salaries; the members of the Board of Directors of CEMEX, S.A.B. de C.V. agreed to forgo 25% of their remuneration (including with respect to the meetings that took place in April 2020). In addition, CEMEX asked certain senior executives to voluntarily forgo 15% of their monthly salaries also during May, June and July 2020. Finally, CEMEX asked other salaried employees to voluntarily defer 10% of their monthly salary during the same three-month period, the deferred amount was scheduled to be paid in full during December 2020; and for hourly employees, where applicable, CEMEX has worked to mitigate the effects on jobs derived from any operational shutdowns due to demand contraction or government measures derived from the COVID-19 Pandemic and economic crisis. During the fourth quarter of 2020, considering better than expected liquidity conditions and operating performance during the third quarter of 2020, all compensation forgone and/or deferred was fully paid to all employees, executives and directors.

3)	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of CEMEX since the last annual consolidated financial statements as of and for the year ended December 31, 2019.

The accompanying condensed consolidated statement of financial position as of September 30, 2020, as well as the related condensed consolidated Statements of Operations, the condensed consolidated statements of comprehensive (loss) income, the condensed consolidated statements of cash flows and the condensed consolidated statements of changes in stockholders’ equity for the nine-month periods ended September 30, 2020 and 2019 and their related disclosures included in these notes to the condensed consolidated financial statements are unaudited.

3A)	BASIS OF PRESENTATION AND DISCLOSURE

The accounting policies that were applied to these condensed consolidated financial statements of September 30, 2020, are the same as those applied by CEMEX in its consolidated financial statements as at and for the year ended December 31, 2019, considering as subsequently described in this note.

Change in presentation currency

Beginning March 31, 2019 and for all subsequent and comparative periods thereof, CEMEX informed the MSE and the Mexican Banking and Exchange Commission that based on International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) under International Financial Reporting Standards (“IFRS”) and with the authorization of CEMEX, S.A.B. de C.V.’s Board of Directors, considering the previous favorable opinion of its Audit Committee, CEMEX changed its presentation currency from the Mexican peso to the U.S. Dollar and described that the new presentation currency was preferable considering the following factors:

•

For a consolidated group that comprises operations with a number of functional currencies, it is a decision of each entity to select its presentation currency under IAS 21, which may be the currency that management uses when controlling and monitoring the performance and financial position of the group. In the case of CEMEX, management uses the U.S. Dollar for these purposes;

•

The Company believes that presenting its consolidated financial information using the U.S. Dollar improves and facilitates the analysis to a broad range of users (rating agencies, analysts, investors and lenders, among others) of the Company’s consolidated financial statements; and

•	The use of the U.S. Dollar as presentation currency also improves the comparison of the CEMEX’s consolidated financial statements with those of other global entities.

The comparative amounts before March 31, 2019 are presented as if the U.S. Dollar had always been CEMEX’s presentation currency. The change in presentation currency did not affect negatively or positively the impact of CEMEX’s transactions in its financial statements, did not constitute any form of foreign exchange hedge for balances denominated or transactions incurred in U.S. Dollars or other currencies and did not change in any form the several functional currencies used in each unit within CEMEX.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Newly issued IFRS with impact on the reported periods

IFRS 16, Leases (“IFRS 16”)

Beginning January 1, 2019, IFRS 16 superseded all existing guidance related to lease accounting including IAS 17, Leases and introduced a single lessee accounting model that requires a lessee to recognize, for all leases, assets for the “right-of-use” the underlying asset against a corresponding financial liability, representing the net present value of the estimated fixed payments under the lease contract, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value. Under this model, the lessee recognizes in the income statement depreciation of the asset for the right-of-use and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017, representing an increase in assets for the right-of-use of $851, an increase in deferred income tax assets of $23, an increase in other financial obligations of $978 and a reduction in retained earnings of $104. The initial reduction in stockholders’ equity refers to a temporary difference between the depreciation expense of the assets for the right-of-use under the straight–line method against the amortization of the liability under the effective interest rate method both measured from the beginning of the contracts, which will be reversed during the remaining life of the contracts.

Other newly issued IFRS adopted in the reported periods

In addition, there were other new standards, interpretations and standard amendments adopted as of January 1, 2019 and 2020, as correspond, which did not result in any material impact on CEMEX results or financial position, and which are summarized as follows:

Standard	Main topic
IFRIC 23, Uncertainty over income tax treatments	Based on IFRIC 23, the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated income statements. The adoption effect of IFRIC 23 credited to retained earnings as of January 1, 2019 was $6.

Amendments to IFRS 3, Business combinations	The amendments definition of a business requires that an acquisition include an input and a substantive process that together contribute significantly to the ability to create outputs. The definition of the term “outlets” is modified to focus on goods and services provided to customers, generating investment income and other income, and excludes returns in the form of lower costs and other economic benefits. The modifications are likely to result in more acquisitions being accounted for as asset acquisitions.
Amendments to IAS 1, Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	The amendments use a coherent definition of materiality throughout the International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 on non-material information.
Amendments to IFRS 9, IAS 39 and IFRS 7 - The Reform of the Reference Interest Rates	The amendments refer to the replacement of the Interbank Reference Rates (IBOR) and provide temporary relief to continue applying hedge accounting during the period of uncertainty before its replacement by an alternate quasi risk-free rate.

Definition of terms

When reference is made to “U.S. Dollars” or “$” it means dollars of the United States of America (“United States”). The amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in dollars or pesos, as applicable, represent those dollar or peso amounts or could be converted into dollar or peso at the rate indicated.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

3B)	TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. Dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for income statement accounts. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment until the disposal of the net investment in the foreign subsidiary.

The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for income statement accounts for the main functional currencies to the U.S. dollar as of September 30, 2020 and 2019 and December 31, 2019, were as follows:

	As of September 30, 2020		As of December 31, 2019	As of September 30, 2019
Currency	Closing	Average	Closing	Average
Mexican Peso	22.11	21.96	18.92	19.39
Euro	0.8530	0.8858	0.8917	0.8925
British Pound Sterling	0.7741	0.7837	0.7550	0.7881
Colombian Peso	3,879	3,762	3,277	3,268
Philippine Peso	48.495	49.939	50.6350	51.844

3C)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main items subject to estimates and assumptions include, among others, the determination of fair values and the impairment tests of long-lived assets and inventories, the valuation of expected credit losses of trade accounts receivable, the recognition of deferred income tax assets, as well as the evaluation of contingencies resulting from ongoing legal and/or tax proceedings. Significant judgment by management is required to appropriately measure these items, especially in periods of uncertainty such as that resulting from the COVID-19 Pandemic.

3D)	NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company’s management expects to adopt in their specific effective dates considering preliminarily without any significant effect in the Company’s financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date

Amendments to IFRS 10, Consolidated financial statements and IAS 28	Clarify the recognition of gains or losses in the Parent’s financial statements for the sale or contribution of assets between an investor and its associate or joint venture.	Has yet to be set

Amendments to IAS 1, Presentation of Financial Statements	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2022
IFRS 17, Insurance contracts	The standard establishes the principles of recognition, valuation, presentation and disclosure of insurance contracts and replaces IFRS 4, Insurance contracts. The rule sets out a General Model, which is modified by insurance contracts with direct participation clauses, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2023

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

4)	DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT AND LINE OF BUSINESS

4A)	DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

On August 3, 2020, through an affiliate in the United Kingdom, CEMEX closed the sale of certain assets to Breedon Group plc for $230, which included $30 of debt. The assets sold mainly consisted of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. After completion of this divestiture, CEMEX maintains a significant footprint in key operating geographies in the United Kingdom related with the production and sale of cement, ready-mix concrete, aggregates, asphalt and paving solutions, among others. For purposes of the Statements of Operations for the nine-month periods ended September 30, 2020 and 2019 the operations related to this segment from January 1 to August 3, 2020 and for the nine-month periods ended September 30, 2019, respectively, are presented net of tax in the single line item “Discontinued operations.”

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for $665. The share of proceeds to CEMEX from this transaction was $499 before transactional and other costs and expenses. The assets divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s Statements of Operations for the nine-month periods ended September 30, 2020 and 2019 present the operations related to this segment from January 1 to March 6, 2020 and for the nine-month period ended September 30, 2019, respectively, net of income tax in the single line item “Discontinued operations.”

On June 28, 2019, after obtaining customary authorizations, CEMEX closed with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price in euro equivalent to $36. CEMEX’s operations of these disposed assets in France for the period from January 1 to June 28, 2019 are reported in the Statement of Operations, net of income tax, in the single line item “Discontinued operations.”

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix business in the North and North-West regions of Germany to GP Günter Papenburg AG for a price in euro equivalent to $97. The assets divested in Germany consisted of 4 aggregates quarries and 4 ready-mix facilities in North Germany and 9 aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1 to May 31, 2019 are reported in the Statement of Operations, net of income tax, in the single line item “Discontinued operations.”

On March 29, 2019, CEMEX closed the sale of its business in the Baltics and Nordics to the German building materials group Schwenk, for a price in euro equivalent to $387. The Baltic business divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The business divested also included CEMEX’s 37.8% indirect interest in one cement production plant in Akmenes in Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic business divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s operations of these disposed businesses for the period from January 1 to March 29, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations.”

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX’s white cement business and client list outside of Mexico and the U.S., for an initial price of $180, including its Buñol cement plant in Spain and its white cement customers list. As of September 30, 2020, CEMEX expects to close this transaction early in 2021, but is not able to assess if the COVID-19 Pandemic or if other conditions will delay the closing of this divestment or prevent its closing on the terms initially disclosed or at all. As of September 30, 2020, the assets and liabilities associated with the white cement business were presented in the Statement of Financial Position within the line items of “assets and liabilities held for sale”, as correspond. Moreover, CEMEX’s operations of these assets in Spain for the nine-month periods ended September 30, 2020 and 2019 are reported in the Statements of Operations, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the Statements of Operations of CEMEX’s discontinued operations previously mentioned in: a) the United Kingdom for the period from January 1 to August 3, 2020 and the nine-month period ended September 30, 2019; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the nine-month period ended September 30, 2019; c) France for the period from January 1 to June 28, 2019; d) Germany for the period from January 1 to May 31, 2019; e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and f) Spain for the nine-month periods ended September 30, 2020 and 2019:

	2020	2019
Revenues	$177	461
Cost of sales and operating expenses	(170)	(430)
Interest expenses, and others	(2)	—

Result of discontinued operations	5	31

Income tax	(77)	—
Disposal result and reclassification of currency translation effects	(33)	144

Net result of discontinued operations	$(105)	175

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

4B)	SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable operating segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates geographically and by business on a regional basis. Effective on April 1, 2020 and for subsequent periods, according to organizational changes, the geographical regions Europe and Asia, Middle East and Africa (“AMEA”) are reorganized under a single regional president and will be denominated Europe, Middle East, Africa and Asia (“EMEAA”). For the reported periods, the Company’s reportable operating segments are disclosed in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) EMEAA and 4) South, Central America and the Caribbean (“SCA&C”). The accounting policies applied to determine the financial information by reportable segment are consistent with those applied to the consolidated financial statements as of and for the year ended December 31, 2019.

As of September 30, 2020, considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) “Rest of EMEAA” refers mainly to CEMEX’s operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) “Rest of SCA&C” refers mainly to CEMEX’s operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the operations of Trinidad Cement Limited (“TCL”); and c) “Caribbean TCL” refers to TCL’s operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment “Others” refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX’s subsidiary involved in the business of information technology solutions, 3) the Parent Company, other corporate and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

Selected information of the consolidated Statements of Operations by reportable segment for the nine-month periods ended September 30, 2020 and 2019, excluding the share of profits of equity accounted investees by reportable segment, was as follows:

For the nine-month period ended September 30, 2020	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$1,976	(103)	1,873	662	108	554	(27)	(24)	26
United States	2,983	—	2,983	560	328	232	(1,332)	(40)	(16)
EMEAA
United Kingdom	533	—	533	64	51	13	(73)	(7)	(12)
France	574	—	574	53	36	17	(3)	(8)
Germany	362	(27)	335	50	21	29	(2)	(2)	(2)
Spain	236	(13)	223	17	28	(11)	(150)	(2)	(5)
Israel	543	—	543	85	20	65	—	(3)	—
Philippines [1]	304	—	304	93	35	58	(1)	2	1
Rest of EMEAA	701	(11)	690	112	58	54	(22)	(4)	6
SCA&C [2]
Colombia	284	—	284	56	18	38	(6)	(4)	(31)
Caribbean TCL [3]	186	(6)	180	48	16	32	(2)	(3)	(8)
Dominican Republic	163	(10)	153	58	6	52	(5)	(1)	5
Panama	58	(6)	52	8	11	(3)	(14)	—	—
Rest of SCA&C	371	(12)	359	95	15	80	(25)	(2)	15
Others	682	(335)	347	(145)	73	(218)	(86)	(501)	1

Continuing operations	9,956	(523)	9,433	1,816	824	992	(1,748)	(599)	(20)
Discontinued operations	177	—	177	14	7	7	(41)	—	—

Total	$10,133	(523)	9,610	1,830	831	999	(1,789)	(599)	(20)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Selected financial information by reportable segments and line of business – continued

For the nine-month period ended September 30, 2019	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net
Mexico	$2,175	(79)	2,096	740	119	621	(13)	(26)	1
United States	2,846	—	2,846	481	296	185	13	(47)	(11)
EMEAA
United Kingdom	573	—	573	99	50	49	1	(8)	(13)
France	661	—	661	74	36	38	1	(9)
Germany	322	(15)	307	42	21	21	53	(2)	(3)
Spain	245	(22)	223	12	25	(13)	(8)	(2)	4
Israel	483	—	483	67	17	50	—	(2)	—
Philippines [1]	352	—	352	92	27	65	1	4	1
Rest of EMEAA	710	(6)	704	94	51	43	(4)	(5)	25
SCA&C [2]
Colombia	376	—	376	59	20	39	(12)	(4)	(14)
Caribbean TCL [3]	189	(5)	184	45	16	29	(6)	(4)	(6)
Dominican Republic	183	(13)	170	62	7	55	—	—	—
Panama	143	(1)	142	38	13	25	(8)	—	—
Rest of SCA&C	393	(13)	380	82	15	67	(3)	(2)	(5)
Others	837	(462)	375	(162)	61	(223)	(147)	(418)	(18)

Continuing operations	10,488	(616)	9,872	1,825	774	1,051	(132)	(525)	(39)
Discontinued operations	461	—	461	71	40	31	146	(1)	—

Total	$10,949	(616)	10,333	1,896	814	1,082	14	(526)	(39)

1

CEMEX’s operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. (“CHP”), a Philippine entity whose shares trade on the Philippines Stock Exchange. As of September 30, 2020 and 2019, there was a non-controlling interest in CHP of 22.26% and 33.22%, respectively. During 2020, as a result of a Share Rights Offering launched in October 2019 to all shareholders of CHP for an increase in CHP’s common stock for up to $250 and which concluded in the first quarter of 2020, CEMEX reduced its non-controlling interest in CHP. In addition, during October 2020, an indirect subsidiary of CEMEX, increased its interest in CHP (notes 18B and 20).

2

CEMEX Latam Holdings, S.A. (“CLH”), an entity incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX’s operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador. As of September 30, 2020 and 2019, there is a non-controlling interest in CLH of 26.84% and 26.75%, respectively, excluding shares held in CLH’s treasury. On September 7, 2020, CEMEX España initiated a public Share Tender Offer for any and all outstanding ordinary shares of CLH (the “CLH Tender Offer”) (note 18B). On December 18, 2020, CEMEX España fully settled the CLH Tender Offer and increased its ownership in CLH from 73.16% to 92.60% (note 20).

3	TCL’s shares trade on the Trinidad and Tobago Stock Exchange. As of September 30, 2020 and 2019, there is a non-controlling interest in TCL of 30.17% of its ordinary shares.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

As of September 30, 2020 and December 31, 2019 selected information of condensed consolidated statement of financial position by reportable segment was as follows:

As of September 30, 2020	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	$—	3,470	3,470	1,343	2,127	84
United States	145	12,357	12,502	2,339	10,163	178
EMEAA
United Kingdom	6	1,416	1,422	1,128	294	27
France	49	983	1,032	562	470	25
Germany	4	409	413	338	75	13
Spain	—	999	999	218	781	9
Israel	—	640	640	407	233	15
Philippines	—	765	765	167	598	62
Rest of EMEAA	9	1,161	1,170	340	830	31
SCA&C
Colombia	—	1,007	1,007	379	628	8
Caribbean TCL	—	507	507	239	268	7
Dominican Republic	—	159	159	54	105	1
Panama	—	306	306	81	225	1
Rest of SCA&C	—	351	351	148	203	4
Others	276	4,067	4,343	12,681	(8,338)	2

Total	489	28,597	29,086	20,424	8,662	467
Assets held for sale and directly related liabilities	—	147	147	—	147	—

Total consolidated	$489	28,744	29,233	20,424	8,809	467

As of December 31, 2019	Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets
Mexico	$—	3,910	3,910	1,443	2,467	199
United States	143	13,755	13,898	2,440	11,458	398
EMEAA
United Kingdom	6	1,556	1,562	1,225	337	67
France	50	928	978	460	518	38
Germany	4	397	401	353	48	25
Spain	—	1,190	1,190	185	1,005	34
Israel	—	611	611	429	182	33
Philippines	—	689	689	141	548	84
Rest of EMEAA	11	1,168	1,179	435	744	65
SCA&C
Colombia	—	1,187	1,187	428	759	25
Caribbean TCL	—	542	542	236	306	21
Dominican Republic	—	193	193	66	127	8
Panama	—	337	337	105	232	10
Rest of SCA&C	—	381	381	164	217	18
Others	267	1,199	1,466	10,392	(8,926)	8

Total	481	28,043	28,524	18,502	10,022	1,033
Assets held for sale and directly related liabilities	—	839	839	37	802	—

Total consolidated	$481	28,882	29,363	18,539	10,824	1,033

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Revenues by line of business and reportable segment for the nine-month periods ended September 30, 2020 and 2019 were as follows:

2020	Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$1,420	438	119	395	(499)	1,873
United States	1,189	1,687	714	362	(969)	2,983
EMEAA
United Kingdom	149	203	229	167	(215)	533
France	—	466	242	6	(140)	574
Germany	159	148	51	85	(108)	335
Spain	173	62	17	18	(47)	223
Israel	—	449	144	82	(132)	543
Philippines	304	—	—	2	(2)	304
Rest of EMEAA	472	261	60	26	(129)	690
SCA&C
Colombia	208	84	24	44	(76)	284
Caribbean TCL	179	4	5	11	(19)	180
Dominican Republic	130	12	4	27	(20)	153
Panama	47	10	3	3	(11)	52
Rest of SCA&C	334	24	7	18	(24)	359
Others	—	—	—	683	(336)	347

Continuing operations	4,764	3,848	1,619	1,929	(2,727)	9,433
Discontinued operations	55	29	55	53	(15)	177

Total	$4,819	3,877	1,674	1,982	(2,742)	9,610

2019	Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$1,507	596	145	445	(597)	2,096
United States	1,110	1,653	692	333	(942)	2,846
EMEAA
United Kingdom	175	238	221	204	(265)	573
France		549	269	6	(163)	661
Germany	144	134	46	91	(108)	307
Spain	176	66	17	17	(53)	223
Israel	—	403	124	79	(123)	483
Philippines	351	—	—	2	(1)	352
Rest of EMEAA	452	282	67	29	(126)	704
SCA&C
Colombia	269	134	40	50	(117)	376
Caribbean TCL	184	7	4	9	(20)	184
Dominican Republic	146	21	7	23	(27)	170
Panama	112	39	12	12	(33)	142
Rest of SCA&C	343	37	8	18	(26)	380
Others	—	—	—	837	(462)	375

Continuing operations	4,969	4,159	1,652	2,155	(3,063)	9,872
Discontinued operations	184	99	124	64	(10)	461

Total	$5,153	4,258	1,776	2,219	(3,073)	10,333

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

5)	OPERATING EXPENSES

Consolidated operating expenses for the nine-month periods ended September 30, 2020 and 2019, by function are as follows:

	2020	2019
Administrative expenses [1]	$790	832
Selling expenses	247	276
Distribution and logistics expenses	1,045	1,111

	$2,082	2,219

1

All significant Research and Development “R&D” activities are executed by several internal areas as part of their daily activities. For the nine-month periods ended September 30, 2020 and 2019, total combined expenses of these departments recognized within administrative expenses were $22 and $27, respectively.

Depreciation and amortization for the nine-month periods ended September 30, 2020 and 2019 are detailed as follows:

	2020	2019
Included in cost of sales	$680	645
Included in administrative, selling and distribution and logistics expenses	144	129

	$824	774

6)	OTHER EXPENSES, NET

Other expenses, net for the nine-month periods ended September 30, 2020 and 2019, consisted of the following:

	2020	2019
Impairment losses (notes 13A and 14) [1]	$1,514	8
Results from the sale of assets and others, net	133	90
Incremental costs and expenses associated with the COVID-19 Pandemic [2] (note 2)	30	—
Restructuring costs	71	34

	$1,748	132

1

As explained in notes 13A and 14, considering the negative effects of the COVID-19 Pandemic and its impact on the valuation of the Company’s assets and the future operating plans of certain idle assets, in the period ended September 30, 2020, CEMEX recognized non-cash impairment losses of idle assets and goodwill for an aggregate amount of $1,514.

2

Refers to expenses associated with the maintenance of sanitary and containment measures that began in March 2020 as a result of the COVID-19 Pandemic, as well as incremental costs associated with certain disruptions related to such pandemic.

7)	FINANCIAL EXPENSE, FINANCIAL INCOME AND OTHER ITEMS, NET

7A)	FINANCIAL EXPENSE

Consolidated financial expense for the nine-month periods ended September 30, 2020 and 2019 of $599 and $525, respectively, includes $56 in 2020 and $60 in 2019, of financial expense arising from financial liabilities related to lease agreements.

7B)	FINANCIAL INCOME AND OTHER ITEMS, NET

Financial income and other items, net for the nine-month periods ended September 30, 2020 and 2019, are detailed as follows:

	2020	2019
Financial income	$12	15
Effects of amortized cost on assets and liabilities and others, net	(45)	(45)
Foreign exchange results	29	(10)
Results from financial instruments, net (note 15C)	(16)	1

	$(20)	(39)

8)	CASH AND CASH EQUIVALENTS

Consolidated cash and cash equivalents as of September 30, 2020 and December 31, 2019, consisted of:

	September 30, 2020	December 31, 2019
Cash and bank accounts	$605	547
Fixed-income securities and other cash equivalents	2,848	241

	$3,453	788

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Cash and cash equivalents – continued

Based on net settlement agreements, as of September 30, 2020 and December 31, 2019 the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX for $49 and $27, respectively, which are offset against the corresponding CEMEX’s obligations with the counterparties.

9)	TRADE ACCOUNTS RECEIVABLE

As of September 30, 2020 and December 31, 2019, the balances of this caption include trade accounts receivable of $698 and $682, respectively, that were sold under securitization programs for the sale of trade accounts receivable established in Mexico, the United States, France and the United Kingdom. Under these programs, CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any customer, according to the terms of the programs. The portion of the trade accounts receivable sold and maintained as a liability amounted to $556 as of September 30, 2020 and $599 as of December 31, 2019. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $11 and $19 for the nine-month periods ended September 30, 2020 and 2019, respectively.

Consolidated trade accounts receivable as of September 30, 2020 and December 31, 2019, consisted of:

	September 30, 2020	December 31, 2019
Trade accounts receivable	$1,725	1,637
Allowances for expected credit losses	(115)	(116)

	$1,610	1,521

As of September 30, 2020, and December 31, 2019, balances of trade accounts receivable and the allowances for ECL by segment were as follows:

	As of September 30, 2020			As of December 31, 2019
	Accounts receivable	ECL	ECL average rate	Accounts receivable	ECL	ECL average rate
Mexico	$280	36	12.9%	266	35	13.2%
United States	481	7	1.5%	474	6	1.3%
EMEAA	817	51	6.2%	733	46	6.3%
SCA&C	107	18	16.8%	126	25	19.8%
Others	40	3	7.5%	38	4	10.5%

	$1,725	115		1,637	116

As of September 30, 2020, in relation to the COVID-19 Pandemic (note 2) and the potential increase in expected credit losses on trade accounts receivable as a result of the negative economic effects associated with the COVID-19 Pandemic, CEMEX maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio’s recovery period or in some cases the risk of non-recovery. As of this same date, the Company considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect as a result of a deepening or extension of the COVID-19 Pandemic.

10)	INVENTORIES

Consolidated balances of inventories as of September 30, 2020 and December 31, 2019 are summarized as follows:

	September 30, 2020	December 31, 2019
Finished goods	$288	320
Work-in-process	163	195
Raw materials	202	194
Materials and spare parts	249	263
Inventory in transit	32	17

	$934	989

11)	OTHER CURRENT ASSETS

As of September 30, 2020 and December 31, 2019, other current assets are mainly comprised of advance payments to vendors.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

12)	EQUITY ACCOUNTED INVESTEES

As of September 30, 2020 and December 31, 2019, the investments in common shares of associates are as follows:

	Activity	Country	%	September 30, 2020	December 31, 2019
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$228	229
Concrete Supply Co. LLC	Concrete	United States	40.0	79	75
Lehigh White Cement Company	Cement	United States	36.8	66	64
Société d’Exploitation de Carrières	Aggregates	France	50.0	19	17
Société Méridionale de Carrières	Aggregates	France	33.3	13	15
Other companies	—	—	—	84	81

				$489	481

Out of which:
Book value at acquisition date				$326	331
Changes in stockholders’ equity				$163	150

13)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of September 30, 2020 and December 31, 2019, the consolidated balances of this caption consisted of:

	September 30, 2020	December 31, 2019
Property, machinery and equipment, net	$9,701	10,565
Assets for the right-of-use, net	1,204	1,285

	$10,905	11,850

13A)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of September 30, 2020 and December 31, 2019, consolidated property, machinery and equipment, net consisted of:

	September 30, 2020	December 31, 2019
Land and mineral reserves	$4,602	4,606
Buildings	2,348	2,374
Machinery and equipment	11,433	11,519
Construction in progress	1,058	1,209
Accumulated depreciation and depletion	(9,740)	(9,143)

	$9,701	10,565

Considering the negative effects of the COVID-19 Pandemic (note 2) on certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company’s ability to supply demand by achieving efficiencies in other operating assets, during the third quarter of 2020, CEMEX recognized non-cash impairment losses for these idle assets for an aggregate amount of $300, of which $70 relate to assets in the United States mainly the North Brooksville plant, $198 to assets in EMEAA mainly referring to the Lloseta and Gador plants in Spain and the South Ferriby plant in the United Kingdom, among minor adjustments in other countries, $19 to assets in SCA&C mainly in connection with Panama’s kiln 1 and $13 of other assets. During the nine months ended September 30, 2019, impairment losses were not significant.

13B)	ASSETS FOR THE RIGHT-OF-USE, NET

As of September 30, 2020 and December 31, 2019, consolidated assets for the right-of-use, net were related to:

	September 30, 2020	December 31, 2019
Land and mineral reserves	$370	366
Buildings	459	471
Machinery and equipment	1,461	1,428
Accumulated depreciation	(1,086)	(980)

	$1,204	1,285

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

14)	GOODWILL AND INTANGIBLE ASSETS, NET

As of September 30, 2020 and December 31, 2019, consolidated goodwill and intangible assets are summarized as follows:

	September 30, 2020			December 31, 2019
	Cost	Accumulated amortization	Carrying Amount	Cost	Accumulated amortization	Carrying Amount
Intangible assets of indefinite useful life:
Goodwill	$8,438	—	8,438	$9,562	—	9,562
Intangible assets of definite useful life:
Extraction rights	1,947	(587)	1,360	1,985	(395)	1,590
Industrial property and trademarks	43	(19)	24	42	(18)	24
Customer relationships	196	(196)	—	196	(196)	—
Mining projects	45	(6)	39	48	(5)	43
Others intangible assets	980	(651)	329	1,014	(643)	371

	$11,649	(1,459)	10,190	$12,847	(1,257)	11,590

Intangible assets of definite useful life

During the third quarter of 2020, CEMEX recognized impairment losses of certain idle assets as mentioned in note 13A. In connection with the idle status of North Brooksville plant in the United States, CEMEX also recognized a non-cash impairment charge of $181 associated with the operating permits related to such plant, considering that the book value of such permits will not be recovered through normal use before their expiration and $13 of other intangible assets.

For the nine-month periods ended September 30, 2020 and 2019, the amortization of intangible assets of definite useful life was $97 and $90, respectively and were recognized within operating costs and expenses.

Impairment test of goodwill

At least once a year during the last quarter or, when impairment indicators exist, CEMEX analyses the possible impairment of goodwill by means of determining the value in use of its Cash Generating Units (“CGUs”) to which goodwill balances have been allocated, represented by the discounted cash flows projections related to such CGUs, using risk adjusted discount rates. During the third quarter of 2020, in connection with the negative effects on its operating results caused by the periods of quarantine, social distancing and suspension and reduction of operations in accordance with the provisions issued by each government, as well as the high uncertainty in relation to the duration and consequences in certain markets where the Company operates, management considered that impairment indicators materialized in its Operating Segments in the United States, Spain, Egypt and the United Arab Emirates, and consequently carried out impairment analyses of goodwill as of September 30, 2020. CEMEX’s management did not consider the existence of impairment indicators in the rest of its operations.

As a result of the aforementioned impairment analyses, considering the high volatility, lack of visibility, the economic environment and reduced outlook associated with the effects of the COVID-19 Pandemic (note 2), in its Operating Segment in the United States, as compared to its valuation as of December 31, 2019, CEMEX reduced two years the cash flows projections period from seven to five years and reduced the expected long-term growth rate from 2.5% to 2.0%. As a result of these changes in assumptions, as of September 30, 2020, the net book value of this Operating Segment exceeded its value in use; consequently, CEMEX recognized within other expenses, net (note 6), a non-cash goodwill impairment loss for an amount of $1,020. No other impairment test of goodwill as of September 30, 2020 resulted in additional goodwill impairment losses. During 2019, CEMEX did not determine impairment losses of goodwill.

In the case of the Operating Segment in the United States, the value in use as of September 30, 2020 decreased by 25.7% as compared to December 31, 2019. Of this reduction, 51.5 percentage points (“p.p.”) were related to the decrease of two years in the cash flows projections, 27.3 p.p. resulted from the reduction in the long-term growth rate used to determine the terminal value and 28.3 p.p. resulted from the slowdown of sales growth over the projected years, partially compensated by a positive effect of 7.1 p.p. associated with the reduction in the discount rate.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Impairment test of goodwill – continued

As of September 30, 2020 and December 31, 2019, goodwill balances allocated by reportable segment considering the impairment loss mentioned above are as follows:

	2020	2019
Mexico	$350	384
United States	6,449	7,469
Europe
Spain	463	494
United Kingdom	281	279
France	229	221
Czech Republic	30	30
SCA&C
Colombia	251	296
TCL	92	100
Others SCA&C [1]	62	62
AMEA
Philippines	96	92
United Arab Emirates	96	96
Egypt	12	12
Others
Other reporting segments [2]	27	27

	$8,438	9,562

1	This caption refers to the operating segments in the Dominican Republic, the Caribbean, Costa Rica and Panama.

2	This caption is primarily associated with Neoris N.V., CEMEX’s subsidiary involved in the sale of information technology and services.

As of September 30, 2020 and December 31, 2019, pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs subject to impairment analyses, were as follows:

	Discount rates		Growth rates
Groups of CGUs	2020	2019	2020	2019
United States	7.7%	7.8%	2.0%	2.5%
Spain	8.2%	8.3%	1.6%	1.6%
Egypt	10.5%	10.3%	6.0%	6.0%
United Arab Emirates	8.8%	8.8%	2.5%	2.5%

The discount rates used by CEMEX in its cash flows projections as of September 30, 2019 remained flat in most of the countries as compared to the rates determined as of December 31, 2019.

As of September 30, 2020, in connection with the assumptions included in the table above, CEMEX corroborated the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of the groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, CEMEX determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry average Operating EBITDA multiple of 11.5 times as of September 30, 2020 and December 31, 2019. After this assurance, the Company ratified its conclusions. CEMEX closely monitors the specific evolution of the countries that have presented either impairment losses or relative impairment risk in any of the reported periods and, in case the relevant economic assumptions and the cash flow projections become more negative, an additional impairment loss could result in the future.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Impairment test of goodwill – continued

In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the multiples of Operating EBITDA, in those operating segments that presented impairment charges or relative impairment risk in 2020, are as follows:

Additional effects of the sensitivity analyzes to the charges recognized from the aforementioned changes in assumptions as of September 30, 2020
Operating segment	Impairment losses recognized	Discount rate +1 Pt	Long-term growth rate –1 Pt	Multiples Operating EBITDA 11.5x
United States	$1,020	1,542	1,279	—
Spain	—	—	—	—
Egypt	—	—	—	—
United Arab Emirates	—	—	—	—

The factors considered by the Company’s management that could cause the hypothetical scenarios of the previous sensitivity analysis in the United States are, in relation to the discount rate, an independent increase of 300 bps in the industry funding cost observed as of September 30, 2020 of 6.0% or, an independent increase in the risk-free rate of 190 bps over the rate of 2.3% in such country. In the case of the long-term growth rates, a reduction of 100 bps in the rates projected as of September 30, 2020 of 2.0% in the United States that could result from the deterioration of the economic expectations in this country. Nonetheless, such assumptions do not seem probable as of September 30, 2020.

Impairment evaluations consider long-term economic variables. Discounted cash flow projections are very sensitive, among other factors, to the estimation of future prices of products, increases or decreases in volumes, the evolution of operating expenses, local and international economic trends in the industry of construction, long-term growth expectations in the different markets, and the discount rates and growth in perpetuity used. Significant judgment by management is necessary to reasonably select the significant and appropriate economic assumptions. These assumptions used in the determination of these cash flow projections are consistent with internal forecasts and industry practices.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

15)	FINANCIAL INSTRUMENTS

15A)	CURRENT AND NON-CURRENT DEBT

Consolidated debt by interest rates, currencies and type of instrument are summarized as follows:

	September 30, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
Floating rate debt	$741	2,788	3,529	$59	2,997	3,056
Fixed rate debt	1,929	6,573	8,502	3	6,306	6,309

	$2,670	9,361	12,031	$62	9,303	9,365

Effective rate [1]
Floating rate	4.0%	4.5%		4.3%	4.1%
Fixed rate	5.7%	5.7%		5.2%	5.5%

	September 30, 2020				December 31, 2019
Currency	Current	Non-current	Total	Effective rate 1	Current	Non-current	Total	Effective rate 1
Dollars	$1,778	6,886	8,664	5.7%	$25	6,144	6,169	5.2%
Euros	708	1,912	2,620	3.2%	3	2,438	2,441	3.1%
Pounds	111	311	422	3.0%	23	433	456	3.2%
Pesos	16	—	16	8.1%	—	—	—	—
Philippine pesos	3	229	232	5.0%	3	221	224	5.2%
Other currencies	54	23	77	5.7%	8	67	75	5.6%

	$2,670	9,361	12,031		$62	9,303	9,365

1	Represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period.

September 30, 2020	Current	Non-current	December 31, 2019	Current	Non-current
Bank loans			Bank loans
Loans in foreign countries, 2020 to 2024	$62	295	Loans in foreign countries, 2020 to 2024	$1	290
Syndicated loans, 2021 to 2024	—	3,280	Syndicated loans, 2021 to 2022	—	2,865

	62	3,575		1	3,155

Notes payable			Notes payable
Medium-term notes, 2024 to 2029	—	8,184	Medium-term notes, 2023 to 2026	—	6,044
Other notes payable, 2021 to 2027	24	186	Other notes payable, 2020 to 2025	6	159

	24	8,370		6	6,203

Total bank loans and notes payable	86	11,945	Total bank loans and notes payable	7	9,358
Current maturities	2,584	(2,584)	Current maturities	55	(55)

	$2,670	9,361		$62	9,303

As of September 30, 2020 and December 31, 2019, discounts, fees and other direct costs incurred in the issuance of CEMEX’s outstanding notes payable and bank loans for $56 and $71, respectively, reduce the balance of notes payable and are amortized to financing expense over the maturity of the related debt instruments under the amortized cost method.

The maturities of consolidated non-current debt as of September 30, 2020, are as follows:

	Bank loans	Notes payable	Total 1
2021	$—	2	2
2022	1,686	5	1,691
2023	673	6	679
2024	538	765	1,303
2025 and thereafter	—	5,686	5,686

	$2,897	6,464	9,361

1	The amounts in the table do not include the current portion of the non-current debt.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Current and non-current debt – continued

Changes in consolidated debt for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019 were as follows:

	September 30, 2020	December 31, 2019
Debt at beginning of period	$9,365	9,311
Proceeds from new debt instruments	4,111	3,331
Debt repayments	(1,648)	(3,284)
Foreign currency translation and accretion effects	203	7

Debt at end of period	$12,031	9,365

Relevant events and transactions during 2020

On September 17, 2020, CEMEX, S.A.B. de C.V. issued $1,000 of its 5.2% Senior Secured Notes due 2030 denominated in Dollars, which bear interest semi-annually and mature on September 17, 2030 (the “September 2030 Dollar Notes”). The Notes were issued at a price of 100% of face value and will be callable commencing on September 17, 2025. The September 2030 Dollar Notes share in the collateral pledged for the benefit of the lenders under the 2017 Credit Agreement and other secured obligations having the benefit of such collateral and are guaranteed by the same group of guarantors as described below.

On September 17, 2020, CEMEX issued a notice of full redemption with respect to the remaining aggregate principal amount of the May 2025 Dollar Notes. The aggregate principal amount of the May 2025 Dollar Notes is $750. The May 2025 Dollar Notes were redeemed in full on October 16, 2020 (note 20).

On September 8, 2020, CEMEX Finance LLC (“CEMEX Finance”) issued a notice of partial redemption with respect to the June 2024 Euro Notes. Subsequently, on September 17, 2020, CEMEX Finance issued a notice to redeem the outstanding of the June 2024 Euro Notes that would remain after the partial redemption. The aggregate principal amount of the June 2024 Euro Notes to be partially redeemed is €215 of the €400 pursuant to the first redemption and the remaining €185 pursuant to the second redemption, on October 9, 2020 and October 16, 2020, respectively. In addition, CEMEX Finance issued a notice of full redemption with respect to the April 2024 Dollar Notes. The aggregate principal amount of the April 2024 Dollar Notes to be redeemed is $640. The June 2024 Euro Notes and the April 2024 Dollar Notes were redeemed in full in October 2020 (note 20).

On June 5, 2020, CEMEX, S.A.B. de C.V. issued $1,000 of its 7.375% Senior Secured Notes due 2027 denominated in Dollars, which bear interest semi-annually and mature on June 5, 2027 (the “June 2027 Dollar Notes”). The June 2027 Dollar Notes were issued at a price of 100% of face value and will be callable commencing on June 5, 2023. The June 2027 Dollar Notes share in the collateral pledged for the benefit of the lenders under the 2017 Credit Agreement and other secured obligations having the benefit of such collateral and are guaranteed by the same group of guarantors as described below.

During March and April, 2020, to mitigate short-term liquidity risks associated to the COVID-19 Pandemic (note 2), the Company drew down $1,135 under its committed revolving facility under the 2017 Credit Agreement. Nevertheless, in September 2020, CEMEX repaid $700 of such amount. As of September 30, 2020, CEMEX has drawn down $78 in uncommitted current credit facilities.

2017 Credit Agreement

On September 8, 2020, in connection with the 2017 Credit Agreement, CEMEX launched a Consent Request and an Exchange and Discharge Offer addressed to all lenders to further modify the 2017 Credit Agreement (the “Consent Request and Exchange and Discharge Offer”). The amendments to be implemented pursuant to such Consent Request and Exchange and Discharge Offer (the “October 2020 Amendments”) include, among others, (a) extending $1.1 billion of term loan maturities by three years, from 2022 to 2025 and $1.1 billion of commitments under the revolving credit facility by one year, from 2022 to 2023; (b) the inclusion of five sustainability-linked metrics, including reduction of net CO2 emissions per cementitious product and power consumption from green energy in cement, among other indicators; (c) redenominating $313 of previous Dollar exposure under the term loans that are part of the 2017 Credit Agreement to Mexican Pesos, and $82 to Euros; (d) amending the consolidated leverage ratio from 7.00x to a limit of 6.25x for the periods ending on September 30, 2020, December 31, 2020 and March 31, 2021, and (e) amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR, as well as Mexican benchmark interbank rate provisions to account for the creation of Mexican Pesos facility.

On April 23, 2020, in anticipation to the adverse effects on the Company’s business and operating performance during 2020 as a result of the COVID-19 Pandemic (note 2A), the Company formally requested its lenders under the 2017 Credit Agreement to modify the financial covenants contained therein during 2020, including the leverage and coverage ratios. On May 22, 2020, CEMEX and its lenders reached an agreement to modify the aforementioned financial covenants to levels the Company feels comfortable to comply during the COVID-19 Pandemic and the months following the expected return to normal operations. As a result of the modifications to its financial covenants, the Company agreed to a one-time fee of $14 (35 basis points (“bps”)). Moreover, CEMEX agreed to certain temporary restrictions with respect to permitted capital expenditures, share repurchase programs, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as an increase from zero to 125 bps in the financial expense, depending on the corresponding applicable margin, CEMEX would be required to pay under the 2017 Credit Agreement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

2017 Credit Agreement – continued

The 2017 Credit Agreement requires CEMEX to comply with financial ratios, which mainly include: a) the consolidated ratio of net debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated using the consolidated amounts under IFRS. As mentioned in note 2A, in connection with the adverse economic effects expected from the COVID-19 Pandemic, the possibility of non-compliance with certain financial covenants and in order to avoid an event of default, on April 23, 2020 the Company formally requested its lenders under the 2017 Credit Agreement to modify the financial covenants contained therein. As a result, on May 22, 2020, CEMEX concluded with its lenders under the 2017 Credit Agreement (the “2020 Credit Agreement Amendments”), a request of modifications to its Leverage Ratio and Coverage Ratio, as explained below. With these modifications, CEMEX is confident that it will be in compliance with its financial covenants under the 2017 Credit Agreement in the short-term. In addition, as a result of these modifications, CEMEX accepted to (i) limit the amount of capital expenditures and acquisitions to $1,200 and $250 per year, respectively, as well as limitations on the reinvestment of certain proceeds, including those from asset sales and free cash flow; (ii) limit to $150 the amount of loans allowed to be made to third parties; and (iii) prohibit share buybacks when the previously reported Leverage Ratio is above 4.50:1. The limitations detailed in (i) and (ii) above have expired, given that CEMEX has reported two consecutive Reference Periods with a Leverage Ratio of 5.25:1 or below, as such the limitations in place prior to the 2020 Credit Agreement Amendments apply again.

In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to a number of negative covenants that, among other things, restrict or limit its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions.

As of September 30, 2020 and 2019, CEMEX was in compliance with the applicable limitations and restrictions contained in the 2017 Credit Agreement. CEMEX cannot assure that in the future it will be able to comply with such covenants and limitations. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business, liquidity and financial condition.

The balance of debt under the 2017 Credit Agreement, which debtor is CEMEX, S.A.B. de C.V., was originally guaranteed by CEMEX México, S.A. de C.V., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V., New Sunward Holding B.V., CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, this debt (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other preceding facilities) was also originally secured by a first-priority security interest in: (a) substantially all the shares of CEMEX México, S.A. de C.V., CEMEX Operaciones México, S.A. de C.V, New Sunward Holding B.V., CEMEX Trademarks Holding Ltd. and CEMEX España (the “Collateral”); and (b) all proceeds of such Collateral.

In connection with the group of guarantors mentioned above, as part of the corporate reorganization approved on November 13, 2019 with effects among the participants beginning December 1, 2019, CEMEX, S.A.B. de C.V. merged and absorbed Empresas Tolteca de México, S.A. de C.V. and CEMEX México, S.A. de C.V., effective on February 26, 2020 and March 9, 2020, respectively. As a result of the mergers, which were executed in compliance with CEMEX’s debt agreements and other financial instruments, CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. ceased to guarantee CEMEX’s indebtedness to the extent that they provided guarantees. In addition, shares of CEMEX México, S.A. de C.V. that were pledged or transferred to trustees to benefit certain creditors of CEMEX are no longer part of the Collateral.

On June 8, 2020 and on August 24, 2020, CEMEX España and New Sunward, respectively, approved the terms pursuant to which CEMEX España would merge and absorb New Sunward Holding B.V., with Cemex España being the surviving company. The aforementioned merger became effective on December 29, 2020, with retroactive effects from the date the corresponding merger deed was filed with the Commercial Registry of Madrid (Registro Mercantil de Madrid) in Spain (i.e. December 1, 2020). New Sunward has ceased to guarantee CEMEX’s indebtedness to the extent it had provided guarantees, and the shares of New Sunward, that were pledged or transferred to trustees under security trusts to benefit certain CEMEX’s secured debt guaranteed by the Collateral, are no longer part of the Collateral. Also, CEMEX España has succeeded to all of New Sunward’s rights and obligations by way of universal succession, including, without limitation, and to the extent CEMEX España was not already a guarantor, the obligation to guarantee CEMEX’s indebtedness, including but not limited to the dual-currency notes underlying the perpetual debentures, to the extent New Sunward had provided guarantees.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Financial Covenants

The 2017 Credit Agreement requires CEMEX to comply with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the “Leverage Ratio”); and b) the consolidated ratio of Operating EBITDA to interest expense (the “Coverage Ratio”). These financial ratios are calculated using the consolidated amounts under IFRS. As of September 30, 2020 and December 31, 2019, CEMEX was in compliance with such limitations and restrictions contained in the 2017 Credit Agreement. CEMEX cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

CEMEX must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive quarters. For the Coverage Ratio, the limit should be equal or greater than 1.75 times for each Reference Period ending on June 30, 2020 through March 31, 2021; equal or greater than 2.25 times for each Reference Period ending on June 30, 2021 through September 30, 2021; equal or greater than 2.50 times for each Reference Period ending on December 31, 2021 through September 30, 2022; and equal or greater than 2.75 times for each subsequent Reference Period. Once they come into effect, the October 2020 Amendments would modify the Leverage Ratio limits under the 2017 Credit Agreement. The new limits for the Leverage Ratio after the October 2020 Amendments would be as follows:

Reference Period	Leverage Ratio
For the period ending on September 30, 2020 up to and including the period ending on March 31, 2021	< = 6.25
For the period ending on June 30, 2021	< = 6.00
For the period ending on September 30, 2021 up to and including the period ending on March 31, 2022	< = 5.75
For the period ending on June 30, 2022 up to and including the period ending on September 30, 2022	< = 5.25
For the period ending on December 31, 2022 up to and including the period ending on March 31, 2023	< = 4.75
For the period ending on June 30, 2023 and each subsequent reference period	< = 4.50

Leverage Ratio: Is calculated by dividing “Funded Debt” by pro forma Operating EBITDA for the last twelve months as of the calculation date, including an adjustment introduced after the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals. Before the April 2, 2019 amendments, the calculation of Funded Debt did not include cash and cash equivalents and obligations under lease contracts.

Pro forma Operating EBITDA represents, Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Coverage ratio: is calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense includes coupons accrued on the perpetual debentures.

For the compliance periods ended as of September 30, 2020 and 2019, under the 2017 Credit Agreement, as applicable, the main consolidated financial ratios were as follows:

Consolidated financial ratios
		September 30, 2020 [1]	September 30, 2019 [2]
Leverage ratio	Limit Calculation	<= 7.00 4.27	<= 4.75 4.05
Coverage ratio	Limit Calculation	>= 1.75 3.69	>= 2.50 4.03

1	Refers to the compliance limits and calculations that were effective according to the outstanding conditions on that date after the May 22, 2020 amendments.

2	Refers to the compliance limits and calculations that were effective according to the outstanding conditions on such dates before the May 22, 2020 amendments.

CEMEX’s ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

15B)	OTHER FINANCIAL OBLIGATIONS

Other financial obligations in the condensed consolidated statement of financial position are detailed as follows:

	September 30, 2020			December 31, 2019
	Current	Non-current	Total	Current	Non-current	Total
I. Lease liabilities	$281	966	1,247	$262	1,044	1,306
II. Liabilities secured with accounts receivable and others	588	—	588	599	—	599
III. Convertible subordinated notes due 2020	—	—	—	520	—	520

	$869	966	1,835	$1,381	1,044	2,425

I.	Lease liabilities

CEMEX has several operating and administrative assets under lease contracts (note 13B). As mentioned in note 3A, beginning January 1, 2019, CEMEX applied IFRS 16 using the full retrospective approach. CEMEX applies the recognition exemption for current leases and leases of low-value assets.

II.	Liabilities secured with accounts receivable and others

As mentioned in note 9, as of September 30, 2020 and December 31, 2019, in connection with CEMEX’s sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, the funded amounts of such receivables sold are recognized in “Other financial obligations” in the condensed consolidated statement of financial position. As of September 30, 2020, includes $32 in financing from supplier factoring facility.

III.	Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued $521 aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 (the “2020 Convertible Notes”) as a result of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, which are subordinated to all of CEMEX’s liabilities and commitments, are convertible into a fixed number of the Parent Company’s ADSs at any time at the holder’s election and are subject to antidilution adjustments. The value of the conversion option as of the issuance date which amounted to $12 was recognized in other equity reserves. As of December 31, 2019, the conversion price per ADS for the 2020 Convertible Notes was $10.73 dollars. After antidilution adjustments, the conversion rate for the 2020 Convertible Notes as of December 31, 2019 was 93.2334 ADS per each 1 thousand dollars principal amount of such notes. On March 13, 2020, CEMEX paid $521 as full settlement of the aggregate outstanding amount of the 2020 Convertible Notes which matured on March 15, 2020 with a minimal conversion of ADS.

15C)	DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee and the restrictions set forth by its debt agreements and its hedging strategy, CEMEX held derivative instruments, with the objective of, as the case may be of: a) changing the risk profile or fixed the price of fuels and electric energy; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes. The notional amounts and fair values of CEMEX’s derivative instruments are as follows:

		September 30, 2020		December 31, 2019
		Notional amount	Fair value	Notional amount	Fair value
I.	Net investment hedge	$602	37	1,154	(67)
II.	Interest rate swaps	1,000	(45)	1,000	(35)
III.	Equity forwards on third-party shares	68	3	74	1
IV.	Foreign Exchange Forward Contracts	884	—	—	—
V.	Fuels price hedging	149	(15)	96	1

		$2,703	(20)	2,324	(100)

The caption “Financial income and other items, net” includes gains and losses related to the recognition of changes in fair values of derivative instruments during the applicable period which, for the nine-month period ended September 30, 2020 and 2019, represented a net losses of $16 and gains of $1, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Derivative financial instruments – continued

I.	Net investment hedge

As of September 30, 2020 and December 31, 2019, CEMEX held Dollar/Mexican Peso foreign exchange forward contracts under a program that started in February 2017 for around $1,250, where Mexican Pesos are sold and bought forward dollars with tenors of up to 24 months. During 2020 and as a result of the scheduled maturity of transactions, as well as adjustments made, the notional and the tenor of the program have decreased. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX’s net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the nine-month period ended September 30, 2020 and 2019, these contracts generated gains of $135 and losses of $55, respectively.

II.	Interest rate swaps

As of September 30, 2020 and December 31, 2019, CEMEX held interest rate swaps for a notional amount of $1,000 the fair value of which represented a liability of $45 and $35, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. During September 2020, CEMEX amended one of the interest rate forward swap contracts to reduce the weighted strike from 3.05% to 2.56% paying $14 recognized within “Financial income and other items, net” in the statement of operations. For accounting purposes under IFRS, CEMEX designated for accounting purposes these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently recognized through financial expense as interest expense on the related bank loans is accrued. For the nine-month period ended September 30, 2020 and 2019, changes in fair value of these contracts generated losses of $11 and $34, respectively.

As of September 30, 2019, CEMEX had an interest rate swap associated with an agreement entered by CEMEX for the acquisition of electric energy in Mexico, the fair value of which represented an asset of $10. Changes in the fair value of this interest rate swap generated, for the nine-month period ended September 30, 2019, losses of $200 thousands recognized within “Financial income and other items, net” in the income statement. During November 2019, CEMEX, S.A.B. de C.V. unwound and settled such interest rate swap.

III.	Equity forwards on third party shares

As of September 30, 2020 and December 31, 2019, CEMEX maintained equity forward contracts with cash settlement in March 2021, over the price of 12.8 million shares of GCC in September 30, 2020 and 13.9 million shares of GCC in December 31, 2019, in connection with the sale of CEMEX’s remaining GCC shares. Changes in the fair value of these instruments and early settlement effects generated, for the nine-month period ended September 30, 2020 and 2019, losses of $11 and gains of $3, respectively, recognized within “Financial income and other items, net” in the income statement.

IV.	Foreign Exchange Forward Contracts

As of September 30, 2020, CEMEX held Dollar/ Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts in which Dollars and Pesos are sold and Euros and British Pounds are bought, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Credit Agreement, for a combined notional amount of $397. For the nine-month period ended September 30, 2020, the aggregate results of these instruments, including the effects resulting from positions entered and settled, generated gains of $395 thousand, recognized within Financial income and other items, net in the income statement. Additionally, as of September 30, 2020, CEMEX held Dollar/Euro foreign exchange forward contracts in which Dollars are sold and Euros are bought, negotiated in connection with the redemption of the 4.625% Senior Secured Notes due 2024, for a notional amount of $487. For the nine-month period ended September 30, 2020, the aggregate results of these instruments, including the effects resulting from positions entered and settled, generated losses of $376 thousand, recognized within Financial income and other items, net in the statement of operations. These foreign exchange forwards matured during October 2020 (note 20).

In connection with the firm commitment for the sale of certain assets in the United Kingdom disclosed in note 4A, the Company entered into British Pound/Euro foreign exchange forward contracts, in which British Pounds are sold and Euros are bought for a notional amount of $186. CEMEX settled such derivatives on August 5, 2020 and paid £150 for an exchange of €165. During 2020, changes in the fair value of these instruments, generated gains of $9, recognized within “Financial income and other items, net” in the statement of operations.

V.	Fuels price hedging

As of September 30, 2020 and December 31, 2019, CEMEX maintained in several operations derivative contracts negotiated to hedge the price of certain fuels, including diesel, gas and coal, as solid fuel. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel, gas or coal consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are assigned/allocated to operating expenses as the related fuel volumes are consumed. For the nine-month periods ended September 30, 2020 and 2019, changes in fair value of these contracts recognized in other comprehensive income represented losses of $16 and gains of $12, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

15D)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as current debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term. The estimated fair value of CEMEX’s long-term debt is level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

The fair values determined by CEMEX for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

As of September 30, 2020 and December 31, 2019, the carrying amounts and fair values of CEMEX’s financial assets and liabilities were as follows:

	September 30, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Derivative financial instruments (note 15C)	$1	1	$2	2
Other investments and non-current accounts receivable	231	231	234	234

	$232	232	$236	236

Financial liabilities
Long-term debt (note 15A)	$9,361	9,526	$9,303	9,711
Other financial obligations (note 15B)	966	1,008	1,044	1,071
Derivative financial instruments (note 15C)	49	49	46	46

	$10,376	10,583	$10,393	10,828

As of September 30, 2020, CEMEX’s consolidated net monetary assets (liabilities) by currency are as follows:

September 30, 2020
Monetary assets	$6,003
Monetary liabilities	(19,608)

Net monetary assets (liabilities)	$(13,605)

Out of which:
Dollars	$(7,721)
Euros	(3,086)
Pounds	(890)
Pesos	(441)
Other currencies	(1,467)

$(13,605)

15E)	RISK MANAGEMENT

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, in order to meet CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX’s results and reduce cash from operations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Liquidity risk – continued

As of September 30, 2020, current liabilities, which included $3,539 of current maturities of debt and other financial obligations, exceeded current assets, by $648. For the nine-month period ended September 30, 2020, CEMEX generated net cash flows provided by operating activities from continuing operations of $1,313, before payments of interest and income taxes. In addition, as of September 30, 2020, CEMEX had $700 available under the committed revolving credit tranche under the 2017 Facilities Agreement, and had $455 available in other non-committed lines of credit, as well as CEMEX’s proven capacity to continually refinance and replace its short-term obligations, will enable CEMEX to meet any liquidity risk in the short-term. The Company’s management considers that CEMEX will generate enough cash flows from operations in the following twelve months.

16)	OTHER CURRENT LIABILITIES

As of September 30, 2020 and December 31, 2019, consolidated other current accounts payable and accrued expenses were as follows:

	September 30, 2020	December 31, 2019
Provisions [1]	$670	558
Interest payable	144	88
Other accounts payable and accrued expenses	284	313
Contract liabilities with customers [2]	157	225

	$1,255	1,184

1

Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

2	As of September 30, 2020 and December 31, 2019, the caption contract liabilities with customers, includes advances from customers for $115 and $184, respectively.

17)	INCOME TAXES

17A)	INCOME TAXES FOR THE PERIOD

Consolidated income tax expense is recognized based on Management’s best estimate of the weighted average annual effective income tax rate expected for the full year applied to the income before income tax for the nine-month periods ended September 30, 2020 and 2019, and adjusted for the tax effect of certain items recognized in full in the interim period.

	2020	2019
Current income tax expense	$(121)	(115)
Deferred income tax expense	50	(36)

	$(71)	(151)

17B)	TAX PROCEEDINGS

CEMEX is involved in several ongoing tax proceedings which have not required the recognition of accruals since the Company does not consider probable an adverse resolution considering the evidence at its disposal. Nonetheless, the Company cannot assure to obtain favorable resolutions in each case. The most significant development as of September 30, 2020 in comparison with December 31, 2019 is as follows:

On January 8, 2020, in connection with a tax proceeding related to the year 2012 in Colombia for amounts in Colombian Pesos equivalent to $33 of income tax and $33 of penalty, CEMEX Colombia was notified of the resolution that concludes the reconsideration request in which, the Tax Authority confirmed the official settlement in all respects. CEMEX Colombia had a period of fourth months to appeal this resolution before the administrative courts; however, the terms for administrative and judicial proceedings were suspended as a result of the government’s measures in connection with the COVID-19 Pandemic. Notwithstanding this resolution, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on its operating results, liquidity or financial position.

On June 2, 2020, in connection with the tax proceeding in Colombia related to the year 2012, CEMEX Colombia filed its response to the complementary administrative act issued by the Colombian Tax Authority (the “Tax Authority”) on March 10, 2020, in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by the company with taxes from subsequent years. As of September 30, 2020, CEMEX believes that an adverse resolution after conclusion of all available defense procedures is not probable. However, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If this proceeding is adversely resolved, CEMEX believe such adverse resolution could have a material adverse impact on CEMEX results of operations, liquidity and/or financial condition.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Tax proceedings – continued

Additionally, on June 8, 2020, in connection with the tax proceeding in Colombia related to the year 2011, the Tax Authority issued a complementary administrative act “statement of objections” (pliego de cargos), in which the authority claims the payment of the credit balance that was originated in the tax declaration of the aforementioned year and that was offset by CEMEX Colombia with taxes from subsequent years.

On November 26, 2020, the special proceeding rejecting certain deductions taken by CEMEX Colombia in its 2009 tax return was resolved in favor of CEMEX Colombia. No recourse or appeal procedures are available against this resolution. Based on this resolution, CEMEX Colombia will not be required to pay any additional taxes, fines, or interest relating to the 2009 fiscal year (note 20).

18)	STOCKHOLDERS’ EQUITY

18A)	COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of September 30, 2020 and December 31, 2019 the breakdown of common stock and additional paid-in capital was as follows:

	September 30, 2020	December 31, 2019
Common stock	$318	318
Additional paid-in capital	10,069	10,106

	$10,387	10,424

On March 26, 2020, stockholders at the annual ordinary shareholders’ meeting approved: (i) setting the amount of $500 or its equivalent in Mexican Pesos as the maximum amount of resources that through fiscal year 2020, and until the next ordinary general shareholders’ meeting of CEMEX, S.A.B. de C.V. is held, CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in CEMEX, S.A.B. de C.V.’s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. On April 8, 2020, CEMEX announced that, to enhance its liquidity, CEMEX suspended the share repurchase program for the remainder of 2020 (note 2A).

On March 28, 2019, stockholders at the annual ordinary shareholders’ meeting approved: (i) a cash dividend of $150. The dividend was paid in two installments, the first installment, for half of the dividend was paid on June 17, 2019 at the rate of $0.001663 per share and the second installment for the remainder of the dividend was paid on December 17, 2019 at the rate of $0.001654 per share; (ii) the acquisition of own shares of up to $500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next ordinary annual shareholder’s meeting is held, CEMEX may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX’s share capital, in its variable part for the amount in pesos equivalent to $0.2826, through the cancellation of approximately 2 billion ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX’s share capital, in its variable part for the amount in pesos equivalent to $0.0670 by the cancellation of approximately 461 million ordinary, registered and without par-value, treasury shares; (v) the increase of CEMEX’s share capital in its variable part for the amount $22 thousands, through the issuance of 150 million ordinary shares. The subscription of shares representing the capital increase was made at a theoretical value of $0.000143 dollars per share, and if applicable plus a premium defined by the Board of Directors. In connection with the decrease of CEMEX’s share capital, in its variable part, these CPOs were cancelled by resolution of the ordinary shareholders’ meeting on March 28, 2019 for a total amount of $75. Until December 31, 2019, under the 2019 repurchase program, CEMEX has repurchased 157.7 million CEMEX CPOs, at a weighted-average price in pesos equivalent to $0.3164 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $50.

In connection with the 2019 share repurchase program described above, from March 10, 2020 to March 24, 2020, CEMEX, S.A.B. de C.V. repurchased 378.2 million CEMEX CPOs, at a weighted-average price of 5.01 pesos per CPO, which was equivalent to $83.2, excluding value-added tax.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

18B)	NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. As of September 30, 2020 and December 31, 2019 non-controlling interest in equity amounted to $1,406 and $1,503, respectively.

During 2020, an indirect subsidiary of CEMEX, has increased its interest in CHP, from 66.78% as of December 31, 2019 to 77.74% as of September 30, 2020. From October 1, 2020 to October 9, 2020, an indirect subsidiary of CEMEX increased its interest in CHP to 77.84% (note 20).

On September 7, 2020, CEMEX announced that CEMEX España, an indirect subsidiary of CEMEX, is seeking authorization from the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) with the intention to commence a tender offer for any and all outstanding ordinary shares of CLH. On December 18, 2020, CEMEX España fully settled the CLH Tender Offer and increased its ownership in CLH from 73.16% to 92.60% (note 20).

Perpetual debentures

As of September 30, 2020 and December 31, 2019, the balances of the non-controlling interest included $446 and $443, respectively, representing the notional amounts of perpetual debentures. Interest expense on the perpetual debentures, which is accrued based on the principal amount, was included within “Other equity reserves” and represented expenses of $19 and $22 for the nine-month period ended September 30, 2020 and September 30, 2019, respectively.

19)	LEGAL PROCEEDINGS

19A)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

CEMEX is involved in various significant legal proceedings as well as investigations, the resolutions of which may result in the incurrence of losses and/or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. Therefore, CEMEX believes that it will not make significant expenditure or incur significant losses in excess of the amounts recorded. As of September 30, 2020, there has not been any notable change in respect to December 31, 2019 in connection with the most significant proceedings.

19B)	CONTINGENCIES FROM LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. The most significant development as of September 30, 2020 in comparison with December 31, 2019 is as follows:

In connection with the putative securities class action complaint filed in the U.S. District Court for the Southern District of New York on March 16, 2018, as amended on August 1, 2019, on February 11, 2020, the aforementioned complaint was dismissed and has concluded as a result of the plaintiffs’ agreement of not appealing the resolution.

20)	SUBSEQUENT EVENTS

In connection with the Consent Request and an Exchange and Discharge Offer addressed to all lenders under the 2017 Credit Agreement to further modify the 2017 Credit Agreement, launched on September 8, 2020 (note 15A), the amendments became effective on October 13, 2020, and included, among other, (a) extending $1.1 billion of term loan maturities by three years, from 2022 to 2025 and $1.1 billion of commitments under the revolving credit facility by one year, from 2022 to 2023; (b) the inclusion of five sustainability metrics, including reduction of net carbon dioxide emissions per cementitious product and power consumption from green energy in cement, among other indicators; (c) redenominating $313 of previous Dollar exposure under the term loans to Mexican Pesos, and $82 to Euros; (d) amending the consolidated leverage ratio from 7.00x to a limit of 6.25x for the periods ending on September 30, 2020, December 31, 2020 and March 31, 2021, and (e) amendments to incorporate Loan Market Association replacement screen rate provisions, as well as Mexican benchmark interbank rate provisions to account for the creation of the Mexican Pesos facility.

On October 9, 2020 and October 16, 2020, CEMEX Finance redeemed €215 and €185, respectively, which represented the full outstanding aggregate principal amount of its June 2024 Euro Notes. In addition, on October 9, 2020, CEMEX Finance redeemed the remaining $640 aggregate principal amount of its April 2024 Dollar Notes. (note 15A).

On October 16, 2020, CEMEX redeemed in full $750 aggregate principal amount of its May 2025 Dollar Notes (note 15A).

In connection with the 2017 Credit Agreement, on October 15, 2020, CEMEX prepaid $530 corresponding to the July 2021 amortization under the new term loan facilities created pursuant to the October 2020 Amendments (note15A).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

As of September 30, 2020 and December 31, 2019 and for the nine-month periods ended

September 30, 2020 and 2019

(Millions of U.S. Dollars)

Subsequent events – continued

From October 1, 2020 to October 9, 2020, CEMEX Asian South East Corporation, an indirect subsidiary of CEMEX, increased its interest in CHP to 77.84% (notes 4B and 18B).

During October 2020 and November 2020, CEMEX entered into interest rate swaps for a notional amount of $329 to fix interest payments of existing bank loans referenced to Mexican Peso floating rates. These interest rate swaps became effective on November 2020 and will mature in November 2023 (note 15C).

The Dollar/ Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts CEMEX held for a combined notional amount of $397, in which Dollars and Pesos were sold and Euros and British Pounds were bought and which were negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Credit Agreement, matured during October 2020 (note 15C).

The Dollar/Euro foreign exchange forward contracts CEMEX held for a combined notional amount of $487, in which Dollars were sold and Euros were bought, and which were negotiated in connection with the redemption of the 4.625% Senior Secured Notes due 2024, matured during October 2020 (note 15C).

In relation to the previously disclosed investigation initiated in 2018 by the Authority for Consumer Protection and Competition Defense of Panama (the “Panama Authority”) for the alleged commission by CEMEX and other competitors of absolute and relative monopolistic practices in relation to the gray concrete and the ready-mix concrete markets in Panama, the Panama Authority issued a resolution that closed the investigation on October 8, 2020. The resolution concludes that CEMEX, among other competitors, did not engage in an absolute monopolistic practice, consisting of an agreement and/or coordination of the sale price of cement or a restriction of production. The resolution also specifies that the analysis carried out and the evidence collected does not allow for a conclusion that the parties under investigation carried out a predatory practice in their production and commercialization of ready-mix concrete, which is considered a relative monopolistic practice.

On November 26, 2020, in connection with the special proceeding notified by the Colombian Tax Authority in April 2011 rejecting certain deductions taken by CEMEX Colombia in its 2009 tax return considering they were not linked to direct revenues recorded in the same fiscal year, for amounts in Colombian pesos equivalent to $27 of income tax and $27 of penalty, the Colombian State Council (Consejo de Estado) issued a favorable resolution to CEMEX Colombia and resolved that such deductions were related and are proportional to the operating activities of CEMEX Colombia. This resolution cannot be appealed. Based on this resolution, CEMEX Colombia will not be required to pay any additional taxes, fines, or interest to the Colombian Tax Authority relating to the 2009 fiscal year (note 17B).

In connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest legal proceeding, with SCI La Quinoniere (“SCI”). On November 25, 2020, the judicial expert appointed issued his final report, concluding that the volume of excavated materials and external backfilling materials were calculated at 3.04 million cubic meters and 1.41 million cubic meters, respectively. Based on these volumes, the expert calculated the loss of profits to be $0.7 and the cost of excavation of the external backfilling materials to be $12. However, the judicial expert clearly states that in his opinion the damages suffered by SCI can only be set based on the loss of profits. Proceedings on any actions CEMEX GRM has initiated regarding this matter are expected to be finalized during the first half of 2021. At this stage of the proceedings, CEMEX is not able to determine the final amount that CEMEX would pay in relation to this matter, but CEMEX expects that any amounts to be paid will not have a material adverse impact on our results of operations, liquidity and financial condition.

On December 17, 2020, commitments were increased by $93 and $43 under the new term loan facilities and the new revolving credit facility created pursuant to the October 2020 Amendments, respectively. Subsequently, on December 23, 2020, CEMEX cancelled commitments in materially the same amounts under the term loan facilities and the revolving credit facility already existing before the October 2020 Amendments. Following the aforementioned increase and cancellation, the amount of commitments under the 2017 Credit Agreement remained materially unchanged, but maturity of the aforementioned amounts being effectively extended from 2022 to 2025 (for the term loan facility commitments) and to 2023 (for the revolving credit facility commitments) (note 15A).

On December 18, 2020, CEMEX España fully settled the CLH Tender Offer for an aggregate amount in Colombian pesos equivalent to $103. As a result of the CLH Tender Offer, CEMEX España increased in ownership in CLH from 73.16% to 92.60% of all outstanding shares (excluding shares owned by CLH) (notes 4B and 18B).